10/18

04045720

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnnic Holdings

*CURRENT ADDRESS

**FORMER NAME PROCESSED

NOV 01 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 5728 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 10/26/04

Rule 12g3-2(b) File No. 82-5128

John C holdings

Annual Report 2004

ARLS
3-31-04

RECEIVED
2004 OCT 18 A 10:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE




Harry Potter





Vision

To be an integrated entertainment and media group that is competitive and dominant in the African continent, while maximising shareholder value and furthering black empowerment.

CONTENTS

Group profile

Johnnic Holdings Limited ("Johnnic") is an investment holding company with interests in entertainment, media, casino, exhibitions and property. The operations of the Group are located primarily in South Africa but also span most countries in Africa as well as parts of Europe and Australia.

johnnic holdings

ENTERTAINMENT

The Group's entertainment businesses are conducted through Johnnic Communications Limited ("Johncom") and its associates Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport"). The major businesses comprise music, filmed entertainment, entertainment services, book retailing and subscription television.

MEDIA

The Group's media businesses are conducted through listed subsidiary Johncom as well as its listed associate, Caxton & CTP Publishers and Printers Limited ("CTP"). The major businesses comprise the publishing of newspapers, magazines, books and maps and the digital operations.

CASINO, EXHIBITIONS AND PROPERTY

The Group's casino interests are conducted through Suncoast Casino and Entertainment World, a joint venture with Tsogo Sun Holdings (Proprietary) Limited ("Tsogo Sun"). The exhibition business is operated through Gallagher Estate Holdings Limited ("Gallagher Estate") and the residual property interests are conducted through Johnnic Properties.

Highlights

Cash and cash equivalents	to **R601** million
Attributable earnings (pro forma)	**68%** to R287 million
Headline earnings (pro forma)	**124%** to R123 million

…venue ongoing businesses – Pro forma



EBITDA ongoing businesses – Pro forma
(Rm)



250
200
150
100
50
0

…eadline earnings – Pro forma



Attributable earnings – Pro forma
(Rm)



350
300
250
200
150
100
50
0






*CORE STRATEGIES**

- *To expand the Group's operations throughout Africa*
- *To generate value from the convergence in technologies*
- *To foster growth in black economic empowerment*
- *To unlock shareholder value through simplifying the Group's controlling structures*

* *The Group's vision and core strategies are being reviewed in the light of the unbundled telecommunications businesses to shareholders on 20 June 2003.*

MAJOR ACHIEVEMENTS

- *R8,2 billion MTN Group Limited ("MTN") shares unbundled to shareholders on 20 June 2003, unlocking significant shareholder value.*
- *Realised R357 million from disposal of 29,6 million MTN shares during the year.*
- *Changed the collateral in Suncoast Casino and Entertainment World from MTN shares to cash in the amount of R192 million thereby effectively releasing an additional R400 million MTN shares for distribution in the unbundling.*
- *Settled holding company debt and repaid all external Gallagher Estate and Johnnic Properties' loans.*

Group structure

johnnic* holdings

62,5%

johnnic* communications

MEDIA

- Sunday Times
- 50% BDFM
- The Herald
- Daily Dispatch
- johnnic publishing limited magazine division
- 50% Sunday World ◊
- 83,3% I-Net Bridge
- 86,6% TradeWorld
- 60% Career Junction
- 40% MTN Network Solutions
- 56,4% Learning Channel

BOOKS AND MAPS

- New Holland
- Struik
- Struik Christian Books
- Afrika
- MapStudio
- Lovell Johns
- 51% mapit

RETAIL

- Nu Metro Theatres
- Exclusive Books
- IMAX

HOME ENTERTAINMENT

- Nu Metro Home Entertainment

Note: *Except where indicated interest is 100%*

* *Listed*

** *Subsequent to year end increased to 38,6% when M-Net/SuperSport was delisted at the same time*

◊ *Subsequent to year end increased to 90,5%*

CASINO, EXHIBITIONS AND PROPERTY

MUSIC

- Gallo Music Group
- Gallo Music Publishers
- Downtown Studios

AFRICA

- johnnic communications

DISTRIBUTION, MANUFACTURING AND SUPPORT SERVICES

- 60% CDT
- Nu Metro
- Entertainment Services

ASSOCIATED COMPANIES

- 26,03%** mnet*
- 26,03%** SuperSport*
- 36,15% CTP*

CASINO, EXHIBITIONS AND PROPERTY

- 28,52% Suncoast
- Gallagher Estate Holdings Limited
- johnnic properties

Group history



Barney Barnato


THE
JOHANNESBURG CONSOLIDATED
INVESTMENT COMPANY
LIMITED

Plaque reflecting original name of Johnnic



NEC reaching agreement with Anglo American



Trustees of the Ikageng Johnnic Share Scheme

1889

- Johnnic Holdings Limited ("Johnnic"), is incorporated as a mining company under the name Johannesburg Consolidated Investment Company, Limited ("Johnnies") on 28 September 1889.

1995

- Johnnic undergoes restructuring whereby the businesses are separated into three distinct groupings each with a listed holding company; Johnnies, which is renamed Johnnies Industrial Corporation Limited on 15 May 1995, Anglo American Platinum Corporation Limited ("Amplats") and JCI Limited ("JCI").
- Amplats acquires the platinum and diamond interests of Johnnic and JCI acquires the remaining mining and associated operations including gold, ferrochrome, coal and base metals, with effect from 1 January 1995.
- The remaining interests in Johnnic include a 43,2% interest in Omni Media Corporation Limited ("Omni Media"), a 13,7% interest in The South African Breweries Limited ("SAB"), a 27,8% interest in The Premier Group Limited ("Premier"), a 26,4% interest in Toyota South Africa Limited ("Toyota") and a 100% interest in Johnnic's property operations.

1996

- A historic agreement is reached between Anglo American Corporation of South Africa Limited and the National Empowerment Consortium ("NEC"), a broad-based group of black business and labour interests, that results in the NEC acquiring a 35% interest in Johnnic.
- Johnnic sells its 26,4% stake in Toyota with effect from 1 November 1996.

1997

- 6% of Johnnic is sold to historically disadvantaged communities through the Ikageng Johnnic Share Scheme.

1998

- Johnnic's new management decides to transform the Johnnic Group from a passive industrial conglomerate into a focused telecommunications, media and entertainment group.
- The strategy identifies Johnnic's non-core assets, namely interests in SAB plc, Premier and Johnnic Properties.
- The Group, through Omni Media, takes out the minority shareholders' interests in Times Media Limited ("TML"), currently known as Johnnic Publishing Limited, and Millennium Entertainment Group Africa Limited ("Mega"), currently known as Johnnic Entertainment Limited, gaining operational control over these entities and resulting in Johnnic's stake in Omni Media increasing from 44,8% to 57,5%.
- Johnnic gradually consolidates its telecommunications position by acquiring an 18,5% direct stake in Mobile Telephone Networks Holdings (Proprietary) Limited ("MTN"), of which 5% was subsequently sold to black economic empowerment groupings.
- Premier begins unbundling with the distribution of interests in Adcock Ingram Limited, Mega, Metro Cash and Carry and Edgars Stores Limited.
- Johnnic applies for a casino licence in KwaZulu-Natal.
- Minority interests in Gallagher Estate Holdings Limited ("Gallagher") are acquired and Gallagher is delisted.

1999

- Disposal of non-core assets commence with the sale of the following assets:
  - 6,4% of SAB for R1,15 billion;
  - 17% of Metro-Cash and Carry for R565,1 million;
  - 3,9% of Edgars Stores Limited for R116,5 million; and
  - 8,1% Adcock Ingram Limited for R346,2 million.
- These proceeds are used to reduce debt.
- Johnnic subsidiary, Durban Add-Ventures is declared preferred finalist for a casino licence.
- Subsidiary, Omni Media, increases its effective stake in MTN to 47,4% by:
  - exercising pre-emptive rights over South Western Bell Company's ("SBC") MTN shares;
  - following its rights in the M-Cell rights offer undertaken to enable M-Cell to exercise its pre-emptive rights over SBC's MTN shares;
  - entering into a swap agreement to exchange Omni Media's interest in MIH Holdings Limited and M-Web Holdings Limited for Naspers Limited's M-Cell shares.

2000

- Johnnic changes its name to Johnnic Holdings Limited and launches a new corporate identity.
- Omni Media changes its name to Johnnic Communications Limited ("Johncom"), and Johnnic's management structure is moved into Johncom.



• The new Johnnic corporate identity launch



• SAB



• African expansion in Nigeria MTN


Low-cost houses
for elite suburbs

• Media

- Johnnic completes its debt retirement programme with the disposal of its remaining SAB plc stake. The Company moves from a net debt position into a cash surplus position of R3 billion.
- Johnnic launches an e-commerce initiative, Johnnic e-Ventures ("JeV"), which is aimed at bringing focus, co-ordination and integration to the Group's Internet activities.
- Johnnic disposes 2 million shares in Nasdaq listed MIH Limited for R986 million.
- Johncom undertakes a further swap of its remaining 10,4% interest in MIH Holdings Limited and 6,8% interest in M-Web Holdings Limited for an increased holding in M-Cell.
- M-Cell acquires the remaining 23% shareholding in MTN which it does not own, from Transnet Limited ("Transnet") in exchange for M-Cell shares.
- Johncom acquires 75 million M-Cell shares from Transnet.
- Johncom embarks on a rights offer to raise R3,8 billion and Johnnic increases its stake in Johncom to 62,5%.
- Ikageng Johnnic Share Scheme is unwound yielding a return of 400% to investors over a period of three years.

2001

- Johnnic acquires an additional 1% interest in M-Cell in March 2001 thereby increasing its direct stake to 15,4% after dilution.
- Further disposal of non-core assets realises R239 million.
- Johncom unbundles substantially all of its interest in M-Cell, amounting to 552 203 364 shares, making Johncom a purely focused media and entertainment group. Johnnic's direct stake in M-Cell increases to 36,7% and M-Cell's free-float increases from 16% to almost 30%.
- With the aim of strengthening the board of M-Cell and Johncom, two new non-executive chairmen appointments are made: Phuthuma Nhleko – Chairman of M-Cell (replacing Irene Charnley) and Mashudu Ramano – Chairman of Johncom (replacing Paul Edwards).
- The Investment Analysts Society of South Africa presents Johnnic with an award for best communication and corporate reporting in the communication and technology sector.
- M-Cell is awarded one of the four licences in Nigeria. A third cellular operator is licensed in South Africa.
- Jacob Modise assumes the position of Chief Operating Officer at Johnnic, with Paul Edwards moving to M-Cell/MTN as Chief Executive Officer and Irene Charnley becoming M-Cell/MTN Commercial Director.

2002

- Transformation of Johnnic into a focused telecommunications, media and entertainment group is completed.
- Further disposals of certain non-core assets realise R670 million.
- Johnnic reduces holding company debt from R700 million to under R150 million in June 2002.
- Johnnic concludes a voting pool agreement with Transnet.
- M-Cell Limited changes its name to MTN Group Limited.

2003

- The convergence strategy that underpinned Johnnic's focus of telecommunications, media and entertainment had matured and no longer requires a central control structure.
- Johnnic agrees to terminate the voting pool agreement it has with Transnet as well as waive its pre-emptive rights over Transnet's shareholding in MTN, in favour of the management of MTN, thereby enhancing empowerment in MTN. As a result Johnnic relinquishes control over MTN in December 2002.
- Christine Ramon is appointed Financial Director of Johnnic.
- Johnnic unbundles substantially all of its interest (31,9%) in MTN amounting to 526 743 001 shares.
- The unbundling unlocks most of the discount at which Johnnic shares traded to its underlying net asset value and enables Johnnic shareholders to hold shares directly in MTN.
- Johnnic retains 40 million MTN shares to cover the corporate guarantee relating to the casino investment as well as to fund Johnnic's ongoing working capital requirements.
- NEC voting pool agreement expires on 31 December 2003.
- In terms of the JSE Listings Requirements Johnnic is to take steps within six months from the date of the unbundling of its shareholding in MTN to eliminate the pyramid structure that exists between Johnnic and Johncom.

2004

- Johnnic begins the process to enhance empowerment within the Group.
- Johnnic settles holding company debt and repays all external Gallagher Estate and Johnnic Properties' loans.
- The JSE deadline granted to Johnnic to address its pyramid structure with Johncom is extended to 23 June 2004.
- This date is subsequently extended pending the resolution of Johnnic's empowerment structure.

Directorate



Cyril M Ramaphosa (51)
BProc
Chairman
Non-executive director since 19 November 1996.

He was involved in the political transformation process in South Africa as head of the negotiating team of the ANC. His previous positions include Chairman of the Constitutional Assembly, Member of Parliament, Secretary General of the ANC and General Secretary of the National Union of Mineworkers. He is the Executive Chairman of Shanduka Group (Pty) Limited (formerly Millennium Consolidated Investments (Pty) Limited), Non-executive Chairman of MTN Group Limited and Vice-Chairman of the Commonwealth Business Council. Other major directorships include SAB-Miller plc, Bidvest Limited and Alexander Forbes Limited.



Connie AG Molusi (42)
BJourn, MA
Chief Executive Officer: Johnnic Communications Limited
Director since 1 July 2003.

Previously a journalist, followed by appointments in media and communications in Government. Connie Molusi was appointed as a director at Johnnic Publishing Group Limited in November 2000 and Chief Executive Officer in April 2001. He was appointed Group Chief Executive Officer of Johnnic Communications Limited on 17 March 2003. Other major directorships include African Media Entertainment Limited, Electronic Media Network Limited, SuperSport International Holdings Limited and Caxton & CTP Publishers and Printers Limited.



Jacob RD Modise (37)
BComm, BAcc, CA(SA), MBA, AMP (Harvard)
Chief Operating Officer
Director since 28 May 1998.

He was Group Finance Director of Johnnic until 1 August 2001 and occupied the function of both FD and COO up to the appointment of the new FD in March 2003. Prior to joining Johnnic he occupied senior finance positions at Eskom Limited, Teljoy Holdings Limited and Johannesburg Consolidated Investment Company, Limited. He served his articles with Deloitte, Haskins and Sells. Other major directorships include Johnnic Communications Limited, Allied Electronics Corporation Limited, Eskom Limited, Land and Agricultural Development Bank of South Africa and Advisory Board member of the Nelson Mandela Children's Fund.



Christine K Ramon (36)
BCompt, BCompt Hons, CA(SA), SEP (Harvard)
Financial Director
Director since 5 March 2003.

She is currently Financial Director of Johnnic. Prior to joining Johnnic in 1995, she was audit manager at Coopers & Lybrand both in South Africa and in Italy. She was seconded as Deputy Finance Director to the Independent Electoral Commission in 1994. Her other major directorships include Johnnic Communications Limited, Gallagher Estate Holdings Limited, the National Health Laboratory Service and Transnet Limited.

ALTERNATE DIRECTORS

Zithulele NA Cindi (53)
Alternate to MC Ramaphosa
Appointed on 8 March 1999

Paul M Jenkins (44)
Alternate to ACG Molusi
Appointed on 1 July 2003

Ian P Smith (39)
Alternate to WS Moutloatse
Appointed on 22 March 2002

Thuli H Zuma (39)
Alternate to PF Nhleko
Appointed on 7 May 1999



Mashudu E Ramano (50)
BCompt

Non-executive director since 1 October 2001.

He is Executive Chairman of African Legend Investment Limited and Non-executive Chairman of Johnnic Communications Limited.



Patrick E Burton (51)
BComm (Hons), HDip Tax

Independent non-executive director since 20 September 2000.

He worked for Moores Rowland, Chartered Accountants for eight years, during which time he completed articles of clerkship. He emigrated to Canada and worked for Lanvethol and Horwath, Chartered Accountants from 1981 to 1984. In 1984 he returned to South Africa and has since been the Financial Director at Snoek Wholesalers (Proprietary) Limited.



William S Moutloatse (35)
BComm

Non-executive director since 22 March 2002.

He worked for First National Bank in Cape Town from 1993 to 1994 and in 1995 he joined First National Trust in Johannesburg as a Portfolio Advisor. He joined Standard Corporate Merchant Bank in 1996 and was a Portfolio Manager from 1998 to 2000. He joined Transnet Pension Fund as a Senior Manager responsible for Equities and Bonds in 2000. Other major directorships include Johnnic Communications Limited.



Tommy RA Oliphant (58)
MAP

Non-executive director since 21 September 1999.

He was in the employ of the Metal and Electrical Workers Union of South Africa from 1970 to 1994 and rose through the ranks to the position of General Secretary. Thereafter he joined Fedsure Life in 1995 (which was taken over by Investec in 2001) as National Sales Manager Negotiated Benefits. He left in April 2002 to become an Executive Director at Aventura Resorts Limited after being appointed Chairman of Aventura in January 2002. Other major directorships include Chairman of Airports Company of South Africa Limited and a director of Johnnic Communications Limited.



Phuthuma F Nhleko (43)
BSc (Civil Eng), MBA

Non-executive director since 25 November 1997.

Previously Executive Chairman of Worldwide African Investments Holdings (Pty) Limited, he was appointed to the position of Chief Executive Officer of MTN Group Limited on 1 July 2002. Other major directorships include Nedcor Bank Limited, Nedcor Limited and Old Mutual Life Holdings (South Africa) Limited.



Colin B Brayshaw (68)
CA(SA), FCA

Independent non-executive director since 31 October 1996.

Retired Managing Partner and Chairman of Deloitte & Touche, Chairman of Coronation Investments and Trading Limited and non-executive director of various companies including, AngloGold Limited, Anglo American Platinum Corporation Limited, Datatec Limited and Johnnic Communications Limited.



Cyril Ramaphosa

Chairman's letter to shareowners

DEAR SHAREHOLDER

2004 is a milestone year in the history of South Africa, marking as it does the first decade of our country's non-racial democracy. These past ten years have borne witness to dramatic changes in South African society, the most notable of which has been the empowerment of previously disadvantaged individuals and communities – politically, economically and socially.

Looking back over this watershed period, I note with pride that the evolution of Johnnic Holdings Limited ("Johnnic") has not only paralleled these developments but, in many instances, led the field. Indeed, at around the same time that South Africa held its first democratic elections in 1994, the National Empowerment Consortium ("NEC") – a consortia of black business and labour began negotiations to acquire a majority 35% stake in Johnnic (then known as Johnnies Industrial Corporation Limited) from Anglo American Corporation of South Africa Limited.

Under the NEC's leadership, the Group was transformed from a passive industrial conglomerate into a focused entertainment, media and telecommunications group, ultimately changing its name from Johnnies Industrial Corporation Limited to Johnnic. Throughout the process, emphasis has been placed on generating value for shareholders while at the same time empowering those disadvantaged previously by race, gender or class.

STRATEGY

The Board has deliberated on a new strategy for the Group. The main underpin for the strategy will be the enhancement of empowerment at the equity level within the operating companies. As such the strategy will be implemented only once the new shareholding structure has been put in place.

The NEC voting pool agreement expired at the end of December 2003. Negotiations have been undertaken to replace the voting pool agreement with the more permanent empowerment structure. As these negotiations involved the participation of third parties, including some of our operating subsidiaries and associates, the finalisation of the transaction has taken longer than anticipated. We hope to conclude the structure as soon as possible in the new financial year.

PYRAMID

Johnnic management has concluded all the work necessary for the collapse of the Johnnic/Johncom pyramid structure. The implementation will be undertaken at the same time or soon after the completion of the empowerment structure. The JSE Securities Exchange South Africa ("JSE") has been kept informed of work that has been undertaken by the Company in this regard.

We are grateful for the JSE's understanding in this matter, and have committed ourselves to reaching finality as soon as possible.

FINANCIAL AND OPERATING PERFORMANCE

Johnnic has rewarded its shareholders significantly this year with the unlocking of substantial value in the unbundling of R8,2 billion worth of MTN shares on 20 June 2003. This contributed to a 332% increase in attributable earnings per share from 585 cents per share last year to 2 528 cents per share this year. The distribution of the 526,7 million MTN shares realised an exceptional profit of R3,7 billion. The subsidiary Johnnic Communications Limited ("Johncom") returned solid performance with growth in headline earnings from R157 million to R177 million.

The Group's balance sheet at year end is also considerably stronger, attributable in part to the repayment of head office debt using proceeds arising from the sale of MTN and Naspers Limited shares during the year. Net cash resources have also been strengthened to R601 million (2003: R59 million), while the value of the 40 million MTN

Johnnic has become a role model for South African business in terms of equity participation, employment equity, affirmative procurement and entrepreneurial development.



shares retained by the Group has risen to more than R1,3 billion at year end.

From an operating perspective, the strategic realignment of Johncom's operations into core areas of business continues to yield positive results. Trading at Suncoast Casino and Entertainment World has improved markedly during the year, confirming the potential of the operation to contribute meaningful profits as forecast in the business plan.

CORPORATE CITIZENSHIP

Responsibility for all corporate social investments has been moved to the operating entities, with our largest subsidiary, Johncom, investing substantial sums of money in key developmental areas such as education and training, healthcare, the arts and culture.

A detailed corporate social investment report appears on page 22 of this report.

CORPORATE GOVERNANCE

Johnnic remains firmly committed to the principles of good governance, and has embraced those recommended by the King Code on Corporate Governance at both holding company and Group level.

A detailed corporate governance report appears on page 32 of this report.

JSE LISTING

Johnnic's listing on the JSE was transferred to the Media and Photography – "Publishing and Printing" sector on 13 June 2003 following the distribution of Johnnic's interest in MTN.

ACKNOWLEDGEMENTS

I would like to congratulate our Chief Operating Officer, Jacob Modise, and his small but dedicated team at the holding company level on yet another excellent year. I also commend the individual and collective efforts of every employee within the Group: your loyalty and dedication have ensured the continued success of your respective businesses and the Group as a whole.

My thanks also go to my colleagues on the Board of Directors, whose wise counsel and tireless efforts contribute measurably to the Group's success; our shareholders, whose investment support is invaluable; and our numerous business partners and suppliers, without whom Johnnic's operating prowess would be considerably shackled.

ANNUAL GENERAL MEETING

On behalf of the Board of Directors of Johnnic, I have the distinct pleasure in inviting our valued shareholders to the Group's annual general meeting, which will be held on 27 October 2004 at 14:30 at Gallagher Estate. Any shareholders not able to attend are requested to vote by proxy in accordance with the instructions on the proxy form on page 111 of this report.

The notice of the meeting, which is set out on pages 103 to 107 of this report, is accompanied by explanatory notes setting out the effects of all proposed resolutions included in the notice.

I look forward to welcoming you to the meeting and offer my thanks for your continued confidence and interest in Johnnic.

Cyril Ramaphosa
Chairman

6 September 2004



Jacob Modise

Chief Operating Officer's review

OVERVIEW

Johnnic has concluded another exciting year that has seen significant value generated for shareholders.

A few challenges remain relating to the resolution of permanent empowerment structures at the shareholding level. Once these have been resolved the remaining value trapped within the group structure will be unlocked for the benefit of the shareholders. The primary operating entity Johnnic Communications Limited ("Johncom") has been placed on a good footing for better performance in the future. These have been reflected by the sterling results reported by the Group in the current financial year.

Johnnic reported a 336% increase in attributable earnings per share from 585 cents per share last year to 2 528 cents per share this year. This was largely driven by the distribution of R8,2 billion worth of MTN Group Limited ("MTN") shares to shareholders which realised an exceptional profit of R3,7 billion, R165 million profit on disposal of investments, and strong full-year results from core subsidiary, Johncom. The value of MTN shares in shareholders' hands, which were worth under R50 for each Johnnic shareholder at unbundling date, have since increased in value to under R90 per Johnnic shareholder.

Johnnic's balance sheet strengthened substantially during the year as a result of the elimination of interest bearing debt at both the holding company and among subsidiaries of R428 million, the build-up of net cash resources of over R601 million (2003: R59 million), and the increase in the value of liquid assets in the form of 40 million MTN shares originally held to cover the R300 million contingent liability (relating to the Casino corporate guarantee) to R1,3 billion at year end.

The improvement in the balance sheet allowed the Group to increase its stake in Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") after year end to 38,6% at a cost of R287 million and has facilitated the consideration of realistic investment options at the holding company level.

DIVISIONAL REVIEW

Johnnic currently comprises holdings in the following companies:

- Johncom – 62,5%
- Gallagher Estate Holdings Limited ("Gallagher") – 100%
- Johnnic Properties – 100%
- Durban Add-Ventures – 71,3% (reported under Suncoast Casino and Entertainment World).

CORE OPERATIONS

Johncom

The restructuring of Johncom with effect from 1 July 2003, effectively transforming the Company into a single integrated entertainment and media group with own operations clustered into six core logical business units which contributed to a continued positive trend in terms of

The results of the year were marked by an improvement in margins and management of costs.



annual revenue and profit from ongoing operations. The results for the year were marked by an improvement in margins and management of costs.

Although Johncom's overall turnover declined as a result of operations that were disposed of during the year, revenue from ongoing operations increased by 6% to R2 682 million (2003: R2 541 million). Profit from operations before exceptional items from the same businesses rose by 47%, the latter bolstered by the Group's strategy to 'fix, sell or close' underperforming businesses.

This strategy saw the digital operations, formerly housed in Johnnic e-Ventures, being merged into the Media division in July 2003 and the subsequent sale of certain businesses. The remaining core businesses in this sector are I-Net Bridge, CareerJunction and MTN Network Solutions (a joint venture with MTN), all three of which are performing well and contributing positively.

Johncom's two retail businesses, Exclusive Books and Nu Metro Theatres have also been clustered into a single Retail division, under the direction of Exclusive Books experienced management team.

Other significant developments that took place during the year, included:

- The sale by UK-based Hammicks Bookstores Limited ("Hammicks") of its chain of local bookstores and subscription businesses;
- The completion of a comprehensive, long-term review per cinema site of revenue against fixed lease and operating costs for Nu Metro Theatres, resulting in the closure of some theatres and the impairment of leases and assets at a number of Nu Metro Theatre sites;
- A review was conducted of the Imax Theatres business as a whole, with a possible eventual exit; and
- The sale of MTN and Naspers shares yielded a surplus of R58 million on the disposal of these listed equities. Group debt largely at holding company level, has been eliminated with contributions from the sale of non-core listed equities and cash inflows from operating activities.

Subsequent to year end the Competitions' Authorities approved Johncom's acquisition of 90,5% of New Africa Publications, owner of 50% of Sunday World and 100% of the Sowetan. This positions the Group as a 7-day-a-week publishing entity, which brings considerable operating efficiencies and enables the Group to offer advertisers a broader reach into the market.

Subsequent to year end, M-Net/SuperSport terminated their joint listing on the JSE and Johncom simultaneously increased its shareholding in these associate businesses to 38,6%.

NON-CORE OPERATIONS

Gallagher

Gallagher experienced a good year's trading, reflected in turnover growth of 11% and a 20% increase in profit from operations before exceptional items. These results are most encouraging given the loss of the Reed Exhibition business and are consistent with a general improvement in the conference and exhibition industry. All external loans, amounting to R52 million, were repaid in full during the


The favourable retail conditions experienced over the last six months appear likely to continue for the foreseeable future, heralding stronger trading

Non-core operations continued

year under review, placing Gallagher in a strong operating position going forward.

Subsequent to year end Gallagher has been in negotiations with the Government of the Republic of South Africa to house the Pan African Parliament ("PAP") at Gallagher Estate over the next five years. This will require construction of facilities at a cost of R70 million and is expected to generate a positive net present value at the end of the five-year lease. In addition, it is more than likely that the demand for office space will increase once the PAP is up and running which may create further development/sale opportunities for the facility.

Johnnic Properties

The bulk of Johnnic Properties' remaining assets were sold off during the year under review, including the Grace Hotel, which generated a profit of R6 million. Revenue fell compared to the prior year due to the Company's decreased activity and smaller property portfolio.

Suncoast Casino and Entertainment World ("Suncoast Casino")

Through Durban Add-Ventures, Johnnic owns an effective 28,5% stake in the R1,4 billion Suncoast Casino complex on Durban's beachfront. Trading results have improved markedly allowing Suncoast Casino to exceed budgets for the financial year under review. Suncoast Casino's losses for the year under review, amounting to R31 million, were included in Durban Add-Ventures' prior and current years' accumulated losses of R65 million which primarily related to Casino bid costs that were previously expensed.

PROSPECTS

The Johnnic board continues to consider various strategic options relating to the future of the Group with a view to enhancing further shareholder value. These strategic options will be underpinned by the enhancement of Johnnic's empowerment credentials and will use the substantial goodwill associated with the Johnnic name as well as its strong balance sheet.

The favourable retail conditions experienced over the last six months appear likely to continue for the foreseeable future, heralding stronger trading for the Group's major subsidiary, Johncom, as well as non-core businesses Gallagher and Suncoast Casino.

Johncom is particularly well positioned to continue its positive growth trend going forward. Not only are the core businesses within that group contributing strongly, but also improved results are expected from Nu Metro Theatres and Johncom Africa, where investments in East and West Africa are expected to bear fruit. A global revival in advertising and stable newsprint prices is expected to benefit the media sector. Piracy continues to be a serious threat to the entertainment industry and Johncom will increase its role in combating this criminal activity in every way possible. The continuing digitisation of content poses both threats and opportunities, and management is proactively addressing these.

The upturn at Suncoast Casino since September 2003 is reversing the fortunes of this start-up enterprise, heralding great promise for the future. Ongoing improvement in the conference and exhibition industry holds similar promise for Gallagher in the year ahead.

PYRAMID

Johnnic executives have held discussions with the JSE regarding the extension of time to 23 June 2004 granted to the Company to address the pyramid structure created between Johnnic and Johncom following the unbundling of MTN shares out of Johnnic. These discussions have centred on Johnnic's efforts to finalise its strategic options, all of which include the implementation of additional empowerment in its shareholding and the creation of value for shareholders as imperatives.

Johnnic is engaged in ongoing discussions with the JSE with a view to finalising the matter, at which time a further announcement will be issued to shareholders.

Jacob Modise
Chief Operating Officer

6 September 2004

Christine Ramon



Financial Director's review

OVERVIEW

This review should be read in conjunction with the annual financial statements for the Johnnic Group set out on pages 41 to 102.

The most significant transaction of the past year was the distribution of R8,2 billion worth of MTN Group Limited ("MTN") shares to shareholders with a market value of R14,8 billion at 28 June 2004. This transaction realised an exceptional profit of R3,7 billion resulting from the 526,7 million MTN shares unbundled which were revalued from a book value of R8,62 per share to a market value of R15,61 per share on the date of the unbundling, being 20 June 2003.

This contributed to a 336% increase in the attributable earnings from R962 million to R4 196 million for the year ended 31 March 2004.

The consolidated results of the Group incorporate the results of Johnnic Communications Limited ("Johncom"), Gallagher Estate Holdings Limited ("Gallagher"), Durban Add-Ventures Limited ("Durban Add-Ventures") and Johnnic Properties. MTN was equity accounted for a three-month period to the date of the unbundling in June 2003. Johnnic ceased to equity account for the earnings of MTN thereafter.

PRO FORMA RESULTS

As a result of the unbundling of the MTN shares and accounting for the full share of Durban Add-Ventures prior year losses in the current year, the results of the Group are not comparable with those of the previous year.

To enable better appreciation of Johnnic's ongoing businesses a pro forma consolidated income statement has been presented for the current year and the prior year using consistent accounting policies, assuming the unbundling was effected on 1 April 2002 and Durban Add-Ventures was consolidated since acquisition.

All comparison to the prior year numbers in the commentary on Group results relate to the pro forma consolidated income statement set out on page 17.

Highlights

- Revenue for ongoing businesses up 6% to R2 682 million from R2 541 million
- Profit from operations before exceptional items for ongoing businesses up 53% to R115 million from R75 million
- Headline earnings (pro forma) up 124% to R123 million from R55 million
- Attributable earnings (pro forma) up 68% to R287 million from R171 million
- Enterprise value to profit from operations before exceptional items at 23,3 times
- Cash and cash equivalents increased to R601 million

Unaudited pro forma consolidated income statement

(excludes telecommunications businesses and includes Durban Add-Ventures consolidated since acquisition)

For the years ended	31 March 2004 Pro forma Rm	31 March 2003 Pro forma Rm	Change %
Revenue	2 789	3 406	(18)
Core operations			
Ongoing	2 682	2 541	6
Disposed	16	736	(98)
Non-core operations	91	129	(29)
Cost of sales	(1 667)	(2 129)	
Gross profit	1 122	1 277	(12)
Operating expenses – net	(911)	(1 063)	
Depreciation	(82)	(100)	
Amortisation of intangibles	(8)	(10)	
Goodwill amortisation	(5)	(10)	
Profit from operations before exceptional items	116	94	23
Core operations			
Ongoing	115	75	53
Disposed	(18)	(10)	(80)
Non-core operations	19	29	(34)
Exceptional items	137	142	
Profit from operations	253	236	7
Finance costs	(35)	(111)	
Finance income	61	40	
Income from associated companies	172	191	(10)
Profit before taxation	451	356	27
Taxation	(95)	(136)	(30)
Profit after taxation	356	220	62
Minority interests	(69)	(49)	
Attributable earnings	287	171	68
Contribution to attributable earnings			
Core operations	114	58	97
Entertainment and media	111	98	13
Interest and corporate head office	3	(40)	108
Non-core operations	9	(3)	400
Gallagher Estate Holdings	7	(3)	333
Johnnic Properties	–	21	(100)
Casino	2	(21)	110
Headline earnings	123	55	124
Goodwill amortisation after minority interests and taxation	(3)	(6)	50
Exceptional items after minority interests and taxation	167	122	37
Attributable earnings	287	171	68
Earnings per share (cents)			
– headline	74	33	121
– core operations	69	35	97
– non-core operations	5	(2)	350
– attributable	173	104	66



GROUP FINANCIAL RESULTS

Revenue from ongoing operations increased by 6% to R2 682 million (2003: R2 541 million) while profit from operations before exceptional items for the same businesses rose by 53% to R115 million (2003: R75 million).

The results reflect the cyclical upswing in trading volumes at Group companies in the latter half of the financial year. In addition to increased trading levels over the year end holidays, consumer confidence levels have been boosted by lower interest rates and declining inflation levels in the second six months of the year under review, resulting in increased consumer spending.

Finance income less finance costs totalled R26 million (2003: net finance costs of R71 million) reflecting the positive impact of the repayment of head office debt mainly achieved by the sale of MTN and Naspers shares during the year.

Income from associated companies declined by 10% to R172 million from R191 million last year. The decrease is mainly as a result of reduced earnings from Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") arising from the negative impact of the stronger rand on foreign-based earnings and the effect of complying with AC 133. Caxton & CTP Publishers and Printers Limited ("CTP") continued to achieve commendable growth and operating efficiencies.

Headline earnings reflect an increase of 124% to R123 million (2003: R55 million) due to improved earnings from the entertainment and media businesses, improved performance from the casino operation and increased net finance income at head office level.

Exceptional profits of R137 million (2003: R142 million) mainly comprised:

- R165 million surplus on the disposal of investments;
  - MTN shares (R167 million surplus);
  - Naspers shares (R4 million surplus); and
  - Hammicks (R6 million loss);
- R58 million surplus on realisation of foreign currency translation reserve arising on the settlement of Johnnic Entertainment's foreign debt; and
- R78 million impairment of goodwill, investments, loans and assets.

The combined effect of the above contributed to an increase in attributable earnings of 68% to R287 million (2003: R171 million).

CORE AND NON-CORE OPERATIONS

To enable better appreciation of the businesses that remain following the unbundling of the MTN shares, the results of MTN have been grouped under non-core operations in the segmental analysis shown in table 3 on page 20.

REVENUE

Table 1 reflects a segmental analysis of revenue indicating a 6% growth from the Group's ongoing operations. Revenue growth of 7%, 10%, 5% and 8% was delivered by the media, retail, home entertainment and music businesses respectively. However, books and maps revenue declined by 9% due to currency fluctuation with the strengthening rand negatively affecting foreign currency-denominated earnings.

Table 1
Revenue

	2004 Rm	2003* Rm	Change %
Core operations	***2 698***	*3 277*	*(18)*
Ongoing			
Media	**1 091**	1 017	7
Retail	**666**	608	10
Books and Maps	**267**	293	(9)
Home Entertainment	**282**	268	5
Music	**184**	170	8
Africa	**2**	–	100
Distribution, Manufacturing and Support Services	**190**	240	(21)
Reclassification of intergroup revenue	**–**	(55)	
Ongoing businesses	**2 682**	2 541	6
Disposed operations	**16**	736	(98)
Non-core operations	**91**	129	(29)
Gallagher Estate	**50**	45	11
Johnnic Properties	**34**	82	(59)
Casino	**7**	2	250
Total	**2 789**	3 406	(18)

* *Pro forma*

Revenue

Core operations-ongoing businesses (Rm)



1 200
1 000
800
600
400
200
0
-200
Media
Retail
Books and Maps
Home Entertainment
Music
Africa
Distribution, Manufacturing and Support Services
Reclassification of intergroup revenue
31 March 03
31 March 04

Revenue

Non-core operations (Rm)



90
80
70
60
50
40
30
20
10
0
Gallagher Estate
Johnnic Properties
Casino
31 March 03
31 March 04

GROUP PROFIT FROM OPERATIONS BEFORE EXCEPTIONAL ITEMS

Group profit from operations before exceptional items at R116 million grew by 23% on last year with improved margins and lower overhead costs arising from the benefits of closed businesses.

The overall Group profit margin increased from 3% to 4%. As reflected in the profit margin graphs, the increase in the profit margin came from both the entertainment and media businesses as well as from Gallagher and the casino operations.

Table 2
Profit (loss) from operations before exceptional items

	2004 Rm	2003* Rm	Change %
Core operations	**97**	65	49
Ongoing			
Media	**77**	60	28
Retail	**13**	(11)	218
Books and Maps	**11**	2	450
Home Entertainment	**31**	36	(14)
Music	**11**	9	22
Africa	**(6)**	(4)	(50)
Distribution, Manufacturing and Support Services	**(8)**	(2)	(300)
Ongoing businesses	**129**	90	43
Disposed operations	**(18)**	(10)	(80)
Total entertainment and media	**111**	80	39
Corporate head office	**(14)**	(15)	7
Non-core operations	**19**	29	(34)
Gallagher Estate	**6**	5	20
Johnnic Properties	**9**	25	(64)
Casino	**4**	(1)	500
Total	**116**	94	23

* *Pro forma*

Profit (loss) from operations before exceptional items

Core operations – ongoing businesses (Rm)



80
70
60
50
40
30
20
10
0
-10
-20
Media
Retail
Books and Maps
Home Entertainment
Music
Africa
Distribution, Manufacturing and Support Services
31 March 03
31 March 04

Profit (loss) from operations before exceptional items

Non-core operations


25
20
15
10
5
0
-5
Gallagher Estate
Johnnic Properties
Casino
31 March 03
31 March 04

Profit margin

Core operations – ongoing business (%)


14
12
10
8
6
4
2
0
-2
-4
-6
Media
Retail
Books and Maps
Home Entertainment
Music
Africa
Distribution, Manufacturing and Support Services
31 March 03
31 March 04

Profit margin

Non-core operations (%)


60
40
20
0
-20
-40
-60
Gallagher Estate
Johnnic Properties
Casino
31 March 03
31 March 04

EXCHANGE RATE FLUCTUATIONS

The strengthening of the rand in the past year has not had a material impact on the current year's results. A stronger rand is beneficial to the South African operations for foreign currency-based input costs but this is offset by the diminished rand value of revenues and earnings from the foreign operations.

TAXATION

The Group tax charge of R95 million declined by 30% on last year and resulted in an effective tax rate of 21% (2003: 38%) excluding goodwill amortisation charges. The reduction in the effective tax rate was achieved by the Group's strategy to 'fix, sell or close' loss making or underperforming businesses.

HEADLINE EARNINGS PER SHARE

Total basic headline earnings per share for the Group's core operations increased by 97% to 69 cents from last year's 35 cents. This comprised an increase of 13% to R111 million from last year's R98 million in the entertainment and media businesses and significantly improved corporate head office contribution from net costs of R40 million to a net income of R3 million.

Table 3 below reflects the headline earnings contribution by operations.

Table 3
Headline earnings (R million)

	2004	2003	2002	2001
Core operations	**114**	58	36	249
Entertainment and media	**111**	98	91	40
Interest and corporate head office	**3**	(40)	(55)	209
Non-core operations	**266**	933	484	433
Telecommunications	**304**	915	445	423
Gallagher Estate Holdings	**7**	(3)	(2)	–
Casino	**(45)**	–	–	–
Johnnic Properties	**–**	21	16	5
The Premier Group	**–**	–	23	–
SAB Miller plc	**–**	–	2	5
Total	**380**	991	520	682

Headline earnings per share (cents)


600
500
400
300
200
100
0
01
02
03
04
Core operations
Non-core operations

** Includes once-off foreign gains exchange and interest income of 125 cents.*

ATTRIBUTABLE EARNINGS PER SHARE

The increase in attributable earnings per share of 66% to 173 cents (2003: 104 cents) is mainly due to the surplus arising on the disposal of MTN and Naspers shares during the past year.

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis, except for listed equities and certain financial instruments that are carried at fair value, and comply in all material respects with South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). The accounting policies applied are consistent with those of the previous year, except for the adoption of AC133 Financial Instruments: Recognition and Measurement. The impact of this change in accounting policy has been detailed in the Group statement of changes in equity on page 51 of the annual financial statements.

The opening reserves for the current year have been restated to take cognisance of this change in accounting policy.

DIVIDEND

In light of the unbundling by the Company to its shareholders of substantially all of its shareholding in MTN by way of a distribution in specie amounting to approximately R8,2 billion in June 2003 and the major restructuring that may take place within the Group, the directors have resolved not to declare a dividend for the year ended 31 March 2004.

CASH FLOW

Net cash inflow from Group operating activities amounted to R94 million. Net cash inflows from Group investing activities amounted to R661 million which relates to cash inflows resulting from the disposal of MTN and Naspers shares and Hammicks. Cash and cash equivalents amounted to R601 million at year end. Holding company cash amounted to R252 million at 31 March 2004 of which R192 million has been collateralised in favour of Suncoast Casino's debt obligations.

FINANCING AND FACILITIES

The Group's gearing has improved to a net cash position of R551 million compared to net debt of R260 million last year.

Net cash (debt) position

	2004 Rm	2003 Rm
Bank balances, deposits and cash	494	303
Securitised deposits	192	–
Interest bearing liabilities	(135)	(563)
Long term liabilities	(29)	(167)
Current liabilities		
– Bank overdrafts	(85)	(244)
– Short term borrowings	(21)	(152)
Net cash (debt) position	**551**	(260)

Total borrowings of R135 million is detailed in notes 29 and 39 to the annual financial statements and reflects a significant reduction in the Group's debt maturity profile. Borrowings of R106 million are repayable within 12 months. The Group has unutilised borrowing facilities of R898 million (2003: R523 million). Net interest cover based on profit from operations was 111,3 times (2003: 3,7 times).

Return on average shareholders' funds (%)


20
18
16
14
12
10
8
6
4
2
0

** MTN unbundled on 20 June 2003.*

BALANCE SHEET PROFILE

Total assets decreased from R7 822 million at the beginning of the year to R4 406 million as a result of the unbundling of MTN. Cash and cash equivalents increased to R601 million from R59 million at the beginning of the year mainly as a result of proceeds from the disposal of MTN shares. 40 million MTN shares have been retained to cover the R300 million casino corporate guarantee. These shares have grown in value to R1 318 million at year end. The Group is largely debt free at year end.

CONTINGENT LIABILITIES

Contingent liabilities have been detailed in note 40 to the annual financial statements. The most significant guarantees are in respect of Suncoast Casino and Entertainment World being the equity guarantee of R192 million which is secured by a cash collateral and a corporate guarantee of R300 million for which Johnnic has retained sufficient MTN shares to cover.

POST-BALANCE SHEET EVENTS

Subsequent to year end R287 million of the Group's cash resources was utilised to increase Johncom's stake in M-Net and SuperSport to 38,6% which delisted from the JSE at the same time. Furthermore the Competitions Authorities have approved Johncom's acquisition of 90,5% of New Africa Publications, being the holder of 50% of Sunday World and 100% of the Sowetan.

Christine Ramon
Financial Director

6 September 2004

Corporate social investment report

As a South African owned and managed entity, Johnnic is committed to the economic and social development of this country's citizens and encourages its subsidiaries and associates to invest in the communities in which their business is conducted.

STRUCTURE

All corporate social investments made by Johnnic are effected at Group company level. This enables each business unit to support the communities in which it operates. Certain of the operating units have formalised corporate social investment programmes that are separate from their businesses so as to avoid disruption to business while simultaneously enabling special focus to be placed on their various initiatives.

For example, a formal Group policy on corporate social investment has been developed at Johncom, and reflects the underlying businesses' ongoing contribution to uplifting society – from entertaining people, generating artists and musicians to publishing and distributing books and magazines. A keen awareness also exists regarding the responsibilities of the media, which has been translated into a perpetual quest to ensure that Johncom's impact on society remains positive.

OPERATING PHILOSOPHY

Believing that effective corporate social investment involves more than merely charity and donations, and that true socio-economic upliftment is related directly to its sustainability in the long term, emphasis is placed on projects that yield empowered, self-sufficient individuals, groups and communities. Preference is also given to developing lasting partnerships with the beneficiaries of the Group's social investment initiatives rather than once-off projects.

Employees throughout the Group are encouraged to become involved in these initiatives by volunteering their time and skills. Suggestions are also invited from the employee base when seeking suitable projects.

FOCUS AREAS AND CURRENT MAJOR PROGRAMMES

Johnnic has identified three main areas for the Group's social investment initiatives, namely education and training, health, arts and culture. The projects supported by the Group and/or its business units during the year under review included the following:

Education and training

Substantial funding has been provided for:

- A new teaching facility for the Rhodes University School of Journalism in Grahamstown, which complements the support already provided via the Rhodes University Biko Bursary Fund, a schools festival competition, a new chair of media, a new computer laboratory and computer workstations;
- The Johnnic Pearson Journalism training programme for financial journalists; and
- The development of a newsroom laboratory at the University of Witwatersrand Journalism School.

Various educational establishments at primary, secondary and tertiary levels have also received direct funding, book donations, educational material (largely through supplements published by the Group's newspapers – such as *Sunday Times ReadRight* – and magazines), training programmes and computer connectivity. Several skills training initiatives have also been facilitated, with special focus on income generating activities for disadvantaged communities and physically disabled individuals; and programmes that encourage a culture of reading.

Health

Support continues to be given to food distribution and other poverty alleviation projects in the Eastern Cape and KwaZulu-Natal (including self-feeding schemes); HIV/Aids awareness and support to various homes countrywide; and initiatives that support women, children and the disabled. Among the organisations funded this year were Johannesburg Child Welfare Society, Reach for a Dream Foundation, Food and Trees for Africa, the Topsy Foundation and Thembalethu Home-based Care.

Arts and culture

Johnnic's support for arts and culture in South Africa extended to numerous organisations this year, the most notable of which were the Orchestra Company, Arts Alive and the Miriam Makeba Sanctuary.

While this list is not exhaustive, it serves to illustrate the diversity of the Group's corporate social investments. Many other projects and programmes are supported, each with significant social and/or economic impact on their beneficiary communities.

Johnnic acknowledges that sustainable development – defined as "development that meets the needs of the present without compromising the ability of future generations to meet their own needs" – is a key priority for the Group's continued success. Unquestionably the correct and responsible way to conduct business, the concept of sustainable development acknowledges the inextricable interaction between the economy, social structure and the environment and has been embraced by Group companies as core to their continued operation.

By doing so, the Group plays a meaningful role in facilitating the education and socio-economic maturity required to enhance the prosperity of people without compromising the planet. In addition to promoting ethical responsibility and sound corporate governance practices in all our dealings, we are committed to providing a safe working environment in which employee health is protected and opportunities for self-development abound, cultural diversity is promoted and equity in the workplace is assured. Externally, all Group companies strive to minimise their impact on the environment and to provide opportunities for the social and economic development of the communities where they operate.

EMPOWERMENT, LABOUR AND HUMAN RIGHTS

Johnnic continually strives to unlock the potential of all people, focusing particularly on empowering those disadvantaged previously by race, gender or class. This focus on empowerment permeates the entire Group, interpreted through equity participation, appropriate employment equity practices at all levels and a commitment to affirmative procurement that supports entrepreneurial development. The success of these efforts enabled Johnnic to retain its status as the leading empowerment group in South Africa during the review period.

The Group has also prepared guidelines governing labour management, working conditions, the employment of underage individuals, payment of minimum wages and the right to freedom of association. These guidelines are used across Group companies both in the management of their respective businesses and in their relationships with suppliers and business partners.

SAFETY, HEALTH AND THE ENVIRONMENT

As with socio-economic growth, the sustainable long term development of Johnnic and its business interests is related directly to the impact of the Group's operations on the physical environment as well as the environment in which our employees work.

Emphasis is therefore placed on continuously reducing the impact of our operations through structured processes, such as compliance with all environmental regulations that collectively protect the health and well-being of our people and their communities. With this in mind, certain Group companies have developed and implemented environmental policies that embrace commitments to minimal pollution of the air, minimised water usage/ wastage, recycling of suitable materials, and optimised energy consumption – both within the operations themselves and as criteria in the selection of materials and other suppliers.

Occupational health and safety programmes have been instituted across the Group, along with structured access to quality healthcare at primary, secondary and tertiary level. Substantial resources are also invested in initiatives designed to halt the HIV/Aids pandemic by educating the population at large regarding the disease and its associated risks.

COMMUNITY INVOLVEMENT

Johnnic maintains that the sustained development of individuals and communities is possible only through meaningful transfer of useful skills. Accordingly, the majority of the socio-economic development programmes supported by Group companies encourage community involvement and therefore joint ownership of the end result. This approach serves not only to empower people to help themselves while nurturing a sense of individual and community pride in their achievements, but also provides a solid foundation for sustainable development and growth.

Human development and employment equity report

HUMAN CAPITAL DEVELOPMENT

The businesses within Johnnic acknowledge that people are the Group's leading source of innovation and competitive advantage. Accordingly, emphasis is placed on nurturing an environment that is conducive to attracting and retaining top quality employees at every level. Integral to this process is a Group-wide commitment to developing and empowering human talent so as to enhance the knowledge base of employees and maximise the performance potential of our human resources.

GROUP POLICIES

A complete set of human resource policies and procedures that are fully compliant with current labour and constitutional legislation has been implemented throughout the Group as the minimum operating standard. The portfolio includes, among others, guidelines on managing performance, organisational learning, employment equity (including change management and non-discrimination), leveraging diversity, employee wellness and occupational safety.

Emphasis is also placed on succession management as a means to safeguard the intellectual wealth held by Group companies while developing a host of skills required to ensure the continued success of the respective businesses. This includes the implementation of new-generation succession management methodology, based on identifying and developing competent pools of staff at each level in the organisation as a mechanism for facilitating upward mobility.

SKILLS DEVELOPMENT

Johnnic is committed to enhancing the skills of Group employees by encouraging a culture of lifelong learning and offering ample opportunity for personal development. This commitment is reflected in an increasing percentage of the payroll being invested in education and training, the latter largely aligned with the needs of the respective businesses.

In addition to providing in-house development facilities, the Group's subsidiary businesses also fund formal training courses at various institutions. Particular emphasis is placed on management and leadership training through specialised management development schools such as the Gordon Institute of Business Science.

HEALTH AND SAFETY

The occupational safety and health of every Johnnic employee is a top priority. Accordingly, every Group operation observes and complies with the provisions of the Occupational Health and Safety Act ("OHASA"), using these guidelines as the minimum performance standards.

Johnnic acknowledges that the HIV/Aids pandemic has the potential to impact on our employees, their families and the broader community and has therefore implemented an integrated HIV/Aids management policy across the Group. The policy, which is fully compliant with the Code of Good Practice on HIV/Aids, includes a workplace strategy for managing the HIV/Aids risk through awareness, education and training; ongoing monitoring of the prevalence and extrapolated risk; and the implementation of voluntary counselling and testing ("VCT") programmes at Group company level.

Johncom has made particularly good progress in terms of HIV/Aids management and monitoring during the review period. Activities have included business impact assessment studies to forecast the Company's vulnerability; knowledge, attitude and practice ("KAP") surveys to assess employee awareness; deployment of in-house peer educators; numerous employee awareness/education campaigns; implementation of a VCT programme and confidential support group; provision of free condoms; and access to anti-retroviral treatment via the company-subsidised medical aid scheme.

Other Group companies have also begun to implement employee education and awareness programmes, to supply condoms and first aid protective equipment to at-risk employees and to facilitate employees' access to treatment for sexually transmitted infections.

In addition, most Group companies are involved in the fight against HIV/Aids at community level by providing support and financial sponsorship to diverse outreach programmes.

EMPLOYMENT EQUITY

Johnnic remains committed to the tenets of the Employee Equity Act. All Group companies strive to promote equal opportunity in the workplace through the conscious elimination of unfair discrimination in any employment policy or practice. The employment equity plans prepared and implemented across all of Johnnic's business interests, have enabled the Group as a whole to remain the leading black empowerment group in South Africa.

In addition to numeric goals, these plans are guided by a group-wide employment equity policy that acknowledges the importance of a competent, motivated workforce and encourages the development of a culture-friendly work environment that is conducive to leveraging diversity. Ongoing training and other activities targeted at the accelerated development of previously disadvantaged individuals are encouraged, as is succession planning.

EMPLOYMENT EQUITY continued

Good progress has once again been made towards realising the Group's diversity goals, as indicated by the designated Group representation at management to executive level within each of the divisions, as indicated in the accompanying graphs. At Johncom alone, the total number of black, coloured and Indian employees at management level and above rose from 51% to almost 60%. Including white women, identified by Government as a previously disadvantaged community, the percentage has risen from 79% to 82%.

LOOKING AHEAD

Transformation is a non-negotiable component for the sustainability of any business. Johnnic acknowledges this and will therefore continue to focus the Group's human resource activities on the continued development of a values-based culture, characterised by increasing levels of inclusivity, transparency and mutual respect.

Main Board profile



2003

2003		2004
55%	African	70%
18%	Coloured	10%
9%	Asian	10%
18%	White male	10%



2004

Divisional directors, management and professional staff



2003

2003		2004
14%	African	19%
10%	Coloured	7%
7%	Asian	9%
32%	White female	31%
37%	White male	34%



2004

Operational staff



2003

2003		2004
52%	African	47%
16%	Coloured	18%
9%	Asian	9%
18%	White female	18%
5%	White male	8%



2004

Risk management report

Johnnic acknowledges that effective risk management is essential to generate sustainable shareholder value while enhancing stakeholder interests and therefore commits substantial management and other resources to the ongoing development and improvement of the Group's risk and control procedures. This includes identifying, evaluating, managing and monitoring all material forms of risk exposure across all operations so as to maximise long term shareholder value while protecting Johnnic's people, assets and its corporate reputation.

Responsibility for the risk management process at both holding and subsidiary company level rests with the Johnnic Board of Directors. At operating company level, management and employees at each business unit are expected to work collaboratively so as to implement sound day-to-day risk control measures at all levels, thereby enabling the Group as a whole to comply with its legal, financial, environmental, moral and social obligations. A separate risk management function has also been established at each Group company to ensure the effective discharge of all risk management initiatives and to promote risk awareness throughout the operations. Good corporate governance at individual level is further nurtured by promoting the observance of the highest standards of ethical behaviour among the Group's directors, management and employees.

The major categories of risk to which Johnnic and its underlying businesses are exposed include:

- Competition;
- Reputational;
- Currency and interest rate fluctuations;
- Regulatory;
- Operational;
- Technology; and
- Country.

By managing these risks effectively, the potential negative impact arising from Johnnic not realising its financial and operational objectives is minimised. The Board of Directors is satisfied that an adequate ongoing risk management process is currently in place and that Johnnic is well placed to operate successfully in an increasingly competitive environment. The Group nevertheless remains committed to a continuous process of reviewing and enhancing its risk and control procedures.

Group cash value added statement

	2004 Rm	2003 Rm
CASH VALUE ADDED		
Cash generated from revenue	**2 762,2**	11 664,4
Cost of materials and services	**(2 016,6)**	(7 286,8)
Cash value added by operations	**745,6**	4 377,6
Finance income	**60,8**	112,6
Dividends received from associated companies	**52,0**	72,0
	858,4	4 562,2
CASH VALUE DISTRIBUTED	**(882,0)**	(2 723,0)
Employees	**(646,2)**	(1 240,9)
Salaries, wages and other benefits	**(524,0)**	(1 074,2)
Employees' tax	**(122,2)**	(166,7)
Government	**(187,5)**	(1 025,4)
South Africa		
– Taxes	**(187,5)**	(988,6)
– Licences	**–**	(36,8)
Providers of capital	**(48,3)**	(456,7)
Finance costs	**(35,3)**	(456,7)
Dividends to outside shareholders	**(13,0)**	–
(Utilised) reinvested in the Group	**(23,6)**	1 839,2

2004 *Allocation of value created* *2003*



80
70
60
50
40
30
20
10
0
-10

2004		2003
75% (R646,2m)	Employees	28% (R1 240,9m)
22% (R187,5m)	Government	22% (R1 025,4m)
6% (R48,3m)	*Providers of capital*	10% (R456,7m)
-3% (-R23,6m)	Reinvested in the group	40% (R1 839,2m)



45
40
35
30
25
20
15
10
5
0

Group five year review

Revenue (Rm)


14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
00
01
02
03
04
Core operations
Non-core operations

* Includes revenue from disposed operations.

Profit from operations before exceptional items – core operations (Rm)


200
180
160
140
120
100
80
60
40
20
0
00
01
02
03
04

* Includes once-off foreign exchange gains of R103,8 million.

Cash and cash equivalents (Rm)


1 000
900
800
700
600
500
400
300
200
100
0
00
01
02
03
04

Y Includes previously consolidated MTN's cash and cash equivalents.

	31 March 2004	31 March 2003	31 March 2002*	31 March 2001**	31 March 2000
Income statement – extracts (Rm)					
Revenue (total)	**2 788,8**	12 087,5	15 666,6	11 060,3	8 548,0
– core	**2 697,9**	3 276,9	3 032,0	2 538,4	2 371,4
– non-core	**90,9**	8 810,7	12 634,6	8 521,9	6 176,6
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	**211,3**	2 902,4	3 838,1	3 026,9	2 293,9
Profit from operations before exceptional items	**116,9**	1 612,5	1 930,0	1 748,5	1 549,7
– core	**97,0**	98,0	65,0	180,0	142,0
– non-core	**19,9**	1 514,5	1 865,0	1 568,5	1 407,7
Exceptional items	**3 778,5**	132,2	(86,8)	470,5	2 313,0
Net finance income (costs)	**25,5**	(344,1)	(387,9)	(144,6)	(284,9)
Taxation	**(171,1)**	(649,7)	(978,6)	(639,3)	(426,3)
Minority interests	**(111,1)**	(653,6)	(395,1)	(525,8)	(622,2)
Attributable earnings	**4 196,1**	961,7	281,2	1 082,9	2 689,5
Headline earnings	**379,6**	991,4	520,1	682,6	368,2
Balance sheet – extracts (Rm)					
Property, plant and equipment	**333,2**	491,0	8 952,4	6 231,9	4 560,5
Goodwill	**(100,1)**	(105,9)	9 523,8	8 656,5	–
Intangible assets	**33,9**	25,6	3 729,9	2 901,7	534,6
Interests in associated companies	**885,4**	5 954,1	972,0	898,4	844,4
Other non-current assets	**137,6**	169,7	733,7	987,2	772,0
Bank balances, deposits and cash	**686,4**	302,6	1 473,8	951,7	1 150,8
Other current assets	**2 429,2**	985,3	4 079,5	3 113,5	2 546,0
Total assets	**4 405,6**	7 822,4	29 465,1	23 740,9	10 408,3
Ordinary shareholders' interest	**2 667,2**	5 817,3	5 336,0	4 668,8	3 537,1
Minority interests	**665,4**	576,7	11 332,5	9 110,9	1 695,8
Total equity	**3 332,6**	6 394,0	16 668,5	13 779,7	5 232,9
Interest bearing liabilities	**135,4**	563,0	6 986,3	5 381,0	2 361,1
Non-current non-interest bearing liabilities	**125,9**	115,2	1 013,6	803,5	599,4
Current non-interest bearing liabilities	**811,7**	750,2	4 796,7	3 776,7	2 214,9
Total liabilities	**1 073,0**	1 428,4	12 796,6	9 961,2	5 175,4
Total equity and liabilities	**4 405,6**	7 822,4	29 465,1	23 740,9	10 408,3
Cash flow statement – extracts (Rm)					
Net cash generated from operations	**99,4**	3 099,9	4 465,0	3 366,7	1 779,3
Net cash inflows from operating activities	**94,0**	2 308,9	3 114,8	3 178,8	1 409,1
Net cash from (used in) investing activities	**661,5**	(3 798,8)	(3 868,1)	(6 750,2)	585,2
Net cash (used in) from financing activities	**(215,2)**	977,1	553,0	2 918,9	(1 201,9)
Cash and cash equivalents at end of year	**601,4**	58,8	594,2	321,7	985,3
Dividends paid	**–**	–	(83,4)	(126,6)	(80,8)
Cash and non-cash capital expenditure	**(63,6)**	(1 907,1)	(3 470,8)	(2 398,1)	(1 647,6)

* *The results for the year ended 31 March 2002 have been restated with the change in accounting policy regarding the cellphone connection incentives.*

** *The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC 135: Investment Properties. This statement requires assets that are classified as investment properties to be recognised at cost and depreciated. These assets were previously carried at cost. No prior year adjustments have been made to the 2000 results.*

Group five year review continued

Group statistics	31 March 2004	31 March 2003	31 March 2002*	31 March 2001**	31 March 2000
Performance per ordinary share					
Headline earnings (cents)					
– total	**229,0**	603,0	317,0	420,0	229,0
– core operations	**69,0**	36,0	22,0	153,0	123,0
– non-core operations	**160,0**	567,0	295,0	267,0	106,0
Attributable earnings (cents)	**2 528,0**	585,0	172,0	667,0	1 671,0
Dividend (cents)	–	–	–	95,0	90,0
Special distribution (cents)	**4 933,0**	–	–	–	–
Net asset value (rand)					
– book value (1)	**16,03**	35,4	32,5	28,7	21,9
– based on directors' valuation of underlying investments	**21,15**	53,8	58,0	85,8	148,1
Returns and profitability ratios					
Return on assets					
– total assets (%) (2)	**70,4**	8,7	2,5	9,4	30,0
– total assets, excluding goodwill (%) (3)	**69,3**	11,6	3,9	12,6	30,0
Return on average shareholders' funds (%) (4)	**11,0**	17,8	10,4	16,7	10,8
Ebitda margin (%)	**7,6**	24,0	24,5	27,4	26,8
Enterprise value/Ebitda multiple (times) (5)	**12,8**	2,4	0,5	1,7	6,5
Effective taxation rate (%)	**3,8**	28,7	59,1	28,4	11,4
Effective taxation rate, excluding goodwill (%)	**3,8**	25,6	44,9	24,9	11,4
Solvency and liquidity ratios					
Gearing (%)					
– including goodwill (6)	**(16,5)**	4,1	33,1	32,1	23,1
– excluding goodwill (7)	**(6,1)**	4,0	77,2	86,5	23,1
Interest cover (times) (8)	**111,3**	2,6	3,3	5,6	3,7
Current ratio (9)	**3,4:1**	1,1:1	0,9:1	0,8:1	1,3:1
Dividend cover (times) (10)	–	–	–	4,4	2,5
Long term borrowings to total assets (%)	**0,7**	2,1	18,5	17,6	15,7
Share performance					
Number of ordinary shares in issue					
– at year end	**166 466 186**	164 447 518	164 284 706	162 620 112	162 271 611
– weighted average during the year	**166 022 116**	164 325 097	163 701 873	162 413 858	160 950 522
Closing price (cents per share)	**1 630**	4 410	4 400	5 800	10 000
Market capitalisation (Rm)	**2 713,0**	7 252,1	7 228,5	9 432,0	16 227,2
Free float (%) (11)	**100,0**	72,1	71,6	67,0	67,0

Definitions

1. *Ordinary shareholders' interest divided by ordinary shares in issue at year end.*
2. *Profit after taxation as a percentage of the average of the opening and closing balances of total assets.*
3. *Profit after taxation as a percentage of the average of the opening and closing balances of total assets, excluding goodwill.*
4. *Headline earnings as a percentage of the average ordinary shareholders' interests.*
5. *Market capitalisation, less net debt (interest bearing liabilities less bank balances, deposits and cash), divided by Ebitda.*
6. *Interest bearing liabilities (long term and short term) net of positive cash balances as a percentage of total equity.*
7. *Interest bearing liabilities (long term and short term) net of positive cash balances as a percentage of total equity, excluding goodwill.*
8. *Profit from operations divided by finance costs.*
9. *Current assets divided by current liabilities.*
10. *Total headline earnings divided by total dividend.*
11. *Number of ordinary shares held by shareholders as non-strategic holdings, excluding shares held by directors and their associates, divided by total number of ordinary shares in issue at year end.*

* *The results for the year ended 31 March 2002 have been restated with the change in accounting policy regarding the cellphone connection incentives.*

** *The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC 135: Investment Properties. This statement requires assets that are classified as investment properties to be recognised at cost and depreciated. These assets were previously carried at cost. No prior year adjustments have been made to the 2000 results.*

Headline earnings per share (cents)


600
500
400
300
200
100
0
00
01
02
03
04
Core operations
Non-core operations

* *Includes once-off foreign gains and interest income of 125 cents.*

Gearing (%)


100
80
60
40
20
0
-20
00
01
02
03
04 *
Including goodwill
Excluding goodwill

* *Reflects a net cash position*

Net asset value at directors' valuation vs share price (cents per share)


160
140
120
100
80
60
40
20
0
00
01
02
03
04
Y
A
Net asset value at directors' valuation
Closing share price

Y Unbundled MTN on 20 June 2003 Johnnic shareholders received 3,2 MTN shares for every Johnnic share held.
A Reflects reduced share price after MTN unbundling

Shareholder information

Analysis of ordinary shareholders at 31 March 2004

	Shareholding						Total shareholding			
	1 – 10 000		10 001 – 100 000		Over 100 000					
Classification	Holders	Shares	Holders	Shares	Holders	Shares	Holders	%	Shares	%
Individuals	22 000	2 851 304	13	315 848	–	–	22 013	93,3	3 167 152	1,9
Nominee companies	631	581 393	7	200 975	–	–	638	2,7	782 368	0,5
Insurance companies and pension funds	48	137 358	90	4 010 860	76	57 369 323	214	0,9	61 517 541	37,0
Companies and other corporate bodies	533	603 555	103	3 638 307	85	96 757 263	721	3,1	100 999 125	60,6
Total	**23 212**	**4 173 610**	**213**	**8 165 990**	**161**	**154 126 586**	**23 586**	**100,0**	**166 466 186**	**100,0**

Shareholding (Holders)

Shareholding (Shares)


93,3%
Individuals
1,9%
2,7%
Nominee companies
0,5%
0,9%
Insurance companies and pension funds
37,0%
3,1%
Companies and other corporate bodies
60,6%

Major shareholders

According to an analysis of the Company's share registers at 31 March 2004, the following shareholders beneficially held shares in excess of 5% of the ordinary issued share capital of the Company:

	Number of shares	% of issued share capital
Old Mutual Group	21 635 569	13,00
Public Investment Commissioner	14 393 949	8,65
Rand Merchant Bank	11 425 184	6,86
Metropolitan	10 989 383	6,60
Coronation	10 296 055	6,19
Liberty Group	8 568 406	5,15
Sanlam	8 386 764	5,04

Section 140A(8)(a) disclosure

An analysis of shareholders (in terms of section 140A(8)(a) of the Companies Act) revealed that, other than the shareholders referred to above, no other individual shareholder beneficially held 5% or more of the Company's issued share capital.

Shareholder information continued

Shareholder spread

	Number of shares	%
Public	166 464 860	100,0
Non-public – Directors of Johnnic Holdings Limited and their associates	1 326	–
	166 466 186	100,0

Geographic analysis of shareholders at 31 March 2004

Classification	Holders	%	Number of shares	%
Non-resident	845	3,6	10 057 751	6,0
Resident	22 741	96,4	156 408 435	94,0
Total	23 586	100,0	166 466 186	100,0

Stock exchange performance	31 March 2004	31 March 2003
Closing price (cents per share)	**1 630**	4 410
Total number of shares traded during the year (000)	**94 577**	68 915
Total value of shares traded (R000)	**1 826 407**	3 002 801
Number of shares traded as a percentage of issued shares (%)	**56,80**	41,91
Number of transactions	**8 635**	24 617
Highest price (cents per share)	**5 385**	5 360
Lowest price (cents per share)	**845**	3 000
Average weighted traded price (cents per share)	**1 926**	4 357
Average cyclical services index	**9 837**	*
Average media and entertainment index	**8 225**	*
Average telecommunications services index	**471**	252
Earnings yield (%) (total headline earnings)	**14,0**	13,7
Price/earnings multiple (total headline earnings)	**7,1**	7,3
Market capitalisation	**2 713,0**	7 252,1
Free float (%)	**100,0**	72,1

** Transferred from the telecommunications sector to the media and entertainment sector in June 2003.*

Report on corporate governance

The Board of Directors ("the Board") affirms its commitment to the principles of openness, accountability and integrity and to the provision of timeous, relevant and meaningful reporting to all its stakeholders. It ensures that the business of the enterprise is conducted with integrity and in accordance with the highest standards of corporate governance practices.

The Board endorses and is of the opinion that the Company adheres to the Code of Corporate Practices and Conduct as set out in the King Report on Corporate Governance for South Africa 2002 ("King II"). The principles contained therein are reviewed from time to time to take into account appropriate changes and developments in the field of corporate governance, both locally and internationally.

Board of Directors

The Company has a unitary Board that currently comprises three Group executive directors and seven non-executive directors under the chairmanship of Mr MC Ramaphosa. The Company, being a pure investment holding company, follows a decentralised approach with regard to the day-to-day running of its investments.

Two of the non-executive directors are independent in the sense contemplated by King II. All the directors have been elected for their business acumen and skills, and bring their expertise and experience to the Board.

There is a clear division between the roles of chairman and chief operating officer with the chairman taking primary responsibility for the working of the Board, while the chief operating officer concentrates on the effective and ethical running of the Company on a day-to-day basis.

The Board is responsible for setting and monitoring the direction of the Group through the establishment of strategic objectives and key policies. The Board meets on a quarterly basis or more frequently if circumstances so require to review matters specifically reserved for its decision, including financial and operational results. It addresses a wide range of key issues, and ensures that debates on matters of policy and strategic forward planning are critical, informed and constructive. It also approves major investment expenditure and funding reserved for the Board's discretion.

The Board has a charter setting out the Company's purpose and values and the Board's role, duties and responsibilities. In addition, the charter sets out the directors' fiduciary responsibilities and exercise of leadership, Board procedures and the induction of new directors. The Board as a whole approves the appointment of new directors on the recommendation of the nominations committee. In terms of the charter, the directors are assessed annually, both individually and collectively as a Board.

Directors' attendance at Board and committee meetings during the year ended 31 March 2004

	Board	Audit	Investment and restructuring	Remuneration
CB Brayshaw	5/6	3/3	1/1	5/5
PE Burton	6/6	3/3	n/a	n/a
I Charnley	2/3	n/a	n/a	n/a
PM Jenkins	1/2	n/a	n/a	n/a
JRD Modise	6/6	n/a	1/1	n/a
ACG Molusi	4/4	n/a	n/a	n/a
SW Moutloatse	5/6	3/3	n/a	n/a
PF Nhleko	3/6	n/a	n/a	n/a
TRA Oliphant	4/6	n/a	1/1	5/5
ME Ramano	4/6	n/a	1/1	n/a
MC Ramaphosa	6/6	n/a	n/a	5/5
KC Ramon	6/6	n/a	n/a	n/a

n/a = Not applicable

Report on corporate governance continued

The directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are followed. All directors are entitled to seek independent professional advice about the affairs of the Company at the Company's expense.

All directors are subject to retirement by rotation and re-election by shareholders periodically in accordance with the Company's articles of association.

A statement of directors' responsibilities is given on page 42 of the annual report.

Internal controls

The Company maintains internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for its assets. Such controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties. The effectiveness of these internal controls and systems is monitored by management and the external auditors.

The internal and external auditors, through the audit work that they perform, confirm that the abovementioned monitoring procedures are being effectively applied. All significant findings arising from audit activities are brought to the attention of the audit committee and, if necessary, the Board.

Nothing has come to the attention of the directors or to the attention of the internal and external auditors, to indicate that any material breakdown in the functioning of the abovementioned internal controls and systems has occurred during the year under review.

Board committees

The Board has established a number of committees to assist in the discharge of its responsibilities and obligations. The Board has documented and approved mandates which delegate specific responsibilities to these committees.

Audit committee

The Company's audit committee comprises solely non-executive directors, the majority of whom, including its chairman, are independent non-executive directors. The audit committee reviews the effectiveness of internal controls within the Company with reference to the findings of the external and the internal auditors. Other areas covered include the review of important accounting issues, overseeing compliance with good corporate governance practice, pending litigation, specific disclosures in the annual financial statements together with a review of the major audit recommendations and approval of interim and annual results announcements. The internal auditors of Gallagher Estate Holdings Limited and external auditors of the Company and its subsidiaries have unrestricted access to the committee.

The members of the audit committee are:
Messrs CB Brayshaw (Chairman), PE Burton and WS Moutloatse. Secretary: Mr MRD Boyns.

The chief operating officer and financial director are in attendance at audit committee meetings. Other members of management are invited as circumstances require.

Remuneration committee

The Company's remuneration committee is chaired by and consist of non-executive directors. This committee reviews and approves the remuneration and terms of employment of its senior executives. Independent external studies and comparisons are used to ensure that rewards and incentives are commensurate with market rates that reflect individual performance and responsibilities.

Salaries are reviewed annually, and are structured to reward the senior executives based on performance and in proportion to their contributions to the business as reflected by their seniority. In addition the executives receive allocations of options to shares as part of a structured incentive plan, as well as certain benefits upon retirement.

A report on directors' emoluments, including their interests in the Johnnic Share Incentive Scheme, is set out on page 35 of the annual report.

The members of the remuneration committee are:
Messrs MC Ramaphosa (Chairman), CB Brayshaw and TRA Oliphant. Secretary: Mr MRD Boyns.

The chief operating officer and financial director attend meetings of the remuneration committee, except where it involves decisions regarding their own performance and remuneration.

Report on corporate governance continued

Management committee

The management committee is constituted to assist the chief operating officer in managing the business of the Company whilst the Board is not in meeting. The committee reviews and considers strategic issues prior to referral to the Board and pursues business that is in the best interests of the Company and which should not be delayed until the next Board meeting.

The members of the management committee are:
Messrs JRD Modise (Chairman), MRD Boyns, RK Jackson and Ms KC Ramon.

Investment and restructuring committee

The investment and restructuring committee is responsible for reviewing and recommending to the Board the Company's investment and restructuring strategies.

The members of the investment committee are:
Messrs CB Brayshaw (Chairman), JRD Modise, TRA Oliphant and ME Ramano.
Secretary: Mr MRD Boyns.

Nominations committee

The nominations committee is responsible for identifying and nominating candidates for the approval of the Board to fill Board vacancies as and when they arise, as well as to put in place plans for succession, in particular for the chairman and executive directors.

The members of the nominations committee are:
Messrs MC Ramaphosa (Chairman), CB Brayshaw and TRA Oliphant. Secretary: Mr MRD Boyns.

Code of corporate conduct

The directors, management and employees are required to observe the highest ethical standards ensuring that business practices are conducted in a manner which, in all reasonable circumstances, is beyond reproach. These abovementioned principles are embodied in a formal code of ethics to provide a clear guide as to the expected behaviour of all employees. The Company is committed to providing equal opportunities for its employees regardless of their origin or gender.

Share dealings

With regard to the provisions of the Insider Trading Act, the Company operates closed periods prior to the announcement of its interim and annual financial results. During these closed periods, directors, officers and other employees who are likely to be in possession of price-sensitive information may not deal in the shares or other instruments pertaining to the shares of the Company. These fixed closed periods are from 1 October until the publication of the interim results in the latter part of November and from 1 April until the publication of the annual results in the latter half of June. This principle is also applied at other times whenever there is a corporate action or similar circumstances.

Environment, health and safety

The Company considers the occupational health and the safety of its employees to be of primary importance. The Company is committed to taking every reasonable precaution to ensure a safe working environment for all its employees.

Johnnic strives to conduct its business with due regard for environmental concerns, and is committed to developing operating policies to address the environmental impact of its business activities.

Employment equity

Details of the Group's employment equity policy, and worker participation appear in the report on human development and employment equity on page 24 of the annual report.

Report on directors' emoluments

This report on directors' emoluments and related matters covers issues dealt with by the Company's remuneration committee. Further details on the Company's remuneration committee are dealt with in the report on corporate governance on pages 32 to 34 of the annual report.

Executive directors' remuneration

The executive directors, who are full-time employees, are appointed to the Board of Directors to bring to the management of the Group, the skills and experience appropriate to its needs. They are, accordingly, remunerated on terms commensurate with market rates that reflect such responsibilities.

They receive salaries and benefits, performance-linked payments, allocations of options to shares, and certain benefits upon retirement. Each of the elements of remuneration is further detailed below:

- Executive directors receive a guaranteed remuneration comprising a salary and other benefits that reflect their management responsibilities and appropriate experience and reward individual performance. Salaries are reviewed annually by reference to performance. They also participate in Company medical aid and contributory retirement schemes; and
- In addition to their guaranteed remuneration, the executive directors participate in performance bonus schemes that offer short term incentives to executives and management, subject to Group determined performance levels.

No executive director has a fixed term contract nor have terms of employment that include notice periods in excess of one month.

Non-executive directors' remuneration

Each of the non-executive directors currently receive directors' fees at the rate of R50 000 per annum with the chairman receiving an additional R50 000 per annum. The chairman receives a further R200 000 per annum for other services relating to additional work undertaken during the financial year including maintaining external stakeholder relations, being responsible for setting and managing senior executives' responsibilities and other involvement and contributions in the Group.

Non-executive directors who serve on the audit committee receive an additional R15 000 per annum with the non-executive chairman of the committee receiving R25 000 per annum. Non-executive directors serving on the remuneration committee receive an additional R7 500 per annum with the non-executive chairman of the committee receiving R10 000 per annum. Non-executive directors serving on other committees of the Board of Directors receive an additional R1 500 per meeting attended with the non-executive chairman of the committee receiving R2 000 per meeting attended.

Report on directors' emoluments continued

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Company, including emoluments paid by subsidiaries/associates.

AUDITED DIRECTORS' EMOLUMENTS FOR THE YEAR ENDED 31 MARCH 2004

Director's name	Salary and benefits[(1)] R000	Retirement and medical benefits[(2)] R000	Bonuses and performance related payments R000
Executive directors			
I Charnley (three months to 30 June 2003)[(4)]	430,2	62,2	1 531,6
PM Jenkins – resigned 1 July 2003	297,0	57,2	–
ACG Molusi – appointed 1 July 2003	1 392,9	141,8	447,0
JRD Modise	2 159,6	387,9	2 661,6
PF Nhleko (three months to 30 June 2003)[(4)]	1 085,4	89,6	5 662,4
KC Ramon	1 083,5	223,6	1 201,7
Executive alternate directors			
RK Jackson – resigned 1 July 2003	222,1	55,7	–
PM Jenkins – appointed 1 July 2003	952,2	183,4	758,7
Non-executive directors			
CB Brayshaw*#$	–	–	–
PE Burton*	–	–	–
I Charnley – resigned 30 September 2003[(4)]	–	–	–
WS Moutloatse*	–	–	–
PF Nhleko (nine months to 31 March 2004)[(4)]	–	–	–
TRA Oliphant#$	–	–	–
ME Ramano$	–	–	–
MC Ramaphosa#	–	–	–
Alternate director			
ZNA Cindi	–	–	–
	76 229,9	1 201,4	12 263,0

(1) *Salary and benefits include cash, car schemes and allowances, including leave encashment.*

(2) *Retirement and medical benefits include provident fund, pension fund, deferred compensation and medical aid.*

(3) *Relates to additional work undertaken during the year including maintaining external stakeholder relations, being responsible for setting and managing senior executives' responsibilities and other involvement and contributions in the Group.*

(4) *I Charnley and PF Nhleko became non-executive directors of Johnnic on the unbundling of MTN Group Limited in June 2003.*

(5) *Amounts paid to Johnnic and not to the directors concerned.*

* *Audit committee member*

\# *Remuneration committee member*

$ *Investment and restructuring committee member*

Directors' fees R000	Committee fees R000	Other services[3] R000	Total R000	Gain on share options exercised R000	Total emolu-ments R000	Paid by subsidiaries/ associates R000	Paid by Company R000
–	–	–	2 024,0	6 399,7	8 423,7	(2 024,0)	6 399,7
–	–	–	354,2	5 170,7	5 524,9	(354,2)	5 170,7
–	–	–	1 981,7	–	1 981,7	(1 859,0)	122,7
66,0	29,1	–	5 304,2	16 188,7	21 492,9	(95,1)[5]	21 397,8
–	–	–	6 837,4	–	6 837,4	(6 837,4)	–
66,0	41,2	–	2 616,0	6 400,3	9 016,3	(107,2)[5]	8 909,1
–	–	–	277,8	6 229,6	6 507,4	–	6 507,4
–	–	–	1 894,3	–	1 894,3	(1 894,3)	–
84,0	66,1	–	150,1	–	150,1	(65,6)	84,5
50,0	15,0	–	65,0	–	65,0	–	65,0
12,5	–	–	12,5	–	12,5	–	12,5
79,0	40,4	–	119,4	–	119,4	(54,4)	65,0
62,5	–	–	62,5	–	62,5	–	62,5
84,0	20,3	–	104,3	–	104,3	(45,3)	59,0
177,5	55,3	122,1	354,9	–	354,9	(303,4)	51,5
150,0	25,0	200,0	375,0	–	375,0	(65,0)	310,0
75,0	–	–	75,0	–	75,0	(75,0)	–
906,5	292,4	322,1	22 608,3	40 389,0	62 997,3	(13 779,9)	49 217,4

Report on directors' emoluments continued

AUDITED DIRECTORS' EMOLUMENTS FOR THE YEAR ENDED 31 MARCH 2003

	Salary and benefits[1] R000	Retirement and medical benefits[2] R000	Bonuses and performance related payments R000
Executive directors			
I Charnley	1 670,0	198,0	1 332,0
P Edwards – resigned 25 June 2002	7 356,0	–	2 783,0
PM Jenkins	1 295,9	222,9	1 522,7
JRD Modise	2 350,9	308,3	2 842,9
PF Nhleko	2 936,0	234,0	5 662,0
KC Ramon – appointed 5 March 2003	133,7	26,1	–
Executive alternate director			
RK Jackson	1 132,8	199,2	849,4
Non-executive directors			
CB Brayshaw*#	–	–	–
PE Burton*	–	–	–
WS Moutloatse*	–	–	–
TRA Oliphant#	–	–	–
ME Ramano	–	–	–
MC Ramaphosa#	–	–	–
Alternate director			
ZNA Cindi	–	–	–
	16 875,3	1 188,5	14 992,0

(1) Salary and benefits include cash, car scheme, preference share housing scheme, consultancy fees and allowances.
(2) Retirement and medical benefits include provident fund, pension fund, deferred compensation and medical aid.
(3) Relates to additional work undertaken during the year including maintaining external stakeholder relations, being responsible for setting and managing senior executives' responsibilities and other involvement and contributions in the Group.
* *Audit committee member*
\# *Remuneration committee member*

Directors' fees R000	Committee fees R000	Other services[3] R000	Total emoluments R000	Paid by subsidiaries/ associates R000	Paid by Company R000
–	–	–	3 200,0	(3 200,0)	–
–	–	–	10 139,0	(10 139,0)	–
–	–	–	3 041,5	(3 041,5)	–
–	20,0	–	5 522,1	(20,0)	5 502,1
77,5	–	–	8 909,5	(8 897,0)	12,5
–	–	–	159,8	–	159,8
–	–	–	2 181,4	–	2 181,4
50,0	28,8	–	78,8	–	78,8
50,0	7,5	–	57,5	–	57,5
50,0	7,5	–	57,5	–	57,5
50,0	11,3	–	61,3	–	61,3
193,0	156,2	412,0	761,2	(711,2)	50,0
682,5	62,5	500,0	1 245,0	(660,0)	585,0
245,0	20,0	–	265,0	(265,0)	–
1 398,0	313,8	912,0	35 679,6	(26 933,7)	8 745,9

Report on directors' emoluments continued

Share options

Executive directors also participate in the Company's share incentive scheme, which is designed to provide full-time directors and certain employees of the Company and any of its subsidiaries with a further incentive to advance the Company's long term interests.

The options, which are allocated at the closing price of the shares on the JSE Securities Exchange South Africa on the trading day immediately preceding the date on which the shares are allocated, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS

Director's name	Balance of share options and allocation shares as at 1 April 2003	Number of share options allocated during the year	Date of allocation	Allocation price R	Number of share options and allocation shares exercised during the year	Dates of exercise	Balance of share options and allocation shares as at 31 March 2004
Executive directors							
I Charnley*	225 000	–	n/a	n/a	225 000	4 to 10 June 2003	Nil
PM Jenkins#	170 000	–	n/a	n/a	170 000	4 to 10 June 2003	Nil
JRD Modise	400 000	92 900	1 April 2003	44,01	492 900	4 to 10 June 2003	Nil
KC Ramon	174 980	16 300	1 April 2003	44,01	191 280	4 to 10 June 2003	Nil
Alternate director							
RK Jackson†	126 700	69 200	1 April 2003	44,01	195 900	4 to 10 June 2003	Nil

All of the above mentioned directors exercised their share options and took delivery of their allocation shares prior to the Company's unbundling of the MTN Group Limited shares in June 2003.

* *Resigned as a director on 30 September 2003.*

Resigned as a director and appointed alternate director on 1 July 2003.

† *Resigned as an alternate director on 1 July 2003.*

Annual financial statements

CONTENTS

Statement of directors' responsibilities

The directors are required by the Companies Act to maintain adequate accounting records and to prepare annual financial statements which fairly present the state of affairs of the Company and the Group as at the end of the financial year and the profit or loss for that year, in conformity with South African Statements of Generally Accepted Accounting Practice and Companies Act in South Africa. The annual financial statements are the responsibility of the directors and it is the responsibility of the external auditors to report thereon. Their report to the members of the Company is set out on page 43 of this annual report.

To enable the directors to meet these responsibilities, the Board of Directors sets standards and implements systems of internal control aimed at reducing the risk of error or loss in a cost-effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the Group, and all employees are required to maintain the highest ethical standards in ensuring that the Group's business practices are conducted in a manner which in all reasonable circumstances is above reproach. The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the independent external auditors on the result of their audit, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the annual financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

In preparing the annual financial statements the Group has complied with South African Statements of Generally Accepted Accounting Practice and Companies Act in South Africa. These are based on appropriate accounting policies, which have been consistently applied and which have been supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the annual financial statements fairly present the financial position of the Company and the Group as at 31 March 2004, and the results of the operations and cash flow information for the year then ended.

The annual financial statements have been prepared on a going concern basis and the directors have every reason to believe that the businesses will be going concerns in the year ahead.

Directors' approval of the annual financial statements

The annual financial statements and Group annual financial statements which appear on pages 44 to 102 were approved by the Board of Directors on 28 June 2004 and are signed on its behalf by:

MC Ramaphosa
Chairman

JRD Modise
Chief Operating Officer

KC Ramon
Financial Director

Certificate by the Company Secretary

In my capacity as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, as amended, that for the year ended 31 March 2004, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that such returns are true, correct and up to date.

Michael RD Boyns
Company Secretary

Midrand
28 June 2004

Report of the independent auditors

TO THE MEMBERS OF JOHNNIC HOLDINGS LIMITED

We have audited the annual financial statements and Group annual financial statements set out on pages 44 to 102 for the year ended 31 March 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors
Chartered Accountants (SA)

Woodmead
28 June 2004

Directors' report

The directors have pleasure in presenting their report and audited financial statements for the year ended 31 March 2004.

NATURE OF BUSINESS

Johnnic Holdings Limited ("Johnnic") is an investment holding company with core interests in the entertainment and media businesses and non-core interests in casino, property and exhibition businesses. Details concerning the activities of the Group are incorporated in the review of operations by the chief operating officer and financial director.

SHARE CAPITAL

Authorised share capital

There has been no change in the authorised share capital of the Company.

Issued share capital

During the year under review the issued share capital was increased by the allotment and issue of 2 018 668 ordinary shares to current and former employees who exercised options to purchase ordinary shares in the Company at prices ranging between R0,10 and R43 per share. Included in this category are employees of Anglo American Platinum Corporation Limited and JCI Limited who received share options prior to the restructuring of Johannesburg Consolidated Investment Company, Limited in 1995.

Accordingly, at 31 March 2004, the issued share capital of the Company was R16 646 619 comprising 166 466 186 ordinary shares of 10 cents each.

Subsequent to the year end a further 4 212 ordinary shares were allotted and issued in terms of the Johnnies Share Option Scheme.

Major shareholders

According to an analysis of the Company's share registers at 31 March 2004 the following shareholders beneficially held shares in excess of 5% of the ordinary share capital of the Company:

	Number of shares	% of issued share capital
Old Mutual Group	21 635 569	13,00
Public Investment Commissioner	14 393 949	8,65
Rand Merchant Bank	11 425 184	6,86
Metropolitan	10 989 383	6,60
Coronation	10 296 055	6,19
Liberty Group	8 568 406	5,15
Sanlam	8 386 764	5,04

Johnnic share schemes

The Company currently has two share incentive schemes. The Johnnies Share Option Scheme (old scheme) which is a scheme that exists solely for current and former employees of Anglo American Platinum Corporation Limited and JCI Limited who received share options prior to the restructuring of Johannesburg Consolidated Investment Company, Limited in 1995 and the Johnnic Share Scheme (the current scheme) used to provide nominated Company executive directors and staff with an additional incentive to contribute to the Company's continuing growth and profitability.

With the unbundling by way of a distribution in specie by the Company to its shareholders of substantially all its shares in MTN Group Limited ("MTN") in June 2003, option holders and allocation shareholders under the current scheme were entitled to exercise their options or take delivery of their shares prior to such unbundling at a price adjusted to take into account the reduced price of the Johnnic shares after the unbundling. Those participants under the old scheme who did not exercise their options prior to the unbundling had the purchase price of such options adjusted and in certain instances were awarded further options to take into account the reduced price of the Johnnic shares after the unbundling. As provided for in the schemes, the Company's auditors certified that the adjustments to the options and allocation shares were fair and reasonable to participants on the basis that the participants were not prejudiced or given benefits beyond those provided for in the schemes.

Johnnic share schemes (continued)

All the remaining participants of the current scheme exercised their options/took delivery of their allocation shares after shareholder approval on 3 June 2003 and prior to the unbundling, at the adjusted prices. Only a small number of participants of the old scheme exercised their options prior to the unbundling. At 31 March 2004 there were 21 762 options outstanding under the old scheme.

In terms of the Johnnic Share Incentive Scheme, the total number of shares or options which may be allocated for purposes of the scheme shall not exceed shares which represent 10% of the total issued ordinary share capital of the Company from time to time.

The following information is provided in accordance with the provisions of the Johnnic share schemes:

	31 March	
	2004	2003
Maximum number of ordinary shares that may be allocated	**16 646 619**	16 444 752
Number of options and allocation shares granted at beginning of year	**8 156 082**	7 941 302
Number of options granted during the year at prices varying between R0,10 and R44,01	**287 576**	224 280
Number of options which lapsed during the year	**(45 400)**	(9 500)
Number of options granted at end of year	**8 398 258**	8 156 082
Number of ordinary shares reserved for the Johnnic Share Incentive Scheme at 31 March	**8 248 361**	8 288 670

Details of the Company's equity compensation benefits are set out in Annexure 5 on page 101.

INVESTMENTS

On 20 June 2003 the Company distributed 526,7 million shares in MTN, to its shareholders worth R8,2 billion at the date of unbundling, realising an exceptional profit of R3,7 billion. The market value of the MTN shares unbundled at the date of this report is R14,8 billion.

SUBSIDIARY COMPANIES

A list of major subsidiary companies, material to the financial position of the Company, is set out in Annexure 2 which forms part of this report. The interest of the Company in the attributable profits and losses of its subsidiary companies after taking into account taxation and outside shareholders' interest for the year ended 31 March 2004 was:

	Year ended 31 March 2004 Rm	Year ended 31 March 2003 Rm
Profits	**3 557,6**	1 025,7
Losses	**188,1**	753,7

Details of special resolutions passed at general meetings of subsidiary companies since 1 April 2003 are:

Change of name to:

- Gallo Africa Limited from Johnnic Entertainment Limited;
- Johncom Coastal Distribution (Proprietary) Limited from Universitas (Proprietary) Limited;
- Johncom Entertainment Investments (Proprietary) Limited from Route 66 Productions (Proprietary) Limited;
- Johncom Media Investments Limited from Johnnic e-Ventures Limited;
- Johnnic Communications Africa (Proprietary) Limited from Johncom Nominees (Proprietary) Limited; and
- Johnnic Communications Rights Management (Proprietary) Limited from Nu Metro Licensing (Proprietary) Limited.

Adoption of new articles of association

- Exclusive Books (Proprietary) Limited;
- Exclusive Books Group (Proprietary) Limited;
- Nu Metro Cinemas (Proprietary) Limited; and
- Tomstraat Beleggings (Eiendoms) Beperk.

SUBSIDIARY COMPANIES (continued)

Adoption of new memorandum and articles of association

- Universitas (Proprietary) Limited.

Change of main business and main object

- Johncom Nominees (Proprietary) Limited;
- Johnnic e-Ventures Limited; and
- Route 66 Productions (Proprietary) Limited

Conversion of A,B and C shares to ordinary shares

- Gallo Record Company (Proprietary) Limited

RESULTS OF OPERATIONS

The results of MTN have been equity accounted for the three-month period to the date of the unbundling in June 2003. The Company ceased to account for the earnings of MTN from the date of unbundling.

Durban Add-Ventures Limited has been consolidated for the first time in the current year. This subsidiary was not consolidated in the past due to the uncertainty around Johnnic's future plans. Johnnic has been required to reflect the full share of this company's losses since acquisition in 1998, in the current financial year. The effect of not consolidating the losses in Durban Add-Ventures in the prior year's results is not material.

The results of operations for the year under review are set out in the accompanying income statements. Group attributable earnings amounted to R4 196,1 million (2003: R961,7 million) and was derived as follows:

	Year ended 31 March 2004 Rm	Year ended 31 March 2003 Rm
Core operations	**114,1**	58,5
Entertainment and media	**110,7**	98,2
Interest and corporate head office	**3,4**	(39,7)
Non-core operations	**265,5**	932,9
Telecommunications	**303,7**	914,9
Gallagher Estate Holdings	**6,7**	(3,3)
Johnnic Properties	**0,1**	21,3
Casino	**(45,0)**	–
Basic headline earnings	**379,6**	991,4
Goodwill amortisation after taxation and minority interests	**(41,7)**	(157,3)
Exceptional items after taxation and minority interests	**3 858,2**	127,6
Attributable earnings	**4 196,1**	961,7

DIVIDEND

In light of the unbundling by the Company to its shareholders of substantially all of its shareholding in MTN by way of a distribution in specie amounting to approximately R8,2 billion in June 2003 and the major restructuring that may take place with the Group, the directors have resolved not to declare a dividend for the year ended 31 March 2004.

DIRECTORATE

The names of the directors in office at the date of this report are set out on page 8 to 9 of the annual report.

The following changes to the Board of Directors has taken place since the date of the last annual report:

Appointment

Director

Mr ACG Molusi	1 July 2003

Alternate director

Mr PM Jenkins	1 July 2003

Resignations

Directors

Mr PM Jenkins	1 July 2003
Ms I Charnley	30 September 2003

Alternate directors

Mr RK Jackson	1 July 2003
Mr CM Moni	30 September 2003

In terms of article 83 of the Company's articles of association, Messrs CB Brayshaw, SW Moutloatse, PF Nhleko and TRA Oliphant retire by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election as directors.

Shareholdings

The interests of the directors and alternate directors in the ordinary shares of the Company were as follows:

	31 March	
	2004	2003
Beneficial – Ms KC Ramon	**1 326**	1 326
Non-beneficial	–	–
Share options and allocation shares	–	1 096 680

No other changes in the foregoing interests have taken place between 31 March 2004 and the date of this report.

COMPANY SECRETARY

The Company's Secretary is Mr MRD Boyns and his business and postal addresses are reflected on the inside back cover of the annual report.

AUDITORS

Deloitte & Touche will continue in office in accordance with section 270 (2) of the Companies Act, 1973.

POST-BALANCE SHEET EVENTS

Subsequent to year end Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") terminated their joint listing on the JSE Securities Exchange South Africa and Johnnic Communications Limited ("Johncom") simultaneously increased its shareholding in these associate businesses to 38,6% at a cost of R287 million.

During the second half of the financial year, Johncom announced the conclusion of an agreement with New Africa Media to acquire 90,5% of New Africa Publications, owner of 50% of Sunday World and 100% of the Sowetan. This is subject to approval by the competition authorities and the results of this acquisition will only be accounted for once the approval is received.

Johnnic will receive dividends of R16 million from MTN on 5 July 2004 and R26 million from Johncom on 19 July 2004.

Midrand
28 June 2004

ncome statements

COMPANY 2003 Rm	COMPANY 2004 Rm		Notes	GROUP 2004 Rm	GROUP 2003 Rm
–	–	**Revenue**	4	**2 788,8**	12 087,6
–	–	Cost of sales		**(1 666,6)**	(5 723,6)
–	–	**Gross profit**		**1 122,2**	6 364,0
(20,5)	**(16,9)**	Operating expenses – net	6	**(910,9)**	(3 461,6)
(20,5)	**(16,9)**	**Earnings before interest, taxation, depreciation and amortisation ("Ebitda")**		**211,3**	2 902,4
(0,3)	**(0,4)**	Depreciation	7	**(81,9)**	(867,2)
–	–	Amortisation of intangibles	8	**(7,9)**	(148,4)
–	–	Goodwill amortisation	16	**(4,6)**	(274,3)
(20,8)	**(17,3)**	**Profit (loss) from operations before exceptional items**		**116,9**	1 612,5
187,3	**6 407,0**	Exceptional items	9	**3 778,5**	132,2
166,5	**6 389,7**	**Profit from operations**		**3 895,4**	1 744,7
(26,6)	**(5,7)**	Finance costs	10	**(35,3)**	(456,7)
21,0	**101,2**	Finance income	11	**60,8**	112,6
		Income from associated companies	12	**557,4**	864,4
160,9	**6 485,2**	**Profit before taxation**		**4 478,3**	2 265,0
–	–	Taxation	13	**(171,1)**	(649,7)
160,9	**6 485,2**	**Profit after taxation**		**4 307,2**	1 615,3
		Minority interests		**(111,1)**	(653,6)
160,9	**6 485,2**	**Attributable earnings**		**4 196,1**	961,7
		Basic earnings per ordinary share (cents)	14		
		– headline		**229**	603
		– attributable		**2 528**	585
		Diluted earnings per ordinary share (cents)	14		
		– headline		**229**	603
		– attributable		**2 528**	585

Balance sheets

COMPANY 2003 Rm	COMPANY 2004 Rm		Notes	GROUP 2004 Rm	GROUP 2003 Rm
		ASSETS			
3 674,1	**898,9**	**Non-current assets**		**1 290,0**	6 534,5
1,3	**1,2**	Property, plant and equipment	15	**333,2**	491,0
		Goodwill	16	**(100,1)**	(105,9)
–	**–**	Intangible assets	17	**33,9**	25,6
1 260,7	**894,9**	Interests in subsidiaries	18		
2 374,6	**–**	Interests in associated companies	19	**885,4**	5 954,1
37,0	**0,2**	Investments	20	**15,9**	41,6
–	**–**	Deferred taxation	21	**112,6**	81,4
0,5	**2,6**	Long term receivables	22	**9,1**	46,7
10,5	**1 012,2**	**Current assets**		**3 115,6**	1 287,9
–	**–**	Inventories	23	**250,2**	271,2
7,5	**2,0**	Trade and other receivables	24	**678,4**	647,4
–	**–**	Taxation prepaid		**25,6**	2,4
–	**–**	Marketable properties	25	**31,6**	34,1
–	**758,1**	Listed equities	26	**1 443,4**	30,2
–	**192,0**	Securitised cash deposits	39	**192,0**	–
3,0	**60,1**	Bank balances, deposits and cash	39	**494,4**	302,6
3 684,6	**1 911,1**	**Total assets**		**4 405,6**	7 822,4
		EQUITY AND LIABILITIES			
		Capital and reserves			
670,6	**16,6**	Share capital and premium	27	**16,6**	670,6
380,7	**471,6**	Accumulated profits		**1 186,0**	3 575,1
2 497,4	**1 368,8**	Other reserves	28	**1 464,6**	1 571,6
3 548,7	**1 857,0**	**Ordinary shareholders' interest**		**2 667,2**	5 817,3
		Minority interests		**665,4**	576,7
3 548,7	**1 857,0**	**Total equity**		**3 332,6**	6 394,0
0,3	**0,3**	**Non-current liabilities**		**155,0**	282,7
0,3	**0,3**	Long term borrowings	29	**29,1**	167,5
–	**–**	Provision for post retirement medical aid		**121,3**	113,5
–	**–**	Deferred taxation	21	**4,6**	1,7
135,6	**53,8**	**Current liabilities**		**918,0**	1 145,7
10,1	**11,5**	Trade and other payables	30	**617,2**	612,4
57,4	**42,3**	Provisions	31	**146,4**	123,1
–	**–**	Tax liabilities		**48,1**	14,7
0,3	**–**	Short term borrowings	29	**21,3**	151,7
67,8	**–**	Bank overdrafts	39	**85,0**	243,8
3 684,6	**1 911,1**	**Total equity and liabilities**		**4 405,6**	7 822,4

Cash flow statements

COMPANY 2003 Rm	COMPANY 2004 Rm		Notes	GROUP 2004 Rm	GROUP 2003 Rm
		OPERATING ACTIVITIES			
–	–	Cash receipts from customers		**2 762,2**	11 664,4
(32,4)	**(31,0)**	Cash paid to suppliers and employees		**(2 662,8)**	(8 564,5)
(32,4)	**(31,0)**	Net cash generated from (used in) operations	34	**99,4**	3 099,9
(26,6)	**(5,7)**	Finance costs	34	**(19,8)**	(433,1)
6,3	**79,8**	Finance income	34	**60,7**	111,3
–	–	Taxation paid		**(46,3)**	(469,2)
(52,7)	**43,1**	**Net cash from (used in) operating activities**		**94,0**	2 308,9
		INVESTING ACTIVITIES			
–	–	Acquisition of intangible assets	17	**(4,2)**	(38,5)
–	–	Finance costs	34	**(15,5)**	(23,6)
1,0	**21,4**	Income from investments	35	**52,1**	73,3
268,8	**356,8**	Net proceeds on disposal of investments	36	**516,5**	589,0
–	–	Acquisition of minority interests in subsidiaries	36	**(0,8)**	(6,2)
145,3	**(147,4)**	Net (decrease) increase in indebtedness to subsidiaries	36		
–	–	Acquisition of interest in associated companies	36	**(45,1)**	(7,3)
–	–	Proceeds on disposal of associated company	36	**3,0**	–
–	–	Net increase in loans to associated companies	36	**(3,5)**	(5,5)
(5,9)	–	Acquisition of other investments	36	–	(5,9)
		Net assets of subsidiaries and joint ventures acquired less disposals	37	**109,3**	(28,2)
(0,6)	**(0,5)**	Acquisition of property, plant and equipment	38	**(63,6)**	(1 907,1)
–	–	Net outflow of cash due to disposal of subsidiary		**(0,7)**	–
–	**0,2**	Proceeds on disposal of property, plant and equipment		**43,4**	36,7
2,9	**(2,0)**	Net increase (decrease) in long term receivables		**72,0**	25,7
–	–	Return of capital by associated companies		–	19,6
		Outflow of cash due to MTN reclassified as an associate		–	(2 520,8)
–	–	Other		**(1,4)**	–
411,5	**228,5**	**Net cash from (used in) investing activities**		**661,5**	(3 798,8)
		FINANCING ACTIVITIES			
4,8	**45,6**	Shareholder funding net of share issue expenses		**45,6**	4,8
–	**(0,3)**	(Repayments of) additional obligations under finance leases		**(6,7)**	315,6
–	–	Net (decrease) increase in borrowings		**(258,0)**	651,9
–	–	Funding raised from outside shareholders		**19,2**	4,8
–	–	Cash dividend paid to outside shareholders		**(13,0)**	–
–	–	Decrease in short term borrowings		**(2,3)**	–
4,8	**45,3**	**Net cash (used in) from financing activities**		**(215,2)**	977,1
363,6	**316,9**	**Net increase (decrease) in cash and cash equivalents**		**540,3**	(512,8)
(428,4)	**(64,8)**	**Cash and cash equivalents at beginning of year**		**58,8**	594,2
		Foreign entities translation adjustment		**2,3**	(22,6)
(64,8)	**252,1**	**Cash and cash equivalents at end of year**	39	**601,4**	58,8

Statements of changes in shareholders' equity

GROUP	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2002	16,4	649,4	3 909,4	760,8	**5 336,0**
Attributable earnings			961,7		**961,7**
Net transfers between reserves			(1 289,6)	1 289,6	–
Net exchange differences arising on translation of foreign entities				(162,6)	(162,6)
Share capital issued at a premium less share issue expenses		4,8			**4,8**
Net fair value adjustment released on disposal/revaluation of listed equities				(4,2)	(4,2)
Goodwill and variation of interests in subsidiaries and associates			(4,1)	(312,0)	**(316,1)**
Other			(2,3)		**(2,3)**
Balance at 31 March 2003	16,4	654,2	3 575,1	1 571,6	**5 817,3**
AC 133 transitional adjustment			(8,4)	(44,0)	**(52,4)**
Restated balance as at 31 March 2003	16,4	654,2	3 566,7	1 527,6	**5 764,9**
Attributable earnings			4 196,1		**4 196,1**
Distribution in specie		(699,6)	(7 522,9)		**(8 222,5)**
Net transfers between reserves			946,1	(946,1)	–
Net exchange differences arising on translation of foreign entities				(111,7)	(111,7)
Share capital issued at a premium less share issue expenses	0,2	45,4			**45,6**
Fair value adjustment on revaluation of listed equities				1 077,5	**1 077,5**
Fair value adjustment released on disposal of listed equities				(43,7)	(43,7)
Goodwill and variation of interests in subsidiaries and associates				(41,2)	(41,2)
Other				2,2	**2,2**
Balance at 31 March 2004	16,6	–	1 186,0	1 464,6	**2 667,2**
Notes	27	27		28	

COMPANY	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2002	16,4	649,4	219,8	2 497,4	**3 383,0**
Attributable earnings			160,9		**160,9**
Share capital issued at a premium less share issue expenses		4,8			**4,8**
Balance at 31 March 2003	16,4	654,2	380,7	2 497,4	**3 548,7**
Attributable earnings			6 485,2		**6 485,2**
Distribution in specie		(699,6)	(6 394,3)	(1 128,6)	**(8 222,5)**
Share capital issued at a premium less share issue expenses	0,2	45,4			**45,6**
Balance at 31 March 2004	16,6	–	471,6	1 368,8	**1 857,0**
Notes	27	27		28	

Notes to the financial statements

1. PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are presented in South African rand since that is the currency in which the majority of the Group's transactions are denominated.

In the current year's financial statements, the following principal accounting policies are consistent in all material respects with those of the previous year, except for the adoption of AC 133 Financial Instruments: Recognition and Measurement.

Adoption of South African Accounting Standard AC 133: Financial Instruments: Recognition and Measurement

In the current year, the Group has adopted AC 133: Financial Instruments: Recognition and Measurement.

Adoption of this Standard has resulted in some modifications to financial statement presentation.

AC 133 has introduced a comprehensive framework for accounting for all financial instruments. The Group's detailed accounting policies in respect of such instruments are set out below. The principal effects of the adoption of AC 133 have been that derivative financial instruments have been brought on balance sheet. Bringing the derivative financial instruments on-balance sheet at fair value have been recognised with effect from 1 April 2003 resulting in equity being decreased by R52,4 million.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, except for the revaluation of listed equities, properties and certain financial instruments, in accordance with South African Statements of Generally Accepted Accounting Practice.

The principal accounting policies adopted are set out below:

Basis of consolidation

The Group financial statements incorporate the financial statements of Johnnic Holdings Limited and all its subsidiaries (referred to as the Group) and reflect the Group's interest in associates for the year ended 31 March 2004.

Interests in subsidiary companies

Subsidiary companies are those enterprises controlled by the Group. Control is achieved where the Group has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the Group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All material intercompany transactions and balances between Group enterprises are eliminated on consolidation.

The Company carries investment in subsidiaries at cost less accumulated impairment losses.

Interests in associated companies

An associated company is an enterprise where the Group exercises significant influence over its financial and operating policies, but which it does not control.

Investments in associated undertakings are accounted for using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than temporary, in the value of individual investments.

The Group's share of post-acquisition reserves of associated companies, which is generally

2. **SUMMARY OF PRINCIPAL ACCOUNTING POLICIES** (continued)

Interests in associated companies (continued)

determined from their latest audited financial statements, is included in the carrying value of the investments, and the annual contribution attributable to the Group is transferred to non-distributable reserves.

Where the Group's share of losses from associate exceeds the carrying amount, the associate is carried at nil.

Where the Group transacts with an associate, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's annual financial statements, associated companies are carried at cost less amounts written off.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and the other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method of accounting. The Group's share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Negative goodwill is the excess of the Group's share of the fair value of net identifiable assets at the date of acquisition over the purchase consideration. Negative goodwill that relates to anticipated future losses but does not represent identifiable liabilities at the date of acquisition, is recognised as income when the future losses and expenses occur. Therefore, a portion of negative goodwill not exceeding the fair value of the acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining life of the identifiable acquired depreciable assets. Any amount of negative goodwill in excess of the fair value of the acquired identifiable non-monetary assets is recognised as income immediately.

Goodwill arising on acquisitions subsequent to 31 March 2000 is reported in the balance sheet as an intangible asset, and is amortised on a straight-line basis over its estimated useful life, but not exceeding 20 years.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is reflected separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of income.

Notes to the financial statements continued

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Investments

Investments, including those in subsidiaries, are stated at cost, less amounts written off where there has been a permanent diminution in value.

Where an investment is acquired in a non-monetary exchange, its cost is determined by reference to its fair value at the effective date of acquisition. Where such fair value is not readily determinable, the cost is based on the fair value of the asset given up.

Long term investments where the Group is not in a position to exercise significant influence or joint control, are stated at fair value.

Listed equities

Marketable securities are carried at market value, or realisation price, and are shown under current assets, as listed equities. Market value is calculated by reference to the stock exchange quoted selling price at the close of business at the balance sheet date.

The unrealised gains or losses on the revaluation of marketable securities are transferred to a revaluation surplus.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement. Furthermore, any amounts in revaluation and other reserves, relating to that marketable security, are also transferred to the income statement.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at the estimated present value of the underlying lease payments at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitment and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance of the obligation for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (ie assets that necessarily take a substantial period of time to get ready for their intended use or resale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings is capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave.

Equity compensation plans

Where employees exercise options in terms of the rules and regulations of the Johnnic share option scheme, shares are issued to participants as beneficial owners. The directors procure a listing of these shares on the JSE Securities Exchange South Africa on which the Company's shares are listed and quoted. In exchange, employees entitled to such share options pay in cash a consideration equal to

2. **SUMMARY OF PRINCIPAL ACCOUNTING POLICIES** (continued)

Employee benefits (continued)

Equity compensation plans (continued)

the option price allocated to them. The nominal value of shares issued is credited to share capital and the difference between the nominal value and the option price is credited to share premium.

Termination benefits

Termination benefits are charged against income when the Group is committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-employment benefits

The cost of post-retirement benefits is made up of those obligations which the Group has towards current and retired employees. These obligations can be divided into the following categories, and are determined as set out below:

Defined contribution plans

Provident funds

Contributions to defined contribution plans in respect of services during a period, are recognised as an expense in that period.

Defined benefit plans

Pension funds

The current cost in respect of defined benefit plans is recognised as an expense in the current period. Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's pension obligations and the fair value of the plan assets are amortised over the expected average remaining working lives of the participating employees. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of planned amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees, using the projected unit credit method. The funds are actuarially valued every three years.

Post-retirement medical aid costs

The post-retirement medical aid liability is recognised as an expense systematically over the remaining service period of employees using the projected unit credit method.

Independent actuarial valuations are conducted every three years. Experience adjustments, the effects of changes in actuarial assumptions and the effects of planned amendments in respect of eligible employees are recognised as an expense or income systematically over the remaining service period of those employees. Adjustments pertaining to retired employees are recognised immediately as an expense. Between actuarial valuations, the provision is adjusted in accordance with rates supplied by the actuaries.

Earnings per ordinary share

Attributable earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the period and is based on the net profit attributable to ordinary shareholders.

Headline earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue during the year and is based on the earnings attributable to ordinary shareholders, after excluding certain exceptional items and goodwill amortisation. Details of the adjustments to earnings attributable to ordinary shareholders are provided in note 14 to the financial statements.

The basis for calculating the diluted weighted average ordinary shares in issue is the weighted average number of ordinary shares in issue during the year, to which is added the theoretical number of shares to be issued for no consideration based on the average market price of an ordinary share. Share options that are out-of-the-money are not taken into account in the calculation of diluted earnings per share.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Dividends declared

Dividends proposed and related taxation thereon at reporting intervals are charged to income in the statement of changes in equity when the dividend is declared.

Taxation

Current taxation comprises taxation payable calculated on the basis of the expected taxable income for the year, at the tax rates enacted as at the balance sheet date, and any adjustment of taxation payable for previous periods.

Deferred taxation is provided, using the balance sheet liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current enacted tax rates are used to determine deferred taxation.

Under this method the Group is required to make provision for deferred taxation on the revaluation of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxation, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been made to remit such earnings.

No deferred taxation is recognised if the temporary differences arise from goodwill or from the initial recognition of an asset which has no impact on accounting profit or taxable income.

The principal temporary differences arise from depreciation on property, plant and equipment, revaluation of certain non current assets, provisions for pensions and other post-retirement expenses and tax losses carried forward.

Deferred taxation assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Property, plant and equipment

Property, plant and equipment, other than land, is stated at cost less accumulated depreciation.

Depreciation is charged to write off the cost of property, plant and equipment to their estimated residual values (other than properties under construction) over their estimated useful lives using the straight-line method, on the following bases:

Plant, furniture and equipment	10 – 50% per annum
Buildings	2 – 20% per annum
Leasehold improvements	10 – 20% per annum
Aircraft and vehicles	20 – 25% per annum

Assets held under finance leases and leasehold improvements are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The surplus or loss arising on the disposal or retirement of an asset is determined as the difference between sales proceeds and the carrying amount of the asset and is recognised in income when the asset is sold or retired.

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (i.e. impairment losses are recognised).

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

***Investment property** (continued)*

cost less accumulated depreciation. Depreciation is charged so as to write off the cost of investment property to its estimated residual value over its estimated useful life using the straight-line method at 3% per annum.

Impairment

An annual impairment review of assets is carried out by comparing the net book value of the assets with their recoverable amount. Recoverable amounts are based on the higher of the value in use and the net selling price.

Value in use is determined by applying a discount rate to the anticipated pre-tax cash flow for the remaining useful life of the asset.

Where the recoverable amount is less than the net book value, the impairment is charged against income to reduce the carrying amount of the affected assets to recoverable amounts. The revised carrying amounts are amortised on a systematic basis over the remaining useful life of such affected assets.

Other than for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimate of its recoverable amount. This is done so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised in the income statement.

Intangible assets

Patents and trademarks

The initial cost of acquiring patents, trademarks and licences is capitalised as an intangible asset and amortised on a straight-line basis over the expected useful life of the asset, which is on average 10 years, but generally not exceeding 20 years. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. The cost of renewing patents and trademarks is charged to the income statement when incurred.

Publishing titles

The cost of acquiring publishing titles is capitalised as an intangible asset and amortised on a straight-line basis over five years. Costs to develop publishing titles internally are charged to the income statement when incurred.

Other intangible assets

The licence fees, capitalised educational course development expenditure and certain other items of deferred expenditure which are considered to have an enduring benefit are capitalised and amortised on the straight-line basis over an appropriate period to match expenditures with future related economic benefits. The amortisation are as follows:

Licence fees	8 years
Capitalised educational course development and other deferred expenditure	5 years

Inventories

Inventories are stated at the lower of cost or net realisable value on a weighted average and first-in first-out basis. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Fixed overheads are allocated on basis of normal capacity. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Write downs to net realisable value and inventory losses are expensed in the period in which the write downs or losses occur. Where appropriate, provision is made for slow moving, obsolete and defective inventories.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances, deposits and cash, net of bank overdrafts

2. **SUMMARY OF PRINCIPAL ACCOUNTING POLICIES** (continued)

Cash and cash equivalents (continued)

for purposes of the cash flow statement. Cash and cash equivalents are measured at fair value.

Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money.

Foreign currencies

Transactions in foreign currencies are recorded at spot rates ruling on the transaction date. Where a related forward exchange contract is entered into, the costs of hedging are included in the measurement of the underlying transaction. Assets and liabilities in foreign currencies are translated to rand at rates of exchange ruling at the end of the financial year. Translation gains and losses are included in the results for the year.

In order to hedge its exposure to foreign exchange risks, the Group utilises financial instruments including forward exchange contracts in the management of exchange rate exposures. Where a related forward exchange contract is designated as a hedge, the costs of hedging are included in the measurement of the underlying transaction. Where forward exchange contracts are not designated as hedges, they are marked to market at year end and the exchange differences are included in the income statement.

Financial statements of foreign entities are translated to rands is as follows:

- Assets and liabilities at rates of exchange ruling at the end of the year; and
- Income statement items at the weighted average rates of exchange for the year.

Differences arising on translation are taken directly to non-distributable reserves. On disposal, translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity subsequent to 31 March 2000 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets

The Group's principal financial assets are bank balances, deposits and cash, trade and other receivables and listed equity investments. Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities

Financial liabilities are classified according to the substance of the contractual arrangements entered into.

Significant financial liabilities include finance lease obligations, interest bearing bank loans and overdraft and trade and other payables.

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Financial instruments (continued)

the carrying amount of the instruments to the extent that they are not settled in the period in which they arise.

Trade and other payables are stated at their nominal value.

Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement
Gains and losses on subsequent measurement are recognised as follows:

- gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in attributable earnings for the year in which it arises.
- gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in attributable earnings.
- effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in attributable earnings in the period when the commitment or forecast transaction affects attributable earnings.
- when a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealised gains or losses at that point remains in equity and are recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Revenue recognition
Revenue, which excludes value-added taxation, comprises:

Media and entertainment
Revenue is recognised at the date of publication or the date that goods are delivered to customers or services are provided.

Other income earned by the Group is recognised on the following bases:

- Interest income is accrued on a time-related basis, by reference to the principal outstanding and at the interest rate applicable;
- Dividend income from investments is recognised when received; and
- Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Music, film and video contract advances
Music contract advances are written off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Research and development
Research and development costs are expensed in the period in which they are incurred.

Offset
Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Notes to the financial statements continued

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Comparatives

The current year results are not comparable with the prior year due to the MTN results being equity accounted to 30 June 2003, compared to consolidated for the period 1 April 2002 until 30 September 2002 and equity accounted for the period 1 October 2002 until 31 March 2003. Durban-Add Ventures has been consolidated for the first time in the current financial year. Johnnic is required to show the full share of this subsidiary's losses in the current year.

3. RELATED-PARTY INFORMATION

Identity of related parties with whom material transactions have occurred

Material subsidiaries of the Group are identified on page 96 and the associates on page 98. All of these entities are related parties.

Material related-party transactions

Johnnic Holdings Limited and its subsidiaries, in the ordinary course of business, enter into various transactions with associates and other companies within the Group. These transactions are governed by terms no less favourable than those arranged with third parties.

- Loans to and from related parties with the Company (refer page 78)
- Management fees paid to related parties (note 45.2)
- Trademark and guarantee fees recovered from related parties (note 45.2)

Director and director-related entities

Details of directors' shareholdings in the Company are disclosed in the directors' report (refer page 47). There are no material contracts with executive directors other than regarding their employment (refer note 45.1 and pages 36 to 37).

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		4. REVENUE		
		The Group's revenue is analysed as follows:		
–	–	*Core operations*	**2 697,9**	3 276,9
		Ongoing		
–	–	Media	**1 091,0**	1 017,4
–	–	Retail	**666,0**	607,8
–	–	Books and Maps	**266,9**	292,8
–	–	Home Entertainment	**281,8**	267,6
–	–	Music	**183,7**	169,7
–	–	Africa	**2,3**	0,8
–	–	Distribution, Manufacturing and Support Services	**190,4**	240,1
		Reclassification of intergroup revenue	–	(54,9)
		Disposed		
–	–	Hammicks and Music for Pleasure	**15,8**	735,6
–	–	*Non-core operations*	**90,9**	8 810,7
–	–	Telecommunications	–	8 683,5
–	–	Gallagher Estate Holdings	**49,9**	44,9
–	–	Johnnic Properties and other	**34,3**	82,3
–	–	Casino	**6,7**	–
–	–	**Total revenue**	**2 788,8**	12 087,6

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

5.1 Business segments

For management purposes, the Group is currently organised into eight operating divisions – Media, Retail, Books and Maps, Home Entertainment, Music, Africa, Distribution Manufacturing and Support Services and Casino. These divisions are the basis on which the Group reports its primary segment information as set out below:

	Media Rm	Retail Rm	Books and Maps Rm	Home Entertainment Rm
2004				
INCOME STATEMENT				
Revenue				
External sales	1 119,1	666,0	279,8	281,8
Intra-segment sales***	(28,1)	–	(12,9)	–
Total revenue	1 091,0	666,0	266,9	281,8
Depreciation and amortisation	24,4	30,7	9,2	0,9
Profit (losses) from operations before exceptional items	77,1	12,5	10,9	30,7
BALANCE SHEET				
Assets				
Segment assets	581,9	260,1	76,8	130,5
Interests in associated companies	28,1	4,6	–	–
Total assets	610,0	264,7	76,8	130,5
Liabilities				
Segment liabilities	493,0	314,7	80,5	0,4
OTHER INFORMATION				
Capital expenditure (property, plant and equipment)	19,2	16,4	8,1	2,2
Capital expenditure (intangible assets)	3,7	–	0,5	–
Average number of employees per segment	1 767	1 611	407	106

* *Includes Johncom corporate head office and the equity investments in M-Net, SuperSport and CTP.*

** *Other comprises the exhibition business, Johnnic head office, property and consolidation entries.*

*** *Intra-segment sales are charged at cost plus a percentage profit mark-up.*

	Music Rm	Africa Rm	Distribution Manufacturing and Support Services* Rm	Disposed operations Rm	Casino Rm	Other** Rm	Group Rm
	183,7	2,3	260,5	15,8	6,7	84,2	2 899,9
	–	–	(70,1)	–	–	–	(111,1)
	183,7	2,3	190,4	15,8	6,7	84,2	2 788,8
	1,1	0,2	17,9	0,1	–	5,3	89,8
	10,6	(5,8)	(3,4)	(18,2)	4,3	(1,8)	116,9
	36,8	21,9	730,0	–	5,6	1 676,6	3 520,2
	–	–	849,0	–	3,7	–	885,4
	36,8	21,9	1 579,0	–	9,3	1 676,6	4 405,6
	25,9	31,5	39,7	–	13,2	74,1	1 073,0
	3,6	0,8	9,2	–	–	4,1	63,6
	–	–	–	–	–	–	4,2
	79	23	569	–	–	59	4 621

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5.1 Business segments (continued)

	Media Rm	Retail Rm	Books and Maps Rm	Home Entertainment Rm
2003				
INCOME STATEMENT				
Revenue				
External sales	1 020,2	607,8	292,8	267,6
Intra-segment sales***	(2,8)	–	–	–
Total revenue	1 017,4	607,8	292,8	267,6
Depreciation and amortisation	31,4	31,1	10,3	0,8
Profit (loss) from operations before exceptional items	60,8	(10,7)	1,8	36,1
BALANCE SHEET				
Assets				
Segment assets	607,4	308,8	75,0	146,5
Interests in associated companies	53,7	0,5	–	–
Total assets	661,1	309,3	75,0	146,5
Liabilities				
Segment liabilities	506,6	250,3	85,2	41,7
OTHER INFORMATION				
Capital expenditure (property, plant and equipment)	19,4	18,2	7,0	1,1
Capital expenditure (intangible assets)	1,2	–	–	–
Average number of employees per division	1 862	1 499	400	108

* *Includes Johncom corporate head office and the equity investments in M-Net, SuperSport and CTP.*

** *Other comprises the exhibition business, Johnnic head office, property and consolidation entries.*

*** *Intra-segment sales are charged at cost plus a percentage profit mark-up.*

Music Rm	Africa Rm	Distribution Manufacturing and Support Services* Rm	Disposed operations Rm	Casino Rm	Other** Rm	Group Rm
169,7	0,8	240,1	735,6	–	8 810,7	12 145,3
–	–	(54,9)	–	–	–	(57,7)
169,7	0,8	185,2	735,6	–	8 810,7	12 087,6
1,1	0,2	14,6	15,1	–	911,0	1 015,6
8,6	(4,0)	(2,3)	(10,0)	–	1 532,2	1 612,5
89,3	(3,8)	467,7	122,3	–	55,1	1 868,3
–	–	831,6	–	–	5 068,3	5 954,1
89,3	(3,8)	1 299,3	122,3	–	5 123,4	7 822,4
78,0	0,2	39,5	122,3	–	304,6	1 428,4
0,4	1,9	12,3	10,6	–	1 836,2	1 907,1
–	–	–	2,0	–	35,3	38,5
95	–	1 131	–	–	2 171	7 266

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5.2 Geographical segments

For management reporting purposes, the Group is organised into three geographical segments, namely South Africa, rest of Africa and other overseas operations. Operations in the rest of Africa are located in Nigeria, Botswana, Ghana and Kenya. Other overseas operations are located in Australia, New Zealand and the United Kingdom.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	GROUP	
	2004	2003
	Rm	Rm
Revenue by geographical market		
South Africa	**2 597,6**	8 268,3
Rest of Africa	**16,0**	2 974,2
Other overseas operations	**175,2**	845,1
	2 788,8	12 087,6

The following table provides an analysis of the number of employees by geographical location	**2004**	2003
South Africa	**4 503**	5 823
Rest of Africa	**12**	874
Other overseas operations	**106**	569
	4 621	7 266

The following is an analysis of the carrying amount of segment assets, and additions to property, plant, equipment, investment properties and intangible assets during the year analysed by geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant, equipment, investment properties and intangible assets	
	2004	2003	**2004**	2003
	Rm	Rm	**Rm**	Rm
Assets excluding goodwill	**4 505,7**	7 928,3	**67,8**	1 945,6
– South Africa	**4 385,5**	7 693,5	**66,0**	691,1
– Rest of Africa	**25,7**	7,1	**0,5**	1 241,8
– Other overseas operations	**94,5**	227,7	**1,3**	12,7
Goodwill	**(100,1)**	(105,9)	**–**	–
	4 405,6	7 822,4	**67,8**	1 945,6

COMPANY 2003 Rm	COMPANY 2004 Rm			GROUP 2004 Rm	GROUP 2003 Rm
		6.	**OPERATING EXPENSES – NET are stated after taking account of the following items:**		
2,7	0,5		*Auditors' remuneration*	9,2	15,2
0,5	0,4		– audit fees	7,4	8,8
2,2	0,1		– fees for other services	1,7	6,1
–	–		– expenses	0,1	0,3
0,3	1,5		Operating lease charges	134,9	261,1
0,1	1,4		– land and buildings	85,8	226,6
0,2	0,1		– equipment and vehicles	49,1	34,5
(0,7)	(0,4)		Net foreign exchange losses (gains)	11,1	42,5
31,5	15,6		Fees paid for services	10,2	250,0
16,8	14,4		– *administrative*	2,5	122,1
0,3	0,8		– *secretarial*	1,0	1,3
14,4	0,4		– *technical*	6,7	126,6
–	–		Surplus on disposal of plant and equipment	(7,7)	(4,4)
–	–		Charge for post-retirement benefits	22,6	15,0
–	–		Staff costs	647,0	1 214,0
–	–		– salaries and wages	608,3	1 146,9
			– retirement plan contributions		
–	–		– defined contribution plans	33,9	61,0
–	–		– defined benefit plans	4,8	6,1
–	–		Repairs and maintenance	27,5	173,7
–	–		Research and development	7,3	3,6
		7.	**DEPRECIATION**		
0,1	0,2		Plant, furniture and equipment	67,9	811,9
–	–		Freehold land and buildings	3,3	29,6
–	–		Leasehold improvements	8,1	12,4
0,2	0,2		Aircraft and vehicles	2,2	6,1
–	–		Capitalised leased assets	0,4	7,2
0,3	0,4			81,9	867,2

COMPANY 2003 Rm	COMPANY 2004 Rm			GROUP 2004 Rm	GROUP 2003 Rm
		8.	**AMORTISATION OF INTANGIBLES**		
–	–		Licence fees	0,2	127,5
–	–		Patents and trademarks	3,4	4,3
–	–		Publishing titles	2,6	5,8
–	–		Capitalised educational course development	1,7	–
–	–		Other intangible assets	–	10,8
–	–			7,9	148,4
		9.	**EXCEPTIONAL ITEMS**		
–	6 013,6		Surplus arising on the unbundling of MTN shares	3 681,5	–
(12,4)	398,9		Net surplus (loss) on disposal of investments	165,0	93,1
214,6	–		Realisation of foreign currency translation reserve	58,4	140,8
(60,3)	(5,5)		Costs associated with rationalisation and restructuring	(5,4)	(61,1)
(50,0)	–		Impairment of goodwill, investments, loans, assets, intellectual capital and other	(78,0)	(136,0)
–	–		Durban Add-Ventures prior year losses	(43,0)	–
95,4	–		Surplus on unwinding of special purpose vehicles	–	95,4
187,3	6 407,0			3 778,5	132,2
		10.	**FINANCE COSTS**		
26,6	5,7		Interest on borrowings	33,3	417,9
–	–		Interest on obligations under finance leases	2,0	37,3
–	–		Other	–	1,5
26,6	5,7			35,3	456,7
		11.	**FINANCE INCOME**		
6,3	79,8		**Interest received**	60,7	111,3
0,5	26,2		– bank deposits	49,8	92,9
–	–		– associated companies	0,2	0,4
5,8	53,6		– other	10,7	18,0
14,7	21,4		**Dividends received**	0,1	1,3
13,7	21,4		– subsidiaries		
1,0	–		– investments	0,1	1,3
21,0	101,2			60,8	112,6

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		12. INCOME FROM ASSOCIATED COMPANIES		
		Pre-tax earnings from associated companies	**548,0**	885,0
		Goodwill	**12,6**	33,7
		Share of associated companies exceptional items	**(3,2)**	(54,3)
			557,4	864,4
		Details of the Group's associated companies are set out in Annexure 3 and 4 on pages 98 to 100.		

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		13. TAXATION		
–	–	**Current taxation**	**60,1**	366,6
		SA normal taxation		
–	–	Current year	**58,6**	366,1
–	–	Prior year under (over) provisions	**0,6**	(0,8)
–	–	Secondary taxation on companies	**0,6**	1,2
–	–	Foreign and withholding taxation	**0,3**	0,1
–	–	**Deferred taxation (Note 21)**	**(27,9)**	93,4
–	–	Current year	**(28,1)**	63,3
–	–	Prior year under provisions	**0,2**	30,1
–	–	Taxation attributable to the Company and its subsidiaries	**32,2**	460,0
–	–	Share of taxation attributable to associated companies	**138,9**	189,7
–	–		**171,1**	649,7

South African normal taxation is calculated at 30% (2003: 30%) of the estimated taxable income for the year.

Taxation for foreign jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		13. TAXATION (continued)		
		Tax losses		
105,6	**255,4**	Estimated assessable losses available for the reduction of future taxable income	**492,9**	709,0
%	**%**	**Tax rate reconciliation**	**%**	%
		The charge for the year can be reconciled to the effective rate of taxation as follows:		
30,0	**30,0**	Taxation at the standard rate	**30,0**	30,0
(11,0)	**(0,4)**	Tax effect of expenses that are not deductible in determining taxable profit	**–**	6,9
–	**–**	Tax effect of utilisation of tax losses not previously recognised	**(0,1)**	(5,0)
(16,4)	**(29,6)**	Exceptional items	**(26,2)**	0,1
(2,6)	**–**	Other	**0,1**	(3,3)
–	**–**	**Effective rate of taxation**	**3,8**	28,7

14. EARNINGS PER ORDINARY SHARE

The calculation of headline earnings and attributable earnings per ordinary share is based on headline earnings of R379,6 million (2003: R991,4 million) and attributable earnings of R4 196,1 million (2003: R961,7 million) respectively and a weighted average of 166 022 116 (2003: 164 325 097) ordinary shares in issue during the year.

The calculation of diluted headline earnings per ordinary share, is based on headline earnings of R379,6 million (2003: R991,4 million), and a diluted weighted average of 166 022 116 (2003: 164 427 482) ordinary shares in issue during the year.

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		14. EARNINGS PER ORDINARY SHARE *(continued)*		
		Reconciliation between attributable and headline earnings		
		Attributable earnings	**4 196,1**	961,7
		Adjustments		
		Exceptional items	**(3 858,2)**	(127,6)
		Holding company and subsidiaries	**(3 778,5)**	(132,2)
		– Surplus arising on the unbundling of MTN shares	**(3 681,5)**	–
		– Net surplus on disposal of investments	**(165,0)**	(93,1)
		– Realisation of foreign currency translation reserve	**(58,4)**	(140,8)
		– Costs associated with rationalisation and restructuring	**5,4**	61,1
		– Impairment of goodwill, investments, loans, assets intellectual capital and other	**78,0**	136,0
		– Durban Add-Ventures prior year losses	**43,0**	–
		– Surplus on unwinding of special purpose vehicles	**–**	(95,4)
		Associated companies' exceptional items	**3,2**	54,3
		Non-adjustable exceptional items	**(91,7)**	–
		Taxation on adjusting exceptional items	**1,6**	(14,8)
		Minority interests on adjusting exceptional items	**7,2**	(34,9)
		Goodwill amortisation after minority interests	**41,7**	157,3
		Headline earnings	**379,6**	991,4
		Earnings per ordinary share (cents)		
		– headline	**229**	603
		– attributable	**2 528**	585
		Diluted earnings per ordinary share (cents)		
		– headline	**229**	603
		– attributable	**2 528**	585

	Plant, furniture and equipment Rm	Freehold land and buildings Rm	Leasehold improvements Rm	Aircraft and vehicles Rm	Capitalised leased assets Rm	Total Rm
15. PROPERTY, PLANT AND EQUIPMENT						
GROUP						
COST						
Balance at 31 March 2002	11 637,1	703,0	209,2	105,0	61,6	**12 715,9**
Additions at cost (Note 38)	1 495,1	395,4	12,2	4,1	0,3	**1 907,1**
Eliminated on disposal of subsidiaries	(9,7)	–	(1,4)	(1,4)	–	**(12,5)**
Eliminated on other disposals	(30,1)	(6,8)	(5,6)	(12,0)	(0,5)	**(55,0)**
Exchange differences	(340,8)	(27,5)	(20,6)	(6,1)	(0,7)	**(395,7)**
Other	(4,5)	–	–	(0,6)	–	**(5,1)**
MTN reclassified as an associate	(12 045,4)	(794,4)	(117,1)	(76,4)	(4,3)	**(13 037,6)**
Balance at 31 March 2003	701,7	269,7	76,7	12,6	56,4	**1 117,1**
Additions at cost (Note 38)	53,0	2,1	6,3	2,2	–	**63,6**
Eliminated on disposal of subsidiaries	(60,7)	–	(64,0)	–	–	**(124,7)**
Eliminated on other disposals	(14,8)	(34,0)	(1,0)	(3,7)	(0,4)	**(53,9)**
Impairment	(43,8)	–	–	–	–	**(43,8)**
Exchange differences	(0,4)	–	(0,2)	–	–	**(0,6)**
Other	6,0	–	0,4	0,2	–	**6,6**
Reallocation between categories	(0,9)	(7,8)	58,2	2,9	(52,4)	**–**
Balance at 31 March 2004	640,1	230,0	76,4	14,2	3,6	**964,3**
ACCUMULATED DEPRECIATION						
Balance at 31 March 2002	3 548,7	91,5	51,9	32,0	39,4	**3 763,5**
Charge for the year	811,9	29,6	12,4	6,1	7,2	**867,2**
Eliminated on disposal of subsidiaries	(8,0)	–	(0,8)	(1,0)	–	**(9,8)**
Eliminated on other disposals	(16,5)	(0,5)	(0,7)	(4,6)	(0,4)	**(22,7)**
Impairment losses	10,2	52,6	0,2	–	–	**63,0**
Exchange differences	(32,0)	(2,7)	(5,4)	(0,9)	(0,5)	**(41,5)**
Other	(0,4)	–	0,1	(0,8)	0,9	**(0,2)**
MTN reclassified as an associate	(3 860,2)	(71,0)	(34,3)	(23,4)	(4,5)	**(3 993,4)**
Balance at 31 March 2003	453,7	99,5	23,4	7,4	42,1	**626,1**
Charge for the year	67,9	3,3	8,1	2,2	0,4	**81,9**
Eliminated on disposal of subsidiaries	(38,9)	–	(18,3)	–	–	**(57,2)**
Eliminated on other disposal	(11,3)	(1,4)	(1,0)	(4,3)	(0,2)	**(18,2)**
Impairment	(5,3)	–	–	–	–	**(5,3)**
Exchange differences	(0,3)	–	–	–	–	**(0,3)**
Other	3,9	–	–	0,2	–	**4,1**
Reallocation between categories	0,9	(7,2)	41,3	3,9	(38,9)	**–**
Balance at 31 March 2004	470,6	94,2	53,5	9,4	3,4	**631,1**
CARRYING AMOUNT						
At 31 March 2003	248,0	170,2	53,3	5,2	14,3	**491,0**
At 31 March 2004	169,5	135,8	22,9	4,8	0,2	**333,2**

	Plant, furniture and equipment Rm	Vehicles Rm	Total Rm
15. PROPERTY, PLANT AND EQUIPMENT (continued)			
COMPANY			
COST			
Balance at 31 March 2002	0,5	0,8	**1,3**
Additions at cost (Note 38)	0,2	0,4	**0,6**
Other disposals	–	(0,1)	**(0,1)**
Balance at 31 March 2003	0,7	1,1	**1,8**
Additions at cost (Note 38)	0,3	0,2	**0,5**
Other disposals	(0,1)	(0,2)	**(0,3)**
Balance at 31 March 2004	0,9	1,1	**2,0**
ACCUMULATED DEPRECIATION			
Balance at 31 March 2002	0,1	0,1	**0,2**
Charge for the year	0,1	0,2	**0,3**
Balance at 31 March 2003	0,2	0,3	**0,5**
Charge for the year	0,2	0,2	**0,4**
Other disposals	–	(0,1)	**(0,1)**
Balance at 31 March 2004	0,4	0,4	**0,8**
CARRYING AMOUNT			
At 31 March 2003	0,5	0,8	**1,3**
At 31 March 2004	0,5	0,7	**1,2**

Notes to the financial statements continued

	GROUP 2004 Rm	GROUP 2003 Rm
16. GOODWILL		
COST		
Balance at beginning of the year	**(58,8)**	10 462,1
Adjustment arising on changes in the composition of the Group	**6,1**	(12,8)
Other acquisitions	**5,1**	98,9
Eliminated on disposal	–	(0,3)
Exchange differences	**(0,7)**	(4,1)
MTN reclassified as an associate	–	(10 602,6)
Balance at 31 March	**(48,3)**	(58,8)
ACCUMULATED AMORTISATION		
Balance at beginning of the year	**(47,1)**	(938,3)
Adjustment arising on changes in the composition of the Group	–	(0,1)
Charge for the year	**(4,6)**	(274,3)
Impairment losses	**(0,5)**	(35,8)
Exchange differences	**0,4**	1,2
Other	–	2,1
MTN reclassified as an associate	–	1 198,1
Balance at 31 March	**(51,8)**	(47,1)
CARRYING AMOUNT	**(100,1)**	(105,9)

Relates primarily to negative goodwill arising on Johnnic Holdings Limited's interest in Johnnic Communications Limited.

	Licence fees Rm	Patents and trade-marks Rm	Pub-lishing titles Rm	Capitalised educational course develop-ment Rm	Other deferred expen-diture Rm	Total Rm
17. INTANGIBLE ASSETS						
GROUP						
COST						
Balance at 31 March 2002	3 861,7	55,2	67,1	–	128,5	**4 112,5**
Additions	11,5	–	2,0	–	25,0	**38,5**
Acquisition of joint venture	–	0,3	–	–	–	**0,3**
Exchange differences	(410,1)	–	(3,5)	–	5,5	**(408,1)**
Other	–	–	–	–	11,5	**11,5**
MTN reclassified as an associate	(3 449,9)	–	–	–	(169,3)	**(3 619,2)**
Balance at 31 March 2003	13,2	55,5	65,6	–	1,2	**135,5**
Additions	0,5	–	–	3,7	–	**4,2**
Impairment	–	–	–	–	(1,2)	**(1,2)**
Acquisition of subsidiary	–	–	–	14,0	–	**14,0**
Disposals	(0,4)	–	(2,1)	–	–	**(2,5)**
Exchange differences	–	(0,3)	0,1	–	–	**(0,2)**
Reclassification	0,4	4,6	(5,0)	–	–	**–**
Balance at 31 March 2004	13,7	59,8	58,6	17,7	–	**149,8**
ACCUMULATED AMORTISATION						
Balance at 31 March 2002	301,5	23,3	53,9	–	3,9	**382,6**
Charge for the year	127,5	4,3	5,8	–	10,8	**148,4**
Impairment loss	–	10,9	–	–	0,5	**11,4**
Exchange differences	(16,2)	–	(2,0)	–	–	**(18,2)**
Other	0,5	–	–	–	0,8	**1,3**
MTN reclassified as an associate	(400,1)	–	–	–	(15,5)	**(415,6)**
Balance at 31 March 2003	13,2	38,5	57,7	–	0,5	**109,9**
Charge for the year	0,2	3,4	2,6	1,7	–	**7,9**
Impairment loss	–	–	–	–	(0,5)	**(0,5)**
Exchange differences	–	(0,3)	0,1	–	–	**(0,2)**
Disposals	(0,4)	–	(0,8)	–	–	**(1,2)**
Reclassification	0,4	3,4	(3,8)	–	–	**–**
Balance at 31 March 2004	13,4	45,0	55,8	1,7	–	**115,9**
CARRYING AMOUNT						
At 31 March 2003	–	17,0	7,9	–	0,7	**25,6**
At 31 March 2004	0,3	14,8	2,8	16,0	–	**33,9**

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		18. INTERESTS IN SUBSIDIARIES		
157,8	**157,8**	**Shares at cost less amount written off**		
126,9	**126,9**	Listed		
30,9	**30,9**	Unlisted		
1 102,9	**737,1**	**Net amount owing by subsidiaries**		
(196,4)	**(65,9)**	Amount owing to subsidiaries		
1 299,3	**803,0**	Amount owing by subsidiaries		
1 260,7	**894,9**			
		A list of the major subsidiaries material to the financial position of the Company is set out in Annexure 2 on pages 96 and 97.		
		19. INTERESTS IN ASSOCIATED COMPANIES		
2 374,6	–	**Listed**	**438,4**	5 466,2
2 374,6	–	Shares at cost less amount written off	**95,4**	4 055,6
		Share of post-acquisition reserves, net of dividends received	**343,0**	1 410,6
–	–	**Unlisted**	**447,0**	487,9
–	–	Shares at cost less amount written off	**190,9**	171,1
–	–	Loans	**33,6**	44,8
		Share of post-acquisition reserves, net of dividends received	**222,5**	272,0
2 374,6	–	**Book value of interests in associated companies**	**885,4**	5 954,1
1 694,5	–	**Market value of listed shares**	**731,3**	7 591,9
–	–	**Directors' valuation of unlisted shares**	**1 328,9**	640,0
		Details of the Group's associated companies are set out in Annexures 3 and 4 on pages 98 to 100.		

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		20. INVESTMENTS		
		Non-current investments		
37,0	**0,2**	Unlisted investments at cost less amount written off	**15,9**	41,6
37,0	**0,2**	Directors' valuation of unlisted investments	**15,9**	41,6
		Details of the Group's investments are set out in Annexure 1 on page 95.		

21. DEFERRED TAXATION

GROUP

The major components of the Group deferred taxation provision, together with movements during the year, are analysed as follows:

	Balance at 31 March 2003 Rm	Charge to income statement for the year Rm	Charge to equity for the year Rm	Other Rm	Balance at 31 March 2004 Rm
Tax effect of:					
Excess taxation allowances over depreciation charge	(4,0)	(12,1)	–	–	**(16,1)**
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	4,4	(1,1)	–	(3,6)	**(0,3)**
Assessable losses	26,1	12,6	–	5,2	**43,9**
Working capital allowances	(0,3)	(0,7)	–	–	**(1,0)**
Provision for post-retirement medical aid	34,9	0,9	0,1	–	**35,9**
Temporary differences and provisions	13,1	29,2	–	(1,3)	**41,0**
Deferred expenditure	0,6	–	–	–	**0,6**
Publishing titles – excess amortisation over tax allowances	3,0	(0,9)	–	–	**2,1**
Trademarks written off and allowable for tax over 10 years	1,9	–	–	–	**1,9**
	79,7	27,9	0,1	0,3	**108,0**

	2004 Rm	2003 Rm
Reconciled as follows:		
Deferred taxation assets	**112,6**	81,4
Deferred taxation liabilities	**(4,6)**	(1,7)
	108,0	79,7

COMPANY 2003 Rm	COMPANY 2004 Rm			GROUP 2004 Rm	GROUP 2003 Rm
		22.	LONG TERM RECEIVABLES		
			Arising on sale of Music for Pleasure (Proprietary) Limited		
–	–			–	21,7
–	–		Arising on sale of Atlantic Beach township	20,0	45,5
0,5	2,6		Other	9,1	5,0
0,5	2,6			29,1	72,2
			Short term portion of long term receivables included in trade and other receivables		
–	–			(20,0)	(25,5)
0,5	2,6			9,1	46,7
		23.	INVENTORIES		
			At cost		
–	–		Finished goods	265,1	286,2
–	–		Raw materials	6,2	6,3
–	–		Consumable stores and maintenance spares	8,6	6,0
–	–		Work in progress	1,4	1,5
–	–		*Less:* Provision for inventory obsolescence	(31,1)	(28,8)
–	–			250,2	271,2
		24.	TRADE AND OTHER RECEIVABLES		
–	–		Trade receivables	521,3	506,1
7,5	2,0		Sundry receivables	136,1	118,6
–	–		Prepayments	34,7	27,5
–	–		Short term portion of long term receivables	20,0	25,5
–	–		Interest accrued	–	0,8
–	–		*Less:* Provision for doubtful debts	(33,7)	(31,1)
7,5	2,0			678,4	647,4

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		25. MARKETABLE PROPERTIES		
		Current assets		
–	–	Properties held for resale at cost less amount written off	**31,6**	34,1

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		26. LISTED EQUITIES		
–	**758,1**	MTN Group Limited	**1 443,4**	–
–	–	Naspers Limited	–	30,2
–	**758,1**		**1 443,4**	30,2

In line with Johnnic's strategy to become a focused entertainment and media group, the listed equities have been designated as available-for-sale financial instruments in terms of AC 133 and have been revalued to market value as at 31 March 2004. The unrealised gain of R1 029,7 million (2003: loss of R4,1 million) arising on revaluation of listed equities is included in other reserves (note 28).

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		27. SHARE CAPITAL AND PREMIUM		
		Authorised share capital		
20,0	**20,0**	200 000 000 ordinary shares of 10 cents each	**20,0**	20,0
3,5	**3,5**	34 500 000 *fixed rate* redeemable cumulative preference shares of 10 cents each	**3,5**	3,5
0,5	**0,5**	5 500 000 variable rate redeemable cumulative preference shares of 10 cents each	**0,5**	0,5
4,0	**4,0**	40 000 000 "A" variable rate redeemable cumulative preference shares of 10 cents each	**4,0**	4,0
1,3	**1,3**	1 300 000 8,25% cumulative redeemable preference shares of R1 each	**1,3**	1,3
29,3	**29,3**		**29,3**	29,3

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		27. SHARE CAPITAL AND PREMIUM (continued)		
		Issued share capital		
		166 466 186 (2003: 164 447 518) ordinary shares		
16,4	16,6	of 10 cents each	16,6	16,4
654,2	–	**Share premium**	–	654,2
649,4	654,2	Balance at beginning of year	654,2	649,4
–	(699,6)	Distribution in specie	(699,6)	–
		Arising on the issue of shares during the year		
4,8	45,4	(net of share issue expenses)	45,4	4,8
670,6	16,6		16,6	670,6
		The unissued ordinary shares are under the unrestricted control of the directors until the next annual general meeting.		
		28. OTHER RESERVES		
		Non-distributable reserves		
2 497,4	2 497,4	**Balance at beginning of year**	1 571,6	760,8
		AC 133: Financial Instruments: Recognition and		
–	–	measurements transitional adjustment	(44,0)	–
2 497,4	2 497,4	**Restated balance at beginning of year**	1 527,6	760,8
–	–	Transfer (to) from accumulated profits	(946,1)	1 289,6
–	–	Release of reserves relating to listed equities realised	(43,7)	(4,2)
		Net exchange differences arising on translation		
–	–	of foreign entities	(111,7)	(162,6)
		Net unrealised gain arising on revaluation		
–	–	of listed equities	1 077,5	–
–	(1 128,6)	Distribution in specie	–	–
		Goodwill and variation of interest in subsidiaries		
		and associates	(41,2)	(312,0)
–	–	Other	2,2	–
2 497,4	1 368,8	**Balance at end of year**	1 464,6	1 571,6

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		28. OTHER RESERVES (continued)		
		Consisting of:		
23,0	**23,0**	Capital redemption reserve fund	**23,0**	23,0
2 415,3	**1 286,7**			
2 415,3	**2 415,3**	Unrealised gain arising on Johncom unbundling		
–	**(1 128,6)**	Distribution in specie		
		Share of post-acquisition reserves of associated companies	**374,6**	1 466,5
		At beginning of year	**1 466,5**	269,5
		Transfer from income statement	**294,8**	1 289,6
		Transfer to income statement on MTN unbundling	**(1 240,9)**	–
		Adjustments arising on changes in the composition of the Group	**(92,6)**	(92,6)
		Transfer from currency translation reserve	**(53,2)**	–
–	–	*Revaluation reserve*	**1 029,7**	(4,1)
–	–	At beginning of year	**(4,1)**	0,1
–	–	Prior year fair value adjustment released	**(43,7)**	(0,1)
–	–	Unrealised gain (loss) arising on revaluation of listed equities	**1 077,5**	(4,1)
–	–	*Currency translation reserve*	**(13,6)**	44,9
–	–	At beginning of year	**44,9**	402,8
–	–	Net exchange differences arising on translation of foreign entities	**(111,7)**	–
–	–	Transfer to share of post-acquisition reserves of associated companies	**53,2**	(162,6)
–	–	Adjustments arising on change in the of the Group	**–**	(195,3)
59,1	**59,1**	Other	**50,9**	41,3
2 497,4	**1 368,8**		**1 464,6**	1 571,6

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		29. LONG TERM BORROWINGS		
		Unsecured		
–	–	◦ Durban Add-Ventures Limited Shareholders' loans	**12,8**	–
–	–	◦ RTG (Proprietary) Limited Interest is payable at prime. There is no fixed term of repayment.	**6,0**	10,1
–	–	◦ Clare Developments Shareholder's loan	**1,5**	1,5
–	**–**	◦ Absa Bank Limited	**–**	70,8
–	**–**	◦ Other	**2,2**	2,0
–	**–**	**Total unsecured borrowings**	**22,5**	84,4
		Secured		
0,6	**0,3**	◦ Finance leases Interest rates vary between 7,5% p.a. and 13,92% p.a. Amounts are repayable within three to five years and the leases are secured by the underlying assets (Note 15).	**15,8**	22,3
–	**–**	◦ Tsogo Sun R5 million repayable on maturity, balance is interest free with no fixed repayment date.	**9,4**	–
–	**–**	◦ Anglo American Corporation of South Africa Limited Loan secured by cession of claims dated 3 July 1997 of shares held by a subsidiary. The loan bears interest at The Standard Bank of South Africa Limited 90-day banker's acceptance rate, converted to a nominal monthly rate plus 2,25% and renewable on an annual basis.	**2,7**	2,7
–	**–**	◦ Nedcor Limited	**–**	130,2
–	**–**	◦ B.o.E Bank Limited	**–**	42,6
–	**–**	◦ The Standard Bank of South Africa Limited	**–**	21,5
–	**–**	◦ Syfrets Bank Limited	**–**	9,6
–	**–**	◦ Nedcor Trade Services Limited	**–**	5,9
0,6	**0,3**	**Total secured borrowings**	**27,9**	234,8
0,6	**0,3**	**Total borrowings**	**50,4**	319,2

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		29. LONG TERM BORROWINGS (continued)		
		The maturities of the above borrowings and overdrafts are as follows:		
0,3	–	On demand or within one year	**21,3**	151,7
0,3	**0,3**	More than one year but not exceeding two years	**20,7**	97,2
–	–	More than two years but not exceeding five years	**2,1**	9,8
–	–	More than five years	**6,3**	60,5
0,6	**0,3**	**Total borrowings**	**50,4**	319,2
0,3	–	Amount due within one year shown under current liabilities	**(21,3)**	(151,7)
0,3	**0,3**	**Total long term borrowings**	**29,1**	167,5

The Group's management considers that the carrying amounts of short term and long term borrowings reasonably approximate their fair values and have been transacted at current market rates.

In terms of the articles of association, the Company's borrowing powers are unlimited.

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		30. TRADE AND OTHER PAYABLES		
–	–	Trade creditors	**161,4**	203,8
10,1	**11,5**	Sundry creditors	**350,9**	271,8
–	–	Accrued expenses and other payables	**104,9**	136,8
10,1	**11,5**		**617,2**	612,4

31. PROVISIONS

	Balance at 31 March 2003 Rm	Provided during the year Rm	Utilised during the year Rm	Unused amounts reversed Rm	Exchange differences Rm	Other Rm	Balance at 31 March 2004 Rm
GROUP							
Staff bonus	23,2	33,4	(28,8)	–	(0,1)	(1,9)	**25,8**
Leave	24,3	10,3	(4,2)	(4,0)	–	(0,5)	**25,9**
Restructuring	57,4	–	(15,1)	–	–	–	**42,3**
Contingent royalty	5,7	–	–	(5,7)	–	–	**–**
Onerous lease	–	35,7	–	–	–	–	**35,7**
Overage	7,5	14,0	(11,1)	–	–	–	**10,4**
Turnover rentals	4,6	2,5	(2,0)	–	–	–	**5,1**
Other	0,4	0,8	–	–	–	–	**1,2**
Total	123,1	96,7	(61,2)	(9,7)	(0,1)	(2,4)	**146,4**
COMPANY							
Restructuring	57,4	–	(15,1)	–	–	–	**42,3**

It is expected that outflows of economic benefits relating to the provisions will all materialise in the next financial year.

32. FINANCIAL INSTRUMENTS

32.1 Foreign currency exposure

The Group utilises foreign currency forward contracts to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The Group is party to a variety of foreign currency forward contracts and options in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets. As a matter of principle, the Group does not enter into derivative contracts for speculative purposes.

	Foreign amount		Rand equivalent	
	2004	2003	**2004**	2003
	m	m	**Rm**	Rm
GROUP				
At the balance sheet date, the Group had contracted to pay the following amounts under forward contracts:				
US dollar	**5,6**	3,5	**36,6**	33,5
Euro	**1,9**	2,1	**15,5**	18,4
British pound sterling	**0,2**	0,2	**2,4**	3,1
Singapore dollar	**1,4**	1,3	**5,9**	7,4
Hong Kong dollar	**1,1**	1,3	**1,0**	1,6
Canadian dollar	**0,1**	0,1	**0,2**	1,0
South African rand*	**–**	1,7	**–**	1,7
			61,6	66,7

** Relates to foreign operations holding forward contracts in South African rand.*

Included in the Group balance sheet are the following amounts denominated in currencies other than the functional currency of operation of the relevant entities:

	2004			2003		
	RSA Rm	**Other African countries Rm**	**Other countries Rm**	RSA Rm	Other African countries Rm	Other countries Rm
Assets						
Current						
British pound sterling	**–**	**–**	**46,6**	–	–	169,6
Australian dollar	**–**	**–**	**10,7**	–	–	9,7
New Zealand dollar	**–**	**–**	**1,8**	–	–	2,8
Kenyan shilling	**–**	**0,9**	**–**	–	1,2	–
Botswana pula	**–**	**0,1**	**–**	–	0,1	–
	–	**1,0**	**59,1**	–	1,3	182,1
Other						
US dollar	**3,2**	**–**	**–**	4,1	–	–
British pound sterling	**–**	**–**	**25,9**	–	–	17,7
Australian dollar	**–**	**–**	**13,1**	–	–	15,2
New Zealand dollar	**–**	**–**	**5,4**	–	–	6,0
Kenyan shilling	**–**	**3,4**	**–**	–	1,8	–
Botswana pula	**–**	**5,6**	**–**	–	4,0	–
	3,2	**9,0**	**44,4**	4,1	5,8	38,9
Total assets	**3,2**	**10,0**	**103,5**	4,1	7,1	221,0

	2004 RSA Rm	2004 Other African countries Rm	2004 Other countries Rm	2003 RSA Rm	2003 Other African countries Rm	2003 Other countries Rm
32. FINANCIAL INSTRUMENTS (continued)						
32.1 Foreign currency exposure (continued)						
Liabilities						
Current						
US dollar	7,1	–	–	9,8	–	–
British pound sterling	–	–	25,8	–	–	134,4
Australian dollar	–	–	7,9	–	–	8,0
New Zealand dollar	–	–	1,6	–	–	2,8
Kenyan shilling	–	1,9	–	–	0,2	–
Botswana pula	–	4,1	–	–	3,7	–
	7,1	6,0	35,3	9,8	3,9	145,2
Other						
British pound sterling	–	–	1,6	–	–	0,6
Australian dollar	–	–	–	–	–	0,1
Kenyan shilling	–	0,6	–	–	0,6	–
	–	0,6	1,6	–	0,6	0,7
Total liabilities	7,1	6,6	36,9	9,8	4,5	145,9
Net (liabilities) assets	(3,9)	3,4	66,6	(5,7)	2,6	75,1

** Amount less than R100 000.*

32.2 Interest rate risk

Foreign interest rate risk on certain of the Group's long term borrowings has been hedged via the use of forward foreign exchange contracts (Note 29).

32.3 Concentration of credit risk

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts reflected in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management, based on prior experience and the current economic environment. The Company and the Group have no significant concentrations of credit risk.

32. FINANCIAL INSTRUMENTS (continued)

32.4 Liquidity risk

In order to mitigate the risk of liquidation, the Group has significant banking facilities and reserve borrowing capacity, including cash whose period of availability are as follows:

		2004 Rm	2003 Rm
Period less than:	30 days	**596,3**	384,8
	60 days	**25,3**	42,1
	90 days	**10,0**	27,4
	over 120 days	**266,6**	69,1
Total		**898,2**	523,4

	2004 Carrying amount Rm	2003 Carrying amount Rm	2004 Fair value Rm	2003 Fair value Rm
32.5 Fair value of financial instruments				
Type of instrument				
Included in net current assets (liabilities)	**494,9**	(181,0)	**494,9**	(181,0)
Cash and cash equivalents	**601,4**	58,8	**601,4**	58,8
Trade and other receivables	**678,4**	647,4	**678,4**	647,4
Trade and other payables, provisions and short term borrowings	**(784,9)**	(887,2)	**(784,9)**	(887,2)
Purchase of forward foreign exchange contracts	**61,6**	66,7	**61,6**	53,2

33. EXCHANGE RATES TO SOUTH AFRICAN RAND

	2004	2003
Year end closing rates		
US dollar	**6,38**	7,95
British pound sterling	**11,70**	12,55
Australian dollar	**4,85**	4,76
New Zealand dollar	**4,17**	4,35
Euro	**7,80**	8,65
Botswana pula	**1,35**	1,53
Kenyan shilling	**0,08**	0,10
Average rates for the year		
US dollar	**6,66**	9,73
British pound sterling	**12,16**	14,99
Australian dollar	**4,98**	5,56
New Zealand dollar	**4,35**	4,76
Euro	**8,17**	9,63
Botswana pula	**1,49**	1,61
Kenyan shilling	**0,10**	0,12

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		34. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED FROM (USED IN) OPERATIONS		
160,9	6 485,2	Profit before taxation	4 478,3	2 265,0
		Adjustments for:		
		Income from associated companies	(557,4)	(864,4)
26,6	5,7	Finance costs allocated to:	35,3	456,7
26,6	5,7	– operating activities	19,8	433,1
–	–	– investing activities	15,5	23,6
(21,0)	(101,2)	Finance income allocated to:	(60,8)	(112,6)
(6,3)	(79,8)	– operating activities	(60,7)	(111,3)
(14,7)	(21,4)	– investing activities	(0,1)	(1,3)
0,3	0,4	Depreciation	81,9	867,2
–	–	Amortisation of intangibles	7,9	148,4
–	–	Goodwill amortisation	4,6	274,3
–	–	Impairment charge	10,1	–
–	–	Increase in provision for post-retirement medical costs	7,8	5,0
–	–	Increase in provision for warranties	–	114,6
(217,9)	(6 552,9)	Non-cash exceptional items	(3 966,4)	(51,7)
–	–	Surplus on disposal of plant and equipment	(7,7)	(4,4)
12,4	140,2	Net loss (surplus) on disposal of associated companies and investments	140,2	(79,0)
–	(0,4)	Exchange differences	(18,6)	–
(38,7)	(23,0)	Operating cash flows before movements in working capital	155,2	3 019,1
6,3	(8,0)	Movements in working capital	(55,8)	80,8
–	–	(Increase) decrease in inventories	(55,9)	148,4
(5,6)	5,5	(Increase) decrease in trade and other receivables	(46,8)	(519,0)
11,9	(13,5)	Increase (decrease) in trade and other payables and provisions	46,9	451,4
(32,4)	(31,0)	**Net cash generated from (used in) operations**	99,4	3 099,9
		35. INCOME FROM INVESTMENTS		
		Dividends received		
–	–	– associated companies	52,0	72,0
1,0	21,4	– other investments	0,1	1,3
1,0	21,4		52,1	73,3

COMPANY 2003 Rm	COMPANY 2004 Rm			GROUP 2004 Rm	GROUP 2003 Rm
		36.	**ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER INVESTMENTS**		
145,3	**(147,4)**		**Subsidiaries**	**(0,8)**	(6,2)
–	**–**		Acquisition of minority interests	**(0,8)**	(6,2)
145,3	**(147,4)**		Net (decrease) increase in indebtedness		
–	**–**		**Associated companies**	**(45,6)**	(12,8)
–	**–**		Cost of acquisitions	**(45,1)**	(7,3)
–	**–**		Proceeds on disposal	**3,0**	–
–	**–**		Increase in loans	**(3,5)**	(5,5)
262,9	**356,8**		**Other investments**	**516,5**	583,1
(5,9)	**–**		Cost of acquisitions	**–**	(5,9)
268,8	**356,8**		Proceeds from disposals	**516,5**	589,0
408,2	**209,4**			**470,1**	564,1

		GROUP 2004 Rm	GROUP 2003 Rm
37.	**NET ASSETS OF SUBSIDIARIES AND JOINT VENTURES ACQUIRED LESS DISPOSALS**		

During the year the Group entered into the following transactions:

- Disposed of Hammicks UK partially on 1 April 2003 and partially on 1 June 2003;
- Disposed of Compress on 30 September 2003; and
- Disposed of HealthInSite on 31 January 2004.

	GROUP 2004 Rm	GROUP 2003 Rm
Net assets of subsidiaries acquired less disposals:		
Property, plant and equipment	**(67,6)**	(2,7)
Investments and loans	**0,9**	–
Net current assets	**(24,6)**	20,5
Long term borrowings	**–**	(59,4)
Total net assets disposed of	**(91,3)**	(41,6)
Minority interests	**0,4**	–
(Loss) surplus on disposals	**(18,4)**	4,7
Total consideration received	**(109,3)**	(36,9)
Settled by:		
Cash	**(109,3)**	(10,3)
Other	**–**	(26,6)
	(109,3)	(36,9)
Net cash inflow (outflow) arising on acquisition less disposals:		
Cash consideration	**109,3**	10,3
Net cash and cash equivalents disposed of	**–**	(38,5)
	109,3	(28,2)

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		38. ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		
		Additions		
0,6	0,5	– to maintain operations	63,6	355,1
–	–	– to expand operations	–	1 552,0
0,6	0,5	Total additions (Note 15)	63,6	1 907,1
		39. CASH AND CASH EQUIVALENTS		
3,0	60,1	Bank balances, deposits and cash	494,4	302,6
–	192,0	Securitised cash deposits	192,0	–
(67,8)	–	Bank overdrafts	(85,0)	(243,8)
(64,8)	252,1		601,4	58,8

Bank overdrafts of R83,1 million are secured by Johnnic Communications Limited.

The Group's bank overdrafts and call borrowings are denominated in the currencies of the countries of the Group's principal operations and carry interest at variable market rates.

COMPANY 2003 Rm	COMPANY 2004 Rm		GROUP 2004 Rm	GROUP 2003 Rm
		40. CONTINGENT LIABILITIES		
		Guarantees		
492,0	492,0	Suncoast Casino and Entertainment World ("Suncoast Casino")#	492,0	492,0
–	–	Minimum guarantee due to overseas creditors for titles in production	18,7	24,6
–	–	Bank guarantees in respect of facilities utilised by jointly controlled entities and subsidiaries	1,0	1,0
1,6	0,1	Guarantees to third parties in respect of subsidiaries and associated companies	1,1	2,6
493,6	492,1	Total guarantees	512,8	520,2
		Other contingent liabilities		
–	–	Licence fee dispute with Receiver of Revenue	10,8	–
–	–	Claims which may result from pending litigation	1,5	2,2
–	–	Total other contingent liabilities	12,3	2,2
493,6	492,1	Total guarantees and contingent liabilities	525,1	522,4

\# **Suncoast Casino**
Investec Bank Limited ("Investec") has agreed to provide the following facilities to Tsogo Sun KwaZulu-Natal (Proprietary) Limited ("Tsogo") subject to various levels of support from SABSA Holdings (Proprietary) Limited ("SABSA") and Johnnic:

- R600 million as a bridging finance facility to fund the equity commitments of the shareholders to Suncoast Casino, for a period of up to four years. This facility is guaranteed by SABSA 60% (R360 million), Investage 95 (Proprietary) Limited 8% (R48 million) and Johnnic 32% (R192 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into Tsogo. Johnnic has secured this guarantee by providing a cash collateral of R192 million.
- R600 million as a senior debt facility to fund various assets of Suncoast Casino. SABSA and Johnnic have finalised a "sponsor support agreement" in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of Tsogo, the sponsors will, in the ratio of 60:40, at their election, either assume the obligations of Tsogo in respect of the senior debt facility or pay Investec any shortfall in the repayment of the debt owing by Tsogo to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of Tsogo's assets. Johnnic has retained 40 million MTN shares at its option to cover 40% of the corporate guarantee in favour of two funding institutions in the amount of R300 million as well as Johnnic's ongoing working capital requirements and potential further funding requirements for Suncoast Casino.

COMPANY 2003 Rm	COMPANY 2004 Rm			GROUP 2004 Rm	GROUP 2003 Rm
		41.	**CAPITAL COMMITMENTS**		
			Commitments for the acquisition of property, plant and equipment		
–	–		Contracted but not provided for	**0,3**	0,3
–	–		Authorised but not contracted for	**23,2**	61,3
–	–			**23,5**	61,6
			The capital expenditure will be funded from operating cash flows and borrowings. Adequate facilities are in place to finance known future capital commitments.		
		42.	**LEASE COMMITMENTS**		
			At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:		
0,3	**0,3**		Within one year	**105,3**	108,3
0,2	–		More than one year but less than two years	**111,6**	153,4
–	–		More than two years but less than five years	**291,7**	256,4
–	–		More than five years	**331,7**	439,2
0,5	**0,3**			**840,3**	957,3

43. RETIREMENT BENEFIT PLANS

The Group has made provision for retirement schemes covering substantially all employees. All eligible employees are members of either defined contribution or defined benefit schemes administered by the Group, or are members of funds within the various industries in which they are employed.

These retirement schemes are governed by the Pension Funds Act, 1956. The assets of the schemes are held separately from those of the Group in funds under the control of trustees. The cost charged to income represents contributions payable to the schemes by the Group at rates specified in the rules of each scheme. Where there are employees who leave a scheme prior to vesting fully, the employees contributions payable by the employer are reduced by the amount of forfeited contributions.

Defined contribution schemes

The defined contribution schemes are designed to provide a lump sum on retirement or a combination of a lump sum and a guaranteed pension. The benefits are dependent upon the investment performance of the funds. Both employees and Group companies contribute to the funds on a fixed contribution basis. No actuarial valuation of these funds is required.

The charge for the year of R33,9 million (2003: R61,0 million) has been included in staff costs.

43. RETIREMENT BENEFIT PLANS (continued)

Defined benefit plan

It is the policy of the Group to ensure that the plan is adequately financed to provide for the pension liabilities of members. The cost of these liabilities is met by employees and Group companies. The contributions paid by Group companies are charged to the income statements in the year in which the related services are rendered by the eligible employees. Actuarial valuations are carried out at three-yearly intervals by independent actuaries using the projected unit credit method. The principal actuarial assumptions made relate to the discount rates used in determining the present value of benefits, projected rates of remuneration growth and long term expected rates of return on plan assets. Differences between assumptions and actual experience, effects of changes in actuarial assumptions and amendments to plans are spread over the estimated average remaining working lives of employees.

Principal actuarial assumptions:	**2004**	2003
Discount rate	**11% p.a.**	13% p.a.
Expected return on plan assets	**11% p.a.**	13% p.a.
Future salary increases	**8% p.a.**	10% p.a.
Future pension increases	**5% p.a.**	7% p.a.
Number of members:		
Active	**23**	23
Pensioners	**440**	429

Amounts recognised in the income statement of this scheme are as follows:

	GROUP	
	2004 **Rm**	2003 Rm
Expected return on plan assets	**11,8**	14,9
Current service cost	**(0,4)**	(0,4)
Interest cost	**(7,8)**	(9,0)
Net surplus	**3,6**	5,5

The charge for the year has been included in staff costs.

The actual return on plan assets was R11,9 million (2003: R14,9 million).

43. RETIREMENT BENEFIT PLANS (continued)

	2004		2003	
	At valuation date	**At balance sheet date**	At valuation date	At balance sheet date
	Rm	Rm	Rm	Rm
Fund status				
Fair value of plan assets	**119,0**	**119,0**	122,6	116,4
Present value of funded obligations	**(79,4)**	**(79,4)**	(71,9)	(74,3)
Net surplus	**39,6**	**39,6**	50,7	42,1

Post-retirement medical aid

A subsidiary has unfunded obligations to provide certain post-retirement medical aid benefits to its pensioners. The entitlement to these benefits is dependent upon the employees remaining in service until retirement age. The accumulated post-retirement medical aid obligation and the annual costs of such benefits is determined by independent actuaries. The assumptions used are consistent with those adopted by the actuaries in determining pension costs and in addition include long term estimates of the increases in medical costs and appropriate discount rates. The level of claims is based on the individual medical aid funds' experience.

Principal actuarial assumptions:	**2004**	2003
Discount rate	**8,9% p.a.**	11,6% p.a.
Expected return on plan assets	**12,5% p.a.**	12,5% p.a.
Healthcare cost inflation rate	**7,0% p.a.**	10,5% p.a.
Number of members:		
In-service membership	**702**	880
Continuation membership	**427**	428

The charge for the year of R22,6 million (2003: R22,8 million) has been included in staff costs.

The present value of the scheme's obligations at 31 March 2004 is R121,2 million (2003: R117,7 million). Of this obligation, R121,2 million (2003: R113,5 million) has been provided for at year end.

COMPANY			GROUP	
2003 %	**2004** %		**2004** %	2003 %
		44. JOINT VENTURES		
		The Group had the following effective interests in joint ventures:		
		– African Business Channel (Proprietary) Limited	**31,2**	31,2
		– BDFM Publishers (Proprietary) Limited	**31,2**	31,2
		– I-Net Bridge (Proprietary) Limited	**52,1**	52,1
		– MTN Network Solutions (Proprietary) Limited	**25,0**	25,0
		– Northern Titles (Proprietary) Limited	**31,2**	31,2
		– Nu Metro (Village Market) (Proprietary) Limited	**31,2**	31,2
		The following amounts are included in the Group's financial statements as a result of the proportionate consolidation of the joint ventures above:	**Rm**	Rm
		Non-current assets	**75,8**	51,7
		Current assets	**81,0**	100,1
		Non-current liabilities	**–**	(50,6)
		Current liabilities	**(61,6)**	(71,8)
		Income	**216,4**	208,6
		Expenses	**(125,3)**	(192,1)
		Goodwill amortisation	**(2,5)**	(3,0)
		Exceptional items	**(0,5)**	(12,9)

COMPANY 2003 Rm	COMPANY 2004 Rm	
		45. RELATED PARTY TRANSACTIONS
		45.1 Directors' remuneration
		Remuneration paid to directors during the year was as follows:
2,6	1,5	**Non-executive directors**
1,7	1,2	Fees
0,9	0,3	Other services
33,0	61,5	**Executive directors**
16,8	7,6	Salaries and benefits
15,0	12,3	Bonuses and performance related payments
1,2	1,2	Retirement and medical benefits
–	40,4	Gains on share options exercised
35,6	63,0	**Total directors' remuneration**
(26,9)	(13,8)	Paid by subsidiaries and/or associates
8,7	49,2	

The remuneration of executive directors is decided by the various Group remuneration committees having regard to comparable market information.

Fees paid to non-executive directors are approved by the shareholders.

For further details refer to the report on directors' emoluments (pages 36 to 40 of the annual report).

45.2 Other related party transactions

The Company, in the normal course of business, enters into various transactions with Johnnic Communications Limited and Millennium Casino Limited and their subsidiaries and associated companies. These transactions are concluded at arm's length and have been eliminated on consolidation. The material transactions are as follows:

2003 Rm	2004 Rm	
		Income statement
1,7	–	Management fee paid
–	4,1	Guarantee fees received
–	1,0	Trademark fees received

Annexure 1

Name of investment	COMPANY Book value of shares 2004 Rm	COMPANY Book value of shares 2003 Rm	GROUP Book value of shares 2004 Rm	GROUP Book value of shares 2003 Rm	GROUP Market value/ directors' valuation 2004 Rm
UNLISTED INVESTMENTS					
Durban Add-Ventures Limited	–*	36,8	–*	36,8	–*
Sinking fund in respect of structure finance deal relating to properties	–	–	14,9	–	14,9
Other	0,2	0,2	1,0	4,8	1,0
Total unlisted investments	0,2	37,0	15,9	41,6	15,9

** Durban Add-Ventures Limited consolidated with effect from 1 April 2003, refer Annexure 2.*

Interests in major subsidiaries

Annexure 2

Subsidiaries in which Johnnic Holdings Limited has a direct and indirect interest	Principal activity	Place of incorporation	Issued ordinary share capital 2004 Rm	2003 Rm
LISTED				
Johnnic Communications Limited	Investment holding	South Africa	**10,4**	10,4
Total listed subsidiaries				
UNLISTED				
Durban Add-Ventures Limited	Investment holding	South Africa	**61,5**	*
Gallagher Estate Holdings Limited	Exhibition centre	South Africa	**19,3**	19,3
Johnnic Entertainment Holdings Limited	Entertainment and retail stores	South Africa	**3,9**	3,9
Johncom Media Investments Limited (Formerly Johnnic e-Ventures Limited)	E-Commerce	South Africa	**0,2**	0,2
Johnnic Publishing Limited	Newspaper and magazine publishers	South Africa	**0,1**	0,1
Johnnies Strategic Investment Holdings Limited	Investment holding	South Africa	*	*
Lennings Limited	Investment holding	South Africa	**7,0**	7,0
Millennium Casino Holdings Limited	Investment holding	South Africa	*	*
Other				
Total unlisted subsidiaries				
Total book value of subsidiaries				

** Less than R100 000.*

This annexure discloses interests in subsidiaries material to the financial position of the holding company.
A full list of subsidiaries is available to shareholders on request, at the registered office of Johnnic Holdings Limited.

Effective % interest in issued ordinary share capital 2004	2003	BOOK VALUE OF HOLDING COMPANY INTEREST Shares 2004 Rm	Shares 2003 Rm	Indebtedness 2004 Rm	Indebtedness 2003 Rm
62,5	62,5	126,9	126,9	–	–
		126,9	126,9	–	–
70,0	70,0	–	–	2,3	–
100,0	100,0	–	–	(52,4)	(184,7)
62,5	62,5	–	–	–	–
62,5	62,5	–	–	–	–
62,5	62,5	–	–	–	–
100,0	100,0	0,1	0,1	–	–
100,0	100,0	30,8	30,8	743,2	1 293,2
100,0	100,0	–	–	43,1	–
		–	–	0,9	(5,6)
		30,9	30,9	737,1	1 102,9
		157,8	157,8	737,1	1 102,9

Interests in associated companies

Annexure 3

Details of the Group's associated companies at 31 March 2004 are as follows:

Name	Principal activity	Place of incorporation	Financial year end
LISTED			
MTN Group Limited	Investment holding	South Africa	March
Caxton and CTP Publishers and Printers Limited	Printing and packaging	South Africa	June
Electronic Media Network Limited*	Subscription television service	South Africa	March
SuperSport International Holdings Limited*	Scheduler of sports and sports related television programming	South Africa	March
Total listed associated companies			
UNLISTED			
Afmed (Pty) Limited	Investment holding	South Africa	June
Allied Media Distributors (Pty) Limited	Distributor of publications	South Africa	December
Allied Publishing Limited	Distributor of publications	South Africa	December
Banner News Agency (Pty) Limited	Property investment	South Africa	December
Caxton Limited	Printing and packaging	South Africa	June
Exclusive Books Airport (Pty) Limited	Book retailer	South Africa	March
Kilimanjaro Art, Culture & Entertainment Holdings (Pty) Limited	Entertainment venue	South Africa	March
MNH Holdings (Pty) Limited	Investment holding	South Africa	March
New Bucks Holdings Limited (trading as "eBucks")(1)	Internet exchange	South Africa	March
Random House (Pty) Limited	Book publisher	South Africa	June
Riverbend Learning Systems (Pty) Limited (trading as "eDegree")(2)	Distance learning	South Africa	March
The Newspaper Printing Company	Printing	South Africa	December
Three Group Cinemas (Pty) Limited	Entertainment	South Africa	March
Trade Information Services (Pty) Limited (trading as "TradeWorld")	Online trade platform	South Africa	March
Trademark Television Productions (Pty) Limited	Entertainment	South Africa	March
Tsogo Sun KwaZulu-Natal (Pty) Limited	Casino	South Africa	March
Total unlisted associated companies			
Total book value of associated companies			

* *Subsequent to year end these shares have been delisted.*
(1) Disposed of during the year.
(2) Acquired management control, therefore consolidated for the year ended 31 March 2004.

nterests in associated companies continued

Effective % interest in issued ordinary share capital		Group book value of shares		Group loans		Group share of post-acquisition reserves	
2004	2003	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm
–	36,5	–	3 970,2	–	–	–	1 098,1
22,6	22,3	**80,1**	70,1	–	–	**348,1**	315,5
16,2	16,2	**11,2**	11,2	–	–	**(2,2)**	(0,6)
16,2	16,2	**4,1**	4,1	–	–	**(2,9)**	(2,4)
		95,4	4 055,6	–	–	**343,0**	1 410,6
31,2	31,2	**2,7**	2,7	–	–	**274,5**	254,2
18,7	18,7	–	–	**0,3**	0,3	**0,9**	0,5
20,6	20,6	–	–	**0,8**	0,7	**0,7**	0,7
17,9	17,9	–	–	**0,3**	0,3	–	–
29,5	29,5	**4,9**	4,9	–	–	**101,3**	93,9
25,0	25,0	–	–	**0,1**	0,5	**0,1**	–
–	23,1	–	–	–	4,1	–	(3,1)
29,7	29,7	**147,0**	147,0	–	–	**(125,2)**	(73,8)
–	6,2	–	4,0	–	–	–	(2,3)
15,6	15,6	**0,3**	0,3	–	–	**3,7**	3,4
–	34,4	–	11,9	–	10,8	–	0,9
21,9	21,9	–	–	**23,7**	23,7	–	–
31,2	–	–	–	**4,2**	–	**0,3**	–
12,5	12,5	**0,3**	0,3	**4,2**	4,4	**(2,6)**	(2,4)
18,7	–	**0,6**	–	–	–	**0,2**	–
28,5	–	**35,1**	–	–	–	**(31,4)**	–
		190,9	171,1	**33,6**	44,8	**222,5**	272,0
		286,3	4 226,7	**33,6**	44,8	**565,5**	1 682,6

Group's attributable interest in associated companies

Annexure 4

	Telecom-munications Rm	Enter-tainment & Media Rm	Casino Rm	Total 2004 Rm	Total 2003 Rm
ASSETS AND LIABILITIES					
Property, plant and equipment	–	416,8	0,3	**417,1**	3 773,1
Intangible assets	–	–	–	–	4 586,0
Investments and long term receivables	–	108,1	0,1	**108,2**	332,6
Current assets	–	1 173,9	–	**1 173,9**	3 126,9
Total assets	–	1 698,8	0,4	**1 699,2**	11 818,6
Minority interests	–	–	–	–	323,9
Long term borrowings	–	74,5	0,3	**74,8**	1 228,4
Deferred taxation	–	40,9	–	**40,9**	335,5
Current liabilities	–	757,4	–	**757,4**	2 860,2
Total liabilities	–	872,8	0,3	**873,1**	4 748,0
Attributable net asset value	–	826,0	0,1	**826,1**	7 070,6
Premium on acquisition	–	–	3,6	**3,6**	(1 161,3)
Indebtedness	–	33,5	–	**33,5**	44,8
Unrecognised losses	–	21,4	–	**21,4**	–
Other	–	0,8	–	**0,8**	–
Book value	–	881,7	3,7	**885,4**	5 954,1
INCOME STATEMENT					
Revenue	1 857,2	1 378,5	196,7	**3 432,4**	5 776,8
Profit (loss) before taxation and exceptional items	385,8	192,2	(17,4)	**560,6**	884,2
Exceptional items	–	(3,2)	–	**(3,2)**	(54,3)
Profit (loss) before taxation	385,8	189,0	(17,4)	**557,4**	829,9
Taxation	(76,5)	(65,1)	2,7	**(138,9)**	(189,7)
Profit (loss) after taxation	309,3	123,9	(14,7)	**418,5**	640,2
Minority interests	(42,3)	(1,6)	–	**(43,9)**	(96,1)
Attributable earnings (losses) for the year	267,0	122,3	(14,7)	**374,6**	544,1

Annexure 5

Johnnic Share Incentive Scheme	2004 Directors	2004 Employees and others[1]	2004 Total	2003 Directors	2003 Employees and others[1]	2003 Total
Outstanding share options and allocation shares at 1 April	**1 096 680**	*701 574*	*1 798 254*	*1 239 220*	*507 066*	*1 746 286*
Transfers in respect of:						
Resignation of a Group executive director	–	–	–	(400 000)	400 000	–
Appointment of a new Company executive director	–	–	–	38 180	(38 180)	–
Allocations	178 400	109 176	287 576	219 280	5 000	224 280
Exercised	(1 275 080)	(743 588)	(2 018 668)	–	(162 812)	(162 812)
Lapsed	–	(45 400)	(45 400)	–	(9 500)	(9 500)
Outstanding share options and allocation shares at 31 March	–	*21 762*	*21 762*	*1 096 680*	*701 574*	*1 798 254*
Share options allocated during the year	178 400	109 176	287 576	219 280	5 000	224 280
Expiry date	2013	2004/2013	2004/2013	2012/2013	2012	2012/2013
Allocation price per share (R)	44,01	0,10/44,01	0,10/44,01	42,90 – 45,75	42,90	42,90 – 45,75
Aggregate proceeds if shares are issued (Rm)	7,8	4,0	11,8	9,6	0,2	9,8
Number of share options and allocation shares exercised	1 275 080	743 588	2 018 668	–	162 812	162 812
Allocation price per share (R)	13,15 – 32,75	0,10 – 43,00	0,10 – 43,00	–	20,41 – 44,0	20,41 – 44,00
Exercise price per share (R)	49,73	11,87 – 52,92	11,87 – 52,92	–	37,16 – 52,59	37,16 – 52,59
Aggregate issue (Rm)	23,1	22,5	45,6	–	4,7	4,7

(1) Consists of employees of the Company and employees of Anglo American Platinum Corporation Limited and JCI Limited, who received share options prior to the restructuring of Johannesburg Consolidated Investment Company, Limited.

Annexure 5 (continued)

Terms of outstanding share options and allocation shares at 31 March	Allocation price R	31 March 2004 Number	31 March 2003 Number
Expiring during the financial years ending			
31 March 2005	0,10 – 46,04	**21 762**	49 200
31 March 2006	37,50 – 43,75	–	64 060
31 March 2007	51,25	–	39 000
31 March 2008	51,80 – 60,50	–	109 974
31 March 2009	25,50	–	130 240
31 March 2010	39,00 – 100,0	–	1 056 700
31 March 2012	45,05	–	124 800
31 March 2013	42,90 – 45,75	–	224 280
		21 762	1 798 254

Options are exercisable as follows:
20% – 2 years after allocation
40% – 3 years after allocation
60% – 4 years after allocation
100% – 5 years after allocation
Subject to certain circumstances, which include, inter alia, the retrenchment or death of a participant, each option granted will remain in force for a period of 10 years from the date of the granting of such option. Where employees retire, options vest on date of retirement.

Notice of annual general meeting

JOHNNIC HOLDINGS LIMITED
Incorporated in the Republic of South Africa
(Registration number 1889/000429/06)
("the Company")
JSE code: JNC
ISIN code: ZAE000024352

Notice is hereby given that the annual general meeting of shareholders of the Company will be held in the Lotus Suite, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng on Wednesday, 27 October 2004 at 14:30, for the following purposes:

ORDINARY BUSINESS

1. To receive, consider and adopt the annual financial statements for the year ended 31 March 2004 of the Company and the Group, together with the report of the auditors.

2. To authorise the appointment of the directors of the Company referred to below by single resolution in terms of the provisions of section 210 of the Companies Act, 1973 (Act No 61 of 1973) as amended (the "Companies Act").

3. To elect Messrs CB Brayshaw, SW Moutloatse, PF Nhleko and TRA Oliphant as directors who retire by rotation at this meeting in terms of Article 83 of the articles of association and, being eligible, offer themselves for re-election.

4. To transact any other business capable of being transacted at an annual general meeting.

SPECIAL BUSINESS

In addition, shareholders will be requested to consider and, if deemed fit, to pass the following special and ordinary resolutions with or without amendment:

ORDINARY RESOLUTION NUMBER 1

"RESOLVED THAT all the authorised but unissued ordinary shares in the capital of the Company (other than the ordinary shares previously placed under the control of the directors of the Company for the specific purpose of the Company's share incentive scheme), be and are hereby placed at the disposal and under the control of the directors, and that the directors be and are hereby authorised to allot, issue and otherwise to dispose of all or any of such shares at their discretion, in terms of and subject to the provisions of the Companies Act, 1973 (Act No 61 of 1973), as amended, and the Listings Requirements of the JSE Securities Exchange South Africa, and subject to the proviso that the aggregate number of ordinary shares which may be allotted and issued in terms of this ordinary resolution number 1, shall be limited to ten percent of the number of ordinary shares in issue at 31 March 2004."

A majority of the votes cast by all shareholders present or represented by proxy at the annual general meeting, will be required to approve this resolution.

ORDINARY RESOLUTION NUMBER 2

"RESOLVED THAT the directors of the Company be and are hereby authorised and empowered, by way of a general authority, to allot and issue shares (including the grant or issue of options or convertible shares that are convertible into an existing class of shares) for cash (or the extinction or payment of any liability, obligation or commitment, restraint, or settlement of expenses) to such persons, on such terms and conditions and at such times as the directors may from time to time at their discretion deem fit, but subject to the provisions of the Companies Act, 1973 (Act No 61 of 1973), as amended, and the requirements of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE listings requirements")."

It is recorded that the general authority to allot and issue shares for cash in terms of ordinary resolution number 2, is subject to the following requirements of the JSE listings requirements:

1. the shares which are the subject of general issues for cash must be of a class already in issue, or where this is not the case, must be limited to such shares or rights that are convertible into a class already in issue;

2. the shares which are the subject of general issues for cash must be issued to public shareholders, as defined in the JSE listings requirements, and not to related parties;

3. shares which are the subject of general issues for cash:

   (a) in the aggregate in any one financial year may not exceed 15% of the applicant's relevant number of shares in issue of that class (for purposes of determining the shares comprising the 15% number in any one year, account must be taken of the dilution effect, in the year of issue of options or convertible shares, by including the number of any shares which may be issued in future arising out of the issue of such options or convertible shares);

(b) of a particular class, will be aggregated with any shares that are compulsorily convertible into shares of that class and, in the case of the issue of compulsorily convertible shares, aggregated with the shares of that class into which they are compulsorily convertible;

(c) as regards the number of shares which may be issued (the 15% number), shall be based on the number of shares of that class in issue added to those that may be issued in future (arising from the conversion of options or convertible shares), at the date of such application:

(i) less any shares of the class issued, or to be issued in future arising from options or convertible shares issued, during the current financial year;

(ii) plus any shares of that class to be issued pursuant to:

(aa) a rights issue which has been announced, is irrevocable and is fully underwritten; or

(bb) an acquisition which has had final terms announced may be included as though they were shares in issue at the date of application;

4. the maximum discount at which shares may be issued is 10% of the weighted average traded price of such shares measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company and where the shares have not traded in such a 30 (thirty) business day period, the JSE should be consulted for a ruling;

5. if the discount to market price at the time of exercise of any option or conversion of a convertible security is not known at the time of the grant or issue of the option or convertible security, or if it is known that the discount will exceed 10% of the 30 day weighted average traded price of the security at the date of exercise or conversion, then the grant or issue will be subject to the Company providing its holders of shares with a fair and reasonable statement complying with the requirements of the JSE listings requirements, from an independent professional expert acceptable to the JSE, indicating whether or not the grant or issue is fair and reasonable to the Company's holders of shares; and

6. after the Company has issued shares in terms of ordinary resolution number 2, representing, on a cumulative basis within a financial year, 5% or more of the number of shares in issue prior to such issue, the Company shall publish an announcement containing full details of the issue, including:

(a) the number of shares issued;

(b) the average discount to the weighted average traded price of the shares over the 30 days prior to the date that the price of the issue was determined or agreed by the directors of the Company; and

(c) the effect of the issue on net asset value per share, net tangible asset value per share, earnings per share and headline earnings per share; and

7. the general authorisation of the directors to allot and issue shares for cash, will be valid until the earlier of the next annual general meeting of the Company and the expiry of a period of 15 (fifteen) months from the date of passing ordinary resolution number 2, unless varied or revoked by any general meeting of the Company prior thereto.

A 75% majority of the votes cast by all shareholders present or represented by proxy at the annual general meeting, will be required to approve this resolution.

SPECIAL RESOLUTION NUMBER 1

Preamble

For the purposes hereof "Group" shall bear the meaning assigned to it by the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE"), which defines "Group" as a holding company, not itself being a wholly owned subsidiary, together with all companies being its subsidiaries, if any.

"RESOLVED THAT in terms of the articles of association of the Company, the directors of the Company be and are hereby authorised, by way of a general authority, to repurchase shares issued by the Company or to permit a subsidiary of the Company to purchase shares in the Company, as and when deemed appropriate by the directors, in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, and subject to the following requirements of the JSE listings requirements:

1. any such repurchase of shares shall be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company and the counterparty (reported trades are prohibited);
2. the general authority shall only be valid until the Company's next annual general meeting, but it may be varied or revoked by special resolution by any general meeting of the Company at any time prior to such annual general meeting provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;
3. the Company is authorised thereto by its articles of association;
4. the general repurchase of shares shall not, in the aggregate, exceed 20% of the share capital of that class in any one financial year;
5. repurchases may not be made at a price greater than 10% above the weighted average of the market value for the shares for the 5 (five) business days immediately preceding the date on which the transaction is effected;
6. at any point in time, the Company shall only appoint one agent to effect any repurchase(s) on the Company's behalf;
7. the Company shall only undertake a repurchase of shares if, after such repurchase, it still complies with the shareholder spread requirements of the JSE listings requirements;
8. the Company or its subsidiaries shall not repurchase shares during a prohibited period as defined in the JSE listings requirements, being a closed period or any period when there exists any matter which constitutes unpublished price sensitive information in relation to the Company's shares;
9. if the Company enters into derivative transactions that may or will result in the repurchase of shares in terms of this general authority, such transactions will be subject to the requirements in paragraphs 2, 5, 6 and 10 of this special resolution number 1, and the following requirements:

   (a) repurchases may not be made at a price greater than 10% above the weighted average of the market value for the shares for the 5 (five) business days immediately preceding the date on which the transaction is effected ("the maximum price");

   (b) the strike price of any put option written by the Company less the value of the premium received by the Company for that put option may not be greater than the fair value of a forward agreement based on a spot price not greater than the maximum price;

   (c) the strike price of any call option may be greater than the maximum price at the time of entering into the derivative agreement, but the Company may not exercise the call option if it is more than 10% "out the money";

   (d) the strike price of the forward agreement may be greater than the maximum price but limited to the fair value of a forward agreement calculated from a spot price not greater than the maximum price;
10. when the Company has cumulatively repurchased 3% of the initial number of a class of its shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and

for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement shall be published as soon as possible and not later than 08:30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement shall comply with the requirements of the JSE listings requirements; and

11. any repurchase by the Company of its own shares shall not, in the aggregate in any one financial year exceed 20% of the Company's issued share capital of that class in any one financial year."

The reason for and effect of this special resolution number 1 is to grant the Company, or a subsidiary, a general authority in terms of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Act"), for the acquisition of shares of the Company. Such general authority will provide the Board of Directors with the flexibility, subject to the requirements of the Act and the JSE, to repurchase shares should it be in the interests of the Company at any time while the general authority exists. Should the opportunity arise and should the directors deem it in all respects to be advantageous to the Company to repurchase such shares, it is deemed appropriate that the directors be authorised to repurchase the Company's shares.

The Board of Directors of the Company has considered the impact of a repurchase of 20% of the Company's shares, being the maximum permissible under a general authority in terms of the JSE listings requirements, and:

1. the Company and the Group will be able in the ordinary course of business to pay its debts for a period of 12 (twelve) months after the date of this notice of annual general meeting;

2. the assets of the Company and the Group will be in excess of the liabilities of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting, calculated in accordance with the accounting policies used in the audited financial statements of the Group for the year ended 31 March 2004;

3. the share capital and reserves of the Company and the Group will be adequate for ordinary business purposes for a period of 12 (twelve) months after the date of this notice of annual general meeting; and

4. the working capital of the Company and the Group will be adequate for ordinary business purposes for a period of 12 (twelve) months after the date of this notice of annual general meeting.

The Company will not undertake a security repurchase in terms of the general authority which is the subject of this special resolution number 1 until the Company's sponsor has provided the JSE with the confirmation required in terms of paragraph 2.12 of the JSE listings requirements.

For the purpose of considering special resolution number 1 and in compliance with paragraph 11.26 of the JSE listings requirements, the information listed below has been included in the Annual Report, in which this notice of annual general meeting is included, at the places indicated:

1. Directors – refer to the inside back cover of this report;

2. Major shareholders – refer to page 44 of this report;

3. There are no material changes to report on;

4. Directors' interest in shares – refer to page 47 of this report;

5. Share capital of the Company – refer to page 44 of this report;

6. Responsibility statement – The Directors, whose names are set out on the inside back cover of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this special resolution number 1 and certify that to the best of their knowledge and belief that there are no other facts that have been

omitted, which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that the resolution contains all information required by the JSE listings requirements; and

7. Litigation – There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on the Group's financial position over the last 12 months.

A 75% majority of the votes cast by all shareholders present or represented by proxy at the annual general meeting, will be required to approve this resolution.

ORDINARY RESOLUTION NUMBER 3

"RESOLVED THAT, any one director of the Company or the Company Secretary be and is hereby authorised to do all such things as are necessary and to sign all such documents issued by the Company so as to give effect to special resolution number 1 and ordinary resolutions numbers 1 and 2."

A majority of the votes cast by all shareholders present or represented by proxy at the annual general meeting, will be required to approve this resolution.

VOTING

Each shareholder entitled to attend and vote at the above meeting is entitled to appoint one or more proxies (who need not be shareholders of the Company) to attend, speak and vote in his/her/its stead.

PROXIES

Only shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares with "own name" registration may appoint a proxy. A form of proxy in which is set out the relevant instructions for its completion, is attached for use by such shareholders of the Company who wish to appoint a proxy. The instrument appointing a proxy and the authority, if any, under which it is signed must be received by the Company or its registrars at the addresses given below by not later than 14:30 on Monday, 25 October 2004.

All beneficial owners of shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have dematerialised their shares with "own name" registration, and all beneficial owners of shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time and in accordance with the agreement between the beneficial owner, and the CSDP, broker or nominee (as the case may be) to allow the CSDP, broker or nominee to carry out the instructions.

Should such beneficial owners, however, wish to attend the meeting in person, they may do so by requesting their CSDP, broker or nominee to issue them with appropriate authority in terms of the agreement entered into between the beneficial owner, and the CSDP, broker or nominee (as the case may be) and if applicable, lodge the requisite authority with the Company or its registrars at the addresses given below by not later than 14:30 on Monday, 25 October 2004.

By order of the Board

Michael RD Boyns
Company Secretary

6 September 2004

BUSINESS ADDRESS AND REGISTERED OFFICE

Level 3 (West Wing), Gallagher House, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng, 1685
(PO Box 231, Johannesburg, 2000)

REGISTRARS

Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

EXPLANATORY NOTES TO NOTICE OF ANNUAL GENERAL MEETING

Voting and proxies

1. Every holder of shares present in person or by proxy at the meeting, or in the case of a body corporate represented at the meeting, shall be entitled to one vote on a show of hands and on a poll shall be entitled to one vote for every security held.

2. Only shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares with "own name" registration may appoint a proxy or proxies to attend, speak and vote in his/her/its stead. A proxy does not have to be a shareholder of the Company. The appointment of a proxy will not preclude the shareholder who appointed that proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of such proxy. A form of proxy for use at the meeting is attached. The attention of shareholders is directed to the additional notes relating to the form of proxy attached.

3. All beneficial owners of shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have dematerialised their shares with "own name" registration, and all beneficial owners of shares who hold certificated shares through a nominee, who wish to attend the annual general meeting, have to contact their CSDP, broker or nominee, who will furnish them with the necessary authority to attend the annual general meeting, or they have to instruct their CSDP, broker or nominee as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and his/her/its CSDP, broker or nominee.

4. Duly completed proxy forms or authorities must be lodged with the Company's registrars or at the registered office of the Company, not less than 48 (forty-eight) hours (excluding Saturdays, Sundays and public holidays) before the time appointed for holding the meeting. As the meeting is to be held at 14:30 on Wednesday, 27 October 2004, proxy forms or authorities must be lodged on or before 14:30 on Monday, 25 October 2004. The name and address of the registrars is given on the back of the proxy form as well as on the inside back cover of the annual report.

EXPLANATORY NOTES TO RESOLUTIONS FOR ANNUAL GENERAL MEETING

For the purposes of this notice of annual general meeting and the resolutions herein, "shares" mean securities as defined in the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE"), which includes stocks, shares, debentures, specialist securities, notes, units of stock issued in place of shares, and options on stocks or shares or on such debentures, notes or units, and rights thereto, options on indices of information as issued by a stock exchange on prices of any of the aforementioned instruments, as well as any other instruments declared by the Registrar or Deputy Registrar of Stock Exchanges by notice in the JSE Gazette to be securities, but excluding:

(a) shares in a private company; or

(b) stocks or shares in a public company that cannot be acquired or transferred without the consent or approval of the directors or any representatives of the Company, other than such consent or approval required by, under or by virtue of any law, or options on or rights to such stocks or shares; or

(c) bankers acceptances, negotiable certificates of deposit issued by a bank registered under the Banks Act No 94 of 1990, or by a mutual bank registered under the Mutual Banks Act No 124 of 1993, or any other similar short term instruments designated by the Registrar or Deputy Registrar of Stock Exchanges by notice in the JSE Gazette, or options on or rights to such acceptances, certificates or instruments.

Receipt, consideration and adoption of the Company and Group annual financial statements for the year ended 31 March 2004

The directors have to present to shareholders at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 March 2004, together with the report of the auditors contained in this annual report.

Election of directors by a single resolution

The appointment of two or more directors standing for election or re-election at the annual general meeting may be taken by a single resolution provided a resolution to pass such resolution has first been passed unanimously. This is common corporate practice in South Africa.

Re-election of directors retiring at the annual general meeting

In terms of articles 83 and 84 of the Company's articles of association, one-third of the directors who have been longest in office since their last election are required to retire at each annual general meeting and may offer themselves for re-election. Biographical details of the retiring directors offering themselves for re-election are given on pages 8 and 9 of the annual report.

Placing of unissued shares under the control of the directors
and
Ordinary resolution number 1

In terms of sections 221 and 222 of the Companies Act, No 61 of 1973, as amended ("the Companies Act"), the shareholders of the Company have to approve the placement of the unissued shares under the control of the directors.

The existing authority is due to expire at the forthcoming annual general meeting, unless renewed. The directors consider it advantageous to renew this authority (limited to ten percent of the number of ordinary shares in issue at 31 March 2004) to enable the Company to take advantage of any business opportunity that may arise in the future.

The authority will be subject to the Companies Act and JSE listings requirements.

Issue of shares for cash
and
Ordinary resolution number 2

In terms of the JSE listings requirements, the shareholders have to approve the general authorisation of the directors of the Company to allot and issue shares for cash, which also has the effect of waiving any pre-emptive rights in terms of the JSE listings requirements to which shareholders may be entitled in respect of the issue of shares for cash.

The existing authority is due to expire at the forthcoming annual general meeting, unless renewed. The directors consider it advantageous to renew this authority to enable the Company to take advantage of any business opportunity that may arise in the future.

This general approval shall be valid until the Company's next annual general meeting, but it may be varied or revoked by special resolution by any general meeting of the Company at any time prior to such annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of the special resolution.

In terms of the JSE listings requirements, ordinary resolution number 2 has to be passed by a 75% majority of shareholders present or represented by proxy and entitled to vote at the annual general meeting.

General authority for the Company and/or a subsidiary to acquire shares in the Company
and
Special resolution number 1

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary of the Company, a general approval, in terms of the Companies Act and the JSE listings requirements, to repurchase the Company's shares should it be in the interests of the Company at any time while the authority exists. Should the opportunity arise and should the directors deem it in all respects to be advantageous to the Company to repurchase such shares, it is deemed appropriate that the directors be authorised to repurchase the Company's shares.

No shares were repurchased during the financial year ended 31 March 2004.

The existing authority is due to expire at the forthcoming annual general meeting, unless renewed. The directors are of the opinion that it would be in the best interests of the Company to extend such general authority and thereby allow the Company to be in a position to purchase its own shares on the open market, should market conditions and price justify such action.

This general approval shall be valid until the Company's next annual general meeting, but it may be varied or revoked by special resolution by any general meeting of the Company at any time prior to such annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of the special resolution.

This resolution is required to be passed, on a show of hands, by not less than 75% of the number of shareholders of the Company entitled to vote on a show of hands at the meeting who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the shareholders present in person or by proxy are entitled.

APPENDIX TO THE NOTICE OF ANNUAL GENERAL MEETING

Important notes about the annual general meeting ("AGM")

Date: Wednesday, 27 October 2004, at 14:30.

Venue: Lotus Suite, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng.

Time: The AGM will start promptly at 14:30.

Shareholders wishing to attend are advised to be in the Lotus Suite not later than 14:15. Gallagher Estate staff will direct shareholders to the AGM. Refreshments will be served after the meeting.

Travel information: The adjacent map indicates the location of Gallagher Estate. There is a taxi rank situated outside Gallagher Estate in Market Street.

Admission: Shareholders and others attending the AGM are asked to register at the registration desk in the reception area at the venue. Shareholders and proxies may be required to provide proof of identity.

Security: Secured parking is provided at the venue. Mobile telephones should be switched off for the duration of the proceedings.

PLEASE NOTE:

1. **Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares with "own name" registration**
   Shareholders wishing to attend the AGM have to ensure beforehand with the registrars of the Company that their shares are in fact registered in their names. Should this not be the case and the shares are registered in any other name or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their personal capacity.

2. **ENQUIRIES**
   Any shareholder having difficulties or queries in regard to the AGM or the above are invited to contact the Company Secretary, Mr Michael RD Boyns on +27 (0) 11 266 3100 or the Company's information agent service provider, Computershare Investor Services on 0800 117 472 or +27 11 870 8203 if calling from outside South Africa. Calls may be monitored for quality control purposes.



To Pretoria
MIDRAND
N
Olifantsfontein Off-ramp
New Road Off-ramp
R101
Johnnic Blvd
Church
Boulders Shopping Centre
Gallagher Estate
Richards Drive
Gallagher
N1
Old Pretoria Rd
R101
Le Roux Ave
Allandale Off-ramp
Allandale Rd
To Kyalami
To Johannesburg
To Kempton Park

Form of proxy

ONLY TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS WITH "OWN NAME" REGISTRATION

JOHNNIC HOLDINGS LIMITED
Incorporated in the Republic of South Africa
(Registration number 1889/000429/06)
("Johnnic" or "the Company")
JSE code: JNC
ISIN code: ZAE000024352

For use at the annual general meeting to be held at 14:30 on Wednesday, 27 October 2004, at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng.

A member entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, vote and speak in his/her/its stead at the annual general meeting. A proxy need not be a member of the Company.

I/We (Name in block letters)

of (address)

being a member(s) of the Company, and entitled to votes, do hereby appoint

of *or, failing him/her*

of *or, failing him/her*

the chairperson of the annual general meeting, as my/our proxy to represent me/us at the annual general meeting, which will be held at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng, for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued share capital of the Company registered in my/our name (see note 2 overleaf), as follows:

	For	Against	Abstain
1. The adoption of the Group annual financial statements for the year ended 31 March 2004			
2. The appointment of directors referred to below by a single resolution			
3. The re-election of the following directors: CB Brayshaw			
SW Moutloatse			
PF Nhleko			
TRA Oliphant			
4. Ordinary resolution number 1 To place the unissued shares under the control of the directors (limited to 10 percent of the number of ordinary shares in issue at 31 March 2004)			
5. Ordinary resolution number 2 To authorise the directors of the Company to allot and issue shares for cash			
6. Special resolution number 1 To approve a general authority for the Company and/or subsidiary to acquire shares in the Company			
7. Ordinary resolution number 3 To authorise a Company director or the Company Secretary to implement the special and ordinary resolutions			

and generally to act as my/our proxy at the said annual general meeting. (Indicate with an "X" or the relevant number of votes, in the applicable space, how you wish your votes to be cast. If no directions are given, the proxy holder will be entitled to vote or to abstain from voting as that proxy holder deems fit.)

Signed at on 2004

Signature of member(s) Assisted by (where applicable)

Please read the notes on the reverse side hereof.

Notes to proxy

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the space(s) provided, with or without deleting "the chairperson of the annual general meeting", but any such deletion or insertion must be initialled by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on the proxy form and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairperson of the annual general meeting.

2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of votes exercisable by that shareholder in the appropriate box provided. An "X" in the appropriate box indicates the maximum number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded, may not exceed the maximum number of votes exercisable by the shareholder or by his/her proxy.

3. To be effective, completed proxy forms must be lodged with the Company's registrars or at the registered office of the Company, not less than 48 hours (excluding Saturdays, Sundays and public holidays) before the time appointed for the holding of the annual general meeting. As the annual general meeting is to be held at 14:30 on Wednesday, 27 October 2004, proxy forms must be lodged on or before 14:30 on Monday, 25 October 2004.

4. The completion and lodging of this proxy form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat instead of any proxy appointed in terms hereof.

5. The chairperson of the annual general meeting may reject or accept any proxy form which is completed and/or received other than in compliance with these notes.

6. Any alteration to this proxy form, other than a deletion of alternatives, must be initialled by the signatories.

7. Documentary evidence establishing the authority of a person signing this proxy form in a representative or other legal capacity must be attached to this proxy form unless previously recorded by the Company or the registrars or waived by the chairperson of the annual general meeting.

8. Where there are joint holders of shares:
   8.1 any one holder may sign the proxy form; and
   8.2 the vote of the senior shareholder (for that purpose seniority will be determined by the order in which the names of the shareholders appear in the Company's register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholders.

OFFICE OF THE REGISTRARS

Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Administration

DIRECTORATE
MC Ramaphosa (Chairman)
JRD Modise (Chief Operating Officer)†
KC Ramon (Financial Director)†
CB Brayshaw
PE Burton
ACG Molusi†
SW Moutloatse
PF Nhleko
TRA Oliphant
ME Ramano

ALTERNATES
ZNA Cindi
PM Jenkins†
IP Smith
TH Zuma

COMPANY SECRETARY
MRD Boyns* CA(SA)
Gallagher Estate
19 Richards Drive
Midrand, Gauteng
PO Box 231
Johannesburg, 2000

† Executive
** British*

REGISTERED OFFICE
Level 3 (West Wing)
Gallagher House
Gallagher Estate
19 Richards Drive
Midrand, Gauteng
PO Box 231
Johannesburg, 2000

Company registration number
1889/000429/06

CONTACT DETAILS
Telephone
National 011 266 3100
International +27 11 266 3100

Facsimile
National 011 266 3120
International +27 11 266 3120

Internet
http://www.johnnic.co.za

E-mail
investor_relations@johnnic.co.za

REGISTRARS
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

AUDITORS
Deloitte & Touche
The Woodlands
Woodmead
Private Bag X6
Gallo Manor, 2052

LEGAL ADVISORS
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Sandton, 2196
PO Box 61771
Marshalltown, 2107

SPONSOR
Merrill Lynch South Africa (Pty) Limited
138 West Street
Sandown
Sandton, 2196
PO Box 651987
Benmore, 2010

AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM
Cusip number 478058100
ADR to ordinary share: 1:1

DEPOSITORY
The Bank of New York
22nd Floor,
101 Barclay Street
New York
N.Y. 10286
USA

INFORMATION AGENT
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001
PO Box 62212
Marshalltown, 2107
Telephone
National 0800 117 427
International +27 11 870 8203

Shareholders' diary

Financial year end		31 March 2004
Annual general meeting		27 October 2004
Reports		
Preliminary announcement of annual financial results	Published	30 June 2004
Annual Report	Posted	29 September 2004
Interim for half-year to September		1 December 2004
Dates are subject to alteration		

GRAPHICOR 30822

johnnic
holdings

www.johnnic.co.za